monster

FIND BETTER

2011 ANNUAL REPORT



Monster Worldwide, Inc.

(NYSE: MWW) is the parent company of Monster.com, the premier global online employment solution for people seeking jobs and the employers who need great people. We've been doing this for over 15 years, and have expanded from our roots as a "job board" to a global provider of a full array of job seeking, career management, recruitment and talent management products and services. At the heart of our success and our future is innovation: we are changing the way people think about work, and we're helping them actively improve their workforce performance with new technology, tools and practices.

DELIVERING NEW AND BETTER PRODUCT SOLUTIONS

To Our Shareholders, Customers, Employees and Friends,

Reflecting upon 2011, Monster had a productive year in terms of financial performance, customer adoption of our advanced product offerings and expanding our global reach. Nevertheless, the macroeconomic environment was mixed. Global GDP grew modestly in the first nine months of the year but decelerated in the fourth quarter. Despite this deceleration and the heightened global macroeconomic concerns, in 2011, we remained focused on pursuing our key initiatives and strengthening our financial position.

Our advanced technologies and unparalleled global reach truly differentiate Monster from its competitors and we are eager to continue to leverage our strong brand as the pioneer and leader in the industry. These unique attributes will allow us to meet our customers' high expectations and further strengthen our position in the marketplace.

Improvements Across Key Financial Metrics

In 2011, our Global Careers bookings increased 18% year over year and we also significantly improved our profitability, achieving an operating margin of 7% for 2011 compared to break-even in 2010. Our business demonstrated substantial operating leverage with 55% of our incremental revenue flowing through to the operating income line. Monster's financial position remains strong with $250 million in cash and cash equivalents on our balance sheet at year-end.

Specifically, in 2011 bookings were over $1.1 billion, representing a 38% increase from the depths reached in 2009. Despite this encouraging bookings and earnings growth this year, we are not satisfied with these results. During the recession of 2008-2009, we were faced with tough decisions that needed to be made and actions that needed to be taken to allow our business to continue to grow for the future. Since then, we have invested aggressively in new products, with a strong focus on expanding our technological leadership in our industry. The result of these efforts is a product portfolio with the most advanced solutions in our industry, providing both employers and job seekers around the world the most robust and efficient tools available.

We believe our business is well-positioned to benefit from the investments we have made in technology, products and expanding our global reach. Monster will continue to roll out new products globally, while enhancing our existing product portfolio to stay one step ahead of our competitors. In 2012, the focus will be on strong execution—making sure our customers understand our products and the value they offer to their businesses.

Customer Adoption and New Product Development

Our new products are experiencing increased adoption. In 2011, bookings generated from our Power Resume Search® (PRS) product were approximately $100 million with roughly 30% growth over the previous year. This product, which is based on our proprietary 6Sense® advanced semantic search technology, was launched during the fourth quarter of 2009 in North America, and has been available in the UK and France for the last six months. PRS now accounts for approximately 50% of North America's search business and nearly 20% in Europe. PRS was recently launched in Germany with plans in place to roll it out in the Netherlands later in the year.

SeeMore™, our next-generation 6Sense semantic search and analytics platform, provides intelligence and visibility into multiple talent pools and helps employers efficiently and precisely identify, access, and manage their talent regardless of the source. This cloud-based product has begun to gain significant traction with our customers.

Monster's Career Ad Network® (CAN), the largest recruitment-focused ad network, reaches nearly 105 million active and passive candidates worldwide. CAN grew approximately 35% year-over-year in 2011 to just over $50 million, accounting for approximately 5% of Global Careers bookings and 8% of North America Careers bookings.

Monster's BeKnown™ application is helping job seekers take advantage of one of the largest global networks in the world today through Facebook. We launched BeKnown mid-year and it is now available in 49 countries and 19 languages. Feedback from early adopters has been positive and we continue to add additional features and functionality while more aggressively marketing the application worldwide to drive further adoption.

Monster Government Solutions (MGS) experienced impressive growth during the year with close to $100 million in bookings. MGS currently provides products and services to Federal, State, and Local Government agencies and all five branches of the armed services. In early 2012, we were awarded a four-year contract valued in excess of $20 million with the UK Government, which was the largest international transaction in our company's history. We believe expanding MGS internationally represents an incremental growth opportunity.

Continuing to Help Seekers and Employers Find Better™

Our product platform is unmatched, and our customers are giving us tremendously positive feedback on our new and enhanced products – from PRS to SeeMore to CAN. As a result, we are committed to more aggressively communicating our product story to the world through an increased commitment to sales and marketing.

Monster is poised to deliver for all of its stakeholders. By continuing to provide seekers with the best job opportunities available and enabling employers to source superior talent and effectively manage their existing workforce, we are well positioned to capitalize on the global trends in online recruitment.

Despite these positive attributes, we strongly believe that Monster's shares are undervalued. Our primary responsibilities are to our customers and shareholders. For this reason, we announced in March 2012 that we are pursuing all strategic alternatives. During this process, we will continue to be laser-focused on delivering superior value to our customers by providing innovative, value-added offerings and further expanding our global reach.

We are confident that we are pursuing the right strategy to capitalize on all market opportunities to maximize shareholder value.

Thank you for your continued support.

Sal

Sal Iannuzzi
Chairman, President and Chief Executive Officer

Form 10-K

monster worldwide

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 001-34209

MONSTER WORLDWIDE, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**13-3906555**
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	*(I.R.S. EMPLOYER IDENTIFICATION NUMBER)*

622 Third Avenue, New York, New York 10017
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(212) 351-7000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.001 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined under Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of common stock held by non-affiliates of the registrant was approximately $1,861,877,365 as of June 30, 2011, the last business day of the registrant's second fiscal quarter of 2011.

As of January 20, 2012, there were 123,092,598 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its 2012 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Special Note About Forward-Looking Statements

Monster Worldwide, Inc. (together with its consolidated subsidiaries, the "Company," "Monster," "Monster Worldwide," "we," "our" or "us") make forward-looking statements in this report and in other reports and proxy statements that we file with the United States Securities and Exchange Commission ("SEC"). Except for historical information contained herein, the statements made in this report constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve certain risks and uncertainties, including statements regarding our strategic direction, prospects and future results. Certain factors, including factors outside of our control, may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, among other things, the global economic and financial market environment; risks relating to our foreign operations; risks relating to the European debt crisis and market perceptions concerning the instability of the euro; our ability to maintain and enhance the value of our brands, particularly Monster; competition; fluctuations in our quarterly operating results; our ability to adapt to rapid developments in technology; our ability to continue to develop and enhance our information technology systems; concerns related to our privacy policies and our compliance with applicable data protection laws and regulations; intrusions on our systems; interruptions, delays or failures in the provision of our services; our vulnerability to intellectual property infringement claims brought against us by others; our ability to protect our proprietary rights and maintain our rights to use key technologies of third parties; our ability to replace our credit facilities as they mature; our ability to identify future acquisition opportunities or partners and the risk that future acquisitions or partnerships may not achieve the expected benefits to us; our ability to manage future growth; our ability to expand our operations in international markets; our ability to attract and retain talented employees, including senior management; potential write-downs if our goodwill or amortizable intangible assets become impaired; adverse determinations by domestic and/or international taxation authorities related to our estimated tax liabilities; effects of anti-takeover provisions in our organizational documents that could inhibit the acquisition of Monster Worldwide by others; volatility in our stock price; risks associated with government regulation; the outcome of litigation we may become involved in from time to time; and other risks and uncertainties set forth from time to time in our reports to the SEC, including under *"Item 1A. Risk Factors"* of this report.

We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report.

PART I

ITEM 1. *BUSINESS*

Introduction

Monster Worldwide, Inc. (together with its consolidated subsidiaries, the "Company," "Monster," "Monster Worldwide," "we," "our" or "us"), parent company of Monster®, the premier global online employment solution, strives to inspire people to improve their lives. With a presence in approximately 55 countries around the world, including key markets in North America, Europe, South America and the Asia-Pacific region, Monster offers online recruiting solutions that we believe are redefining the way employers and job seekers connect. Through online media sites and services, Monster Worldwide delivers highly targeted audiences to advertisers.

Our principal executive offices are located at 622 Third Avenue, New York, New York 10017. Our telephone number is (212) 351-7000 and our Internet address is *http://about-monster.com*. Our predecessor business was founded in 1967, and our current company was incorporated in Delaware and became a public company in 1996. We make all of our public filings with the SEC available on our website, free of charge, under the caption *"Investor Relations — SEC Filings."* Included in these filings are our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, which are available as soon as reasonably practicable after we electronically file or furnish such materials with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Our Strategy

Monster Worldwide's long-term business strategy is designed to capitalize on the numerous opportunities that exist in the global online recruitment marketplace and related markets. Our strategy calls for strategic investment in product, technology, brand support and customer service to expand our global leadership position in an effort to achieve long-term growth and profitability and create shareholder value. In support of this strategy, we are investing in our operations on a global basis while controlling the growth of operating expenses.

Monster's focus is on the needs of its customers, both employers and job seekers. Our advanced products and services are intended to improve the seeker experience while also developing deeper relationships with our employer customers. Through innovative products and features, we offer greater value to all job seekers who look to manage their careers, even those seekers who are not actively engaged in a job search. Our product offerings and services are designed to enhance seeker engagement and increase job response rate. We believe that more active seeker engagement will translate directly into higher quality candidates for our employer customers. For employers, our tools and features allow them to more efficiently and effectively attract and find the most relevant candidates for their job openings.

Our investments in our technology platform have allowed us to deliver innovative products and services on a global basis. We have consolidated several technology systems and have created a platform that is more secure, scalable and redundant. In June 2011, to further extend our global reach and leverage the world's most popular global social network, we launched BeKnown™, a professional network application available on the Facebook platform. This application allows Facebook members in 49 countries and in 19 languages to establish a professional network on BeKnown. With BeKnown, users can seamlessly identify and connect with professional contacts from multiple sources and enhance their professional identities, while keeping their friends on Facebook separate from their professional contacts.

In 2008, we acquired Trovix Inc., a business that provides career-related products and services that utilize advanced search technology, focusing on key attributes such as skills, work history and education. Our patented 6Sense® semantic search and matching technology, which is based upon Trovix technology, is the backbone of a growing family of products for both job seekers and employers. Our innovative and proprietary semantic resume search product, Monster Power Resume Search® ("PRS") has been available to customers in North America since late 2009, and more recently to customers in the United Kingdom and France. Most recently we launched PRS in Germany and expect to rollout PRS in the Netherlands and China in the future. Our 6Sense technology transforms traditional keyword-based processes by assisting our customers in matching candidates to their required job specifications. For seekers, our 6Sense powered job search has changed how seekers explore, find and apply for jobs. We introduced our cloud based search product SeeMore™ in the third quarter of 2011, which allows our customers to utilize our 6Sense technology on their own talent databases.

In 2007, we introduced in North America the Career Ad Network, or CAN, which is now the industry's largest recruitment-focused online advertising network that reaches nearly 105 million internet users on a global basis. We offer this innovative media product to customers in North America and most major markets in Europe, as well as in Australia and Brazil, and we expect to expand this offering further into South America and Asia. CAN distributes our customers' job advertisements across a broad array of targeted websites and is an effective way of expanding our customers' pool of active and passive seekers. Additionally, we offer our customers application tracking services, diversity resume database services and other ancillary services either directly or through alliances, to meet the changing needs of our customers.

Our global sales structure allows us to sell and distribute our products and services to large, medium and small businesses on a local basis. Our objective is to offer existing customers additional products while expanding our coverage to attract new customers. We service existing and potential customers through a field sales force, telephone sales force and an online service, which we refer to as our "eCommerce" channel, where the customer can advertise jobs and access the resume database without sales force involvement. We have integrated our field and telesales forces in the United States and aligned our sales resources regionally so we can operate more efficiently and provide a high touch, consultative service to customers.

In order to support our broadened product portfolio and our expanded sales resources, we have in-sourced, centralized and standardized our global call center operations to create a customer focused, proactive value added model.

Our growth strategy includes global geographic expansion. On August 24, 2010, pursuant to an Asset Purchase Agreement dated as of February 3, 2010 between Monster and Yahoo! Inc. ("Yahoo!"), Monster completed the acquisition of substantially all of the assets exclusive to Yahoo! HotJobs (the "HotJobs Assets") from Yahoo! The purchase price for the HotJobs Assets was $225.0 million. We acquired the HotJobs Assets, among other objectives, to expand our business in the North American online recruitment market. Concurrent with the closing of the acquisition, Monster and Yahoo! entered into a three year commercial traffic agreement whereby Monster became Yahoo!'s exclusive provider of career and job content on the Yahoo! homepage in the United States and Canada. This traffic agreement has increased our reach in North America. Separately, we formed a multi-country relationship with Yahoo! across South America to bring career opportunities and resources to Yahoo! users, employers and job-seekers. We are Yahoo!'s exclusive provider of career and job content in key markets across South America. In February 2011, the Company completed the integration of the HotJobs website onto the Company's platform, which enables job seekers to benefit from the increased availability of jobs and precise search capabilities, and enables employers to benefit from the increased volume and quality of seeker traffic.

We believe there is a large opportunity to deepen our penetration in our existing markets in Europe, Asia and South America, in addition to extending our presence beyond the markets we currently serve. In October 2008, we completed the acquisition of China HR.com Holdings Ltd. (together with its subsidiaries, "ChinaHR"), a leading online recruiter, serving employers and job seekers in major provinces in the People's Republic of China. We believe there exists a significant opportunity to expand our presence in the People's Republic of China over time. In November 2008, the Company acquired a 50% equity interest in a company that provides online employment solutions in Australia. Additionally, the Company launched a website in Brazil in 2010 which we believe could result in significant growth in the future due to the size of the Brazilian market.

We continue to actively and aggressively support the Monster brand on a global scale through strategic investments in both online and offline advertising and promotion. Our advertising and promotion activities are designed to drive quality visitors to Monster.com and our affiliated online properties. We have centralized our media purchases and changed the timing of our media buying to receive beneficial rates, resulting in greater efficiencies for our marketing expenditures.

Our Services

We operate in three reportable segments: Careers — North America, Careers — International and Internet Advertising & Fees. For the year ended December 31, 2011, these operating segments represented approximately 47%, 43% and 10% of our consolidated revenue, respectively. See Note 15 to the Company's financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion of our segment results.

Careers (North America and International)

Monster is the premier global online employment solution, striving to inspire people to improve their lives. Monster has a presence in approximately 55 countries around the world. We earned 45%, 42% and 42% of our total revenue outside of the United States in the years ended December 31, 2011, 2010 and 2009, respectively. With a local presence in key markets in North America, Europe, South America and Asia, Monster works by connecting employers with quality job seekers at all levels and by providing searchable jobs and career management resources online. We have been able to build on Monster's brand and create worldwide awareness by offering online recruiting solutions that we believe are redefining the way employers and job seekers connect. For the employer, our goal is to provide the most effective solutions and easiest to use technology to simplify the hiring process and deliver access to our community of job seekers. For job seekers, our purpose is to improve their careers by providing work-related content, services and advice.

Our services and solutions include searchable job postings, resume database access, recruitment media solutions throughout our network and other career-related content. Job seekers can search our job postings and post their resumes on each of our career websites. Employers and human resources companies pay to advertise jobs, search our resume database, and utilize career site hosting and other services such as recruitment media.

Monster has traditionally focused on the enterprise market, or those businesses that we consider to be among the 1,500 largest organizations globally. However, we have expanded our focus to include small-to-medium sized businesses ("SMBs"), those businesses with approximately 10 to 2,000 employees that operate primarily in local and regional markets. We currently have alliances with media and publishing companies, including approximately 1,000 newspapers, which extends our presence with local and regional job seekers in various markets across the United States.

Internet Advertising & Fees

Our Internet Advertising & Fees segment provides consumers with content, services and useful offerings that help them manage the development and direction of their current and future careers, while providing employers, educators and marketers with innovative and targeted media-driven solutions to impact these consumers at critical moments in their lives. We believe that by strengthening our user engagement, driving additional traffic and increasing usage of our websites, we can increase the appeal to our customers and reward them with a higher return on their marketing investment.

Revenue for the Internet Advertising & Fees segment is derived primarily from two types of services: display advertising and lead generation. Display advertising opportunities have been integrated across the Monster Worldwide network of websites, allowing marketers to deliver targeted online advertising messages via numerous sizes and formats of creative units. Consumers come to Monster's websites for information and advice on how to manage critical life transitions, and this environment is typically seen by marketers as desirable for the promotion of products and services as consumers are actively looking for new ideas and solutions. Lead generation is a direct response business in which marketers pay for connections to consumers whose demographics match the requirements of specific business offerings and who request information about the offerings. Our large database of users and ongoing collection of numerous points of data allows us to provide our clients with targeted and valuable opportunities to connect with interested consumers.

Sales and Marketing

The Company's sales resources consist of field sales, telesales, and a self service eCommerce channel. The Company has also created a global account team to provide further support for our customers who have global recruiting needs. Our sales activities are geared towards large, medium and small companies as well as government agencies, advertising agencies and educational institutions. The field and telesales resources for our Careers business in the United States are regionalized to better serve our customers with a more high touch, consultative approach, while providing greater efficiencies for developing new business opportunities. We have specialty units within the sales organization, dedicated to serving our vertical markets, such as enterprise, SMBs, government, healthcare and staffing. Our telesales staff is primarily responsible for telemarketing and customer service for SMBs and is located in our offices around the world. Our field sales staff focuses on both local and national clients and is also dispersed throughout our offices globally. Our eCommerce channel is available to all customer groups and is currently most heavily used by smaller employers. Our Internet Advertising & Fees sales force is located throughout the United States and is focused on cross-selling the products of each property within its network. New sales representatives who join the sales force during the year undergo a training program.

We use sponsorships and broad-based media, such as broadcast television, the Internet, radio, and business, consumer and trade publications, to market and promote the Monster brand. The majority of our marketing and promotion expense is allocated to our Careers — North America and Careers — International segments.

Customers

Our customers are comprised of individuals, small and medium-sized organizations, enterprise organizations, federal, state and local government agencies and educational institutions. No one customer accounts for more than 5% of our total annual revenue.

Competition

The markets for our services and products are highly competitive and are characterized by pressure to win new customers, expand the market for our services and incorporate new capabilities and technologies. We face competition from a number of sources. These sources include other employment-related websites, including websites that aggregate job postings from multiple company websites and job boards; professional networking and social networking websites; general classified advertising websites; traditional media companies (primarily newspaper publishers); Internet portals; search engines; and general-interest websites such as blogs. The barriers to entry into Internet businesses like ours are relatively low. As a result, new competitors continuously arise.

In addition to traditional competitors that provide products and services that are very similar to Monster's core products and services, we face increasing competition from a broad range of competitor types. Jobs aggregator websites have become a significant source of competition, as they permit job seekers to search multiple company websites and job boards. Professional networking websites have had significant success over the past several years in gaining large numbers of members and attracting employer customers with products that compete directly with our products. Low-cost and free classified advertising websites have also gained increased acceptance with employers. Additionally, many niche career websites have been launched targeted at specific industry verticals, and many industry blogs and websites now provide employment advertising opportunities for employers within specific industries.

Some of our competitors or potential competitors may have greater financial, management, technological, development, sales, marketing and other resources than we do. In addition, our ability to maintain our existing clients and generate new clients depends to a significant degree on the quality of our services, pricing and reputation among our clients and potential clients.

Intellectual Property

Our success and ability to compete are dependent in part on the protection of our domain names, trademarks, trade names, service marks, patents and other proprietary rights. We rely on copyright laws to protect the original website content that we develop. In addition, we rely on federal, state and foreign trademark laws to provide additional protection for the identifying marks appearing on and the design and appearance of our Internet sites. A degree of uncertainty exists concerning the application and enforcement of copyright and trademark laws to the Internet, and there can be no assurance that existing laws will provide adequate protection for our original content or the appearance of our Internet sites. In addition, because copyright laws do not prohibit independent development of similar content, there can be no assurance that copyright laws will provide any competitive advantage to us.

We also assert common law protection on certain names and marks that we have used in connection with our business activities.

We rely on trade secret, copyright and patent laws to protect the proprietary technologies that we have developed to manage and improve our Internet sites and advertising services, but there can be no assurance that such laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. We have obtained patents and applied for several other patents with respect to certain of our software systems, methods and related technologies, but there can be no assurance that any pending applications will be granted or that any patents will not in the future be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with a competitive advantage. In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future, for use in managing our Internet sites and providing related services to users and advertising customers. Our ability to generate fees from Internet commerce may also depend on data encryption and authentication technologies that we may be required to license from third parties. There can be no assurance that these third-party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could significantly harm our business, financial condition and operating results.

Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of our intellectual property.

We have been named as defendants in lawsuits from time to time alleging that we infringed on patents of third parties. There can be no assurance that other third parties will not assert against us claims of patent, copyright or trademark infringement. We anticipate an increase in patent infringement claims involving Internet-related technologies as the number of products and competitors in this market grows and as related patents are issued. Further, there can be no assurance that third parties will not claim that we have misappropriated their trade secrets, creative ideas or formats or otherwise infringed their proprietary rights in connection with our Internet content or technology. Any claims of infringement or misappropriation, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, and require us to enter into costly royalty or licensing arrangements. If a party claiming infringement is successful, we could be required to pay substantial licensing fees or compensatory or punitive damages, and we could be enjoined from using important technologies or methods. If we are enjoined, it may not be possible or commercially practical for us to develop or obtain and implement substitute technologies or methods that are not covered by the third party's intellectual property. Any of these outcomes could significantly harm our business, financial condition and operating results.

Employees

As of January 20, 2012, we employed approximately 6,000 people worldwide, an increase of 150 employees over the prior year, primarily resulting from increased hiring in the Asia Pacific region.

Executive Officers

As of January 20, 2012, our executive officers were as follows:

Name	Age	Position
Salvatore Iannuzzi	58	Chairman of the Board of Directors, President and Chief Executive Officer
Timothy T. Yates	64	Executive Vice President, Director
James M. Langrock	46	Executive Vice President and Chief Financial Officer
Lise Poulos	53	Executive Vice President and Chief Administrative Officer
Mark Stoever	44	Executive Vice President, Corporate Development and Internet Advertising

Salvatore Iannuzzi has been Chairman of the Board of Directors, President and Chief Executive Officer of the Company since April 2007. Prior to joining the Company, Mr. Iannuzzi served as President of Motorola, Inc.'s Enterprise Mobility business from January 2007 to April 2007. Prior to that, Mr. Iannuzzi served as President and Chief Executive Officer of Symbol Technologies, Inc. ("Symbol"), a publicly traded company engaged in the business of manufacturing and servicing products and systems used in end-to-end enterprise mobility solutions, from January 2006 to January 2007, when Symbol was sold to Motorola, Inc. He previously served as Symbol's Interim President and Chief Executive Officer and Chief Financial Officer from August 2005 to January 2006 and as Senior Vice President, Chief Administrative and Control Officer from April 2005 to August 2005. He also served as a director of Symbol from December 2003 to January 2007, serving as the Non-Executive Chairman of the Board from December 2003 to April 2005. From August 2004 to April 2005, Mr. Iannuzzi was a partner in Saguenay Capital, a boutique investment firm. Prior thereto, from April 2000 to August 2004, Mr. Iannuzzi served as Chief Administrative Officer of CIBC World Markets. From 1982 to 2000, he held several senior positions at Bankers Trust Company/Deutsche Bank, including Senior Control Officer and Head of Corporate Compliance.

Timothy T. Yates has been Executive Vice President and a Director since June 2007. From June 2007 until January 27, 2011, Mr. Yates also served as our Chief Financial Officer. Prior to joining the Company, Mr. Yates served as Senior Vice President, Chief Financial Officer and a director of Symbol from February 2006 to January 2007. From January 2007 to June 2007, he was a Senior Vice President of Motorola, Inc.'s Enterprise Mobility business responsible for Motorola's integration of Symbol. From August 2005 to February 2006, Mr. Yates served as an independent consultant to Symbol. Prior to this, from October 2002 to November 2005, Mr. Yates served as a partner and Chief Financial Officer of Saguenay Capital, a boutique investment firm. Prior to that, he served as a founding partner of Cove Harbor Partners, a private investment and consulting firm, which he helped establish in 1996. From 1971 through 1995, Mr. Yates held a number of senior leadership roles at Bankers Trust New York Corporation, including serving as Chief Financial and Administrative Officer from 1990 through 1995.

James M. Langrock has been Executive Vice President and Chief Financial Officer since January 2011. From May 2008 until January 2011, Mr. Langrock served as the Company's Senior Vice President, Finance and Chief Accounting Officer. Prior to joining the Company, Mr. Langrock was Vice President, Finance of Motorola, Inc.'s Enterprise Mobility business from January 2007 to April 2008. From May 2005 to January 2007, Mr. Langrock served as the Vice President, Chief Accounting Officer and Corporate Controller at Symbol. From December 2003 to May 2005, Mr. Langrock was Symbol's Vice President — Internal Audit. Before joining Symbol, he served as Chief Financial Officer at Empress International, Ltd., an importer and wholesale distributor, from May 2002 to November 2003. From 1991 to April 2002, Mr. Langrock held a variety of audit positions at Arthur Andersen LLP, including Senior Manager in the Audit and Business Advisory Practice.

Lise Poulos has been Executive Vice President and Chief Administrative Officer since January 2008. Previously, she had served as Executive Vice President since September 2007. Prior to joining the Company, Ms. Poulos served as Senior Vice President, Human Resources of Motorola, Inc.'s Enterprise Mobility business from January 2007 to July 2007. From 1997 to January 2007, Ms. Poulos held various roles at Symbol, including Senior Vice President, Human Resources and Corporate Communications from August 2006 to January 2007, Vice President, Human Resources from November 2005 to August 2006 and Director, Human Resources from 2002 to November 2005. Prior to joining Symbol, Ms. Poulos worked at a major energy company and in the financial services industry.

Mark Stoever has been Executive Vice President, Corporate Development and Internet Advertising since October 2011. Previously, he had served as Executive Vice President, Corporate Development and Strategic Alliances from September 2008 to October 2011, as Executive Vice President, Internet Advertising & Fees from July 2007 to September 2008, and as Senior Vice President, Internet Advertising & Fees from July 2005 to July 2007. Prior to joining the Company, Mr. Stoever served as Executive Vice President of Decision Matrix Group, an investment fund specializing in technology market research, from January 2005 to May 2005. Prior to that, beginning in 1996 he held various management roles at Lycos, Inc., a global Internet content and service provider, most recently as President and Chief Executive Officer from October 2002 to November 2004. Prior to Lycos, Mr. Stoever held management roles at ON Technology Corporation, a software company, from 1994 to 1996, and at Microcom, Inc., a modem technology company, from 1989 to 1994.

ITEM 1A. *RISK FACTORS*

The existing global economic and financial market environment has had, and may continue to have, a negative affect on our business and operations.

Because demand for our services is sensitive to changes in the level of economic activity, our business has suffered during economic downturns. Many companies hire fewer employees when economic activity is slow. As a result, demand for our services is reduced, which leads to lower sales. If the economy does not fully recover or worsens, or unemployment remains at high levels, demand for our services and our sales may be further reduced. In addition, lower demand for our services may lead to lower prices for our services.

The volatility in global financial markets may also limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing economic and business conditions. Accordingly, if the economy does not fully recover or worsens, our business, results of operations and financial condition could be materially and adversely affected.

We face risks relating to our foreign operations.

We have a presence in approximately 55 countries around the world. We earned 45%, 42% and 42% of our total revenue outside of the United States in the years ended December 31, 2011, 2010 and 2009, respectively. Such amounts are generally collected in local currencies. In addition, we generally pay operating expenses in local currencies. Therefore, we are at risk for exchange rate fluctuations between such local currencies and the United States dollar. Global foreign exchange markets have been experiencing heightened volatility in recent quarters and we cannot predict the direction or magnitude of future currency fluctuations. A weakening of the currencies in which we generate sales relative to the currencies in which our costs are denominated may lower our results of operations.

We are also subject to taxation in foreign jurisdictions. In addition, transactions between our foreign subsidiaries and us may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as well as the provisions of any tax treaties that may exist between the United States and such foreign jurisdictions.

Our current or future international operations might not succeed or might fail to meet our expectations for a number of reasons, including:

- general political uncertainty;
- difficulties in staffing and managing foreign operations;
- competition from local recruiting services;
- operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;
- seasonal reductions in business activity;
- language and cultural differences;
- taxation issues;
- complex legal and regulatory requirements that may be uncertain and may change; and
- issues relating to uncertainties of laws and enforcement relating to the regulation and protection of intellectual property.

If we are forced to discontinue any of our international operations, we could incur material costs to close down such operations.

Also, we could be exposed to fines and penalties under United States laws such as the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to governmental officials. Although we have implemented policies and procedures designed to ensure compliance with these laws, we cannot be sure that our employees, contractors or agents will not violate our policies. Any such violations could materially damage our reputation, our brand, our international expansion efforts, our business and our operating results.

Concerns regarding the European debt crisis and market perceptions concerning the instability of the euro could adversely affect the Company's business, results of operations and financing.

Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns, or market perceptions concerning these and related issues, could adversely affect the value of the Company's euro-denominated assets and obligations and lead to future economic slowdowns.

We rely on the value of our brands, particularly Monster, and the costs of maintaining and enhancing our brand awareness are increasing.

Our success depends on our brands and their value. Our business would be harmed if we were unable to adequately protect our brand names, particularly Monster. We believe that maintaining and expanding the Monster brand is an important aspect of our efforts to attract and expand our user and client base. We also believe that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry. We have spent considerable money and resources to date on the establishment and maintenance of the Monster brand. We are devoting substantial resources to advertising, marketing and other brand-building efforts to preserve and enhance consumer awareness of the Monster brand. Despite this, we may not be able to successfully maintain or enhance consumer awareness of the Monster brand and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of the Monster brand in a cost-effective manner, our business, operating results and financial condition may be harmed significantly.

We also are susceptible to others imitating our products and brands, particularly our Monster brand, and infringing on our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are dependent. While we believe we have strong trademark protection in the Monster brand worldwide in the careers and recruitment business, that protection does not extend fully to other businesses. Other companies and organizations use the "Monster" name, and more may do so in the future. This use could adversely affect our brand recognition and reputation if employers or job seekers confuse us with these other organizations. In addition, the laws of foreign countries do not necessarily protect intellectual property rights to the same extent as the laws of the United States. Imitation of our products or brands, particularly our Monster brand, or infringement of our intellectual property rights could diminish the value of our brands or otherwise reduce our revenues.

Our markets are highly competitive.

The markets for our services are highly competitive. They are characterized by pressures to:

- reduce prices;
- incorporate new capabilities and technologies; and
- accelerate hiring timelines.

Furthermore, we face competition from a number of sources. These sources include:

- other employment-related websites, including large national and international competitors, niche career websites targeted at specific industry verticals, and jobs aggregator websites that aggregate job postings from multiple company websites and job boards;
- professional networking and social networking websites;
- general classified advertising websites, some of which offer a low-cost or free alternative to our offerings;

- traditional media companies, including newspapers; and
- Internet portals, search engines and general-interest websites such as blogs.

In addition to traditional competitors that provide products and services that are very similar to Monster's core products and services, we face increasing competition from a broad range of competitor types. Jobs aggregator websites have become a significant source of competition, as they permit job seekers to search multiple company websites and job boards. Professional networking websites have had significant success over the past several years in gaining large numbers of members and attracting employer customers with products that compete directly with our products. Low-cost and free classified advertising websites have also gained increased acceptance with employers. Additionally, many niche career websites have been launched targeted at specific industry verticals, and many industry blogs and websites now provide employment advertising opportunities for employers within specific industries.

Some of our competitors or potential competitors may have greater financial resources, management, technological development, sales, marketing and other resources than we do. Some of our competitors have more diversified businesses or may be owned by entities engaged in other lines of business, allowing them to operate their directly competitive operations at lower margins than our operations. In addition, our ability to maintain our existing clients and attract new clients depends to a large degree on the quality of our services and our reputation among our clients and potential clients.

Due to competition, we may experience reduced margins on our products and services, loss of market share or diminished use of our services by job seekers and our customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business, financial condition and results of operations could be significantly harmed.

We have no significant proprietary technology that would preclude or inhibit competitors from entering the online advertising market. Existing or future competitors may develop or offer services and products that provide significant performance, price, creative or other advantages over our services. If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenue and prospects for growth. This could significantly harm our business, financial condition and operating results.

Our operating results fluctuate from quarter to quarter.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are a result of a variety of factors, including, but not limited to:

- the timing and amount of existing clients' subscription renewals;
- entering new markets;
- enhancements to existing services;
- the hiring cycles of employers;
- changes in general economic conditions, such as recessions, that could, among other things, affect recruiting efforts generally and online recruiting efforts in particular;
- the magnitude and timing of marketing initiatives;
- the maintenance and development of our strategic relationships;
- our ability to manage our anticipated growth and expansion;
- our ability to attract and retain customers;
- technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically;
- enhancements to technology to safeguard against security breaches; and
- the timing and integration of our acquisitions.

We face risks relating to developing technology.

The market for our products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require continuous improvement in the performance, features and reliability of our Internet and mobile content, particularly in response to competitive offerings. We may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new technologies or standards (including several different mobile and smart phone operating systems) could require us to make substantial expenditures to modify or adapt our websites, applications and services. Each manufacturer or distributor of a mobile device or smart phone may establish unique technical standards for its devices, and our products and services may not work or be viewable on these devices as a result. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of such devices. If we are slow to develop products and technologies that are compatible with such devices, we might fail to capture a significant share of an increasingly important portion of the market for our products and services. This could harm our business, financial condition and operating results.

New Internet services or enhancements that we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. Any disruption in Internet access or in the Internet generally could significantly harm our business, financial condition and operating results. Slower response times or system failures may also result from straining the capacity of our software, hardware or network infrastructure. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition could be significantly harmed.

Trends that could have a critical impact on our success include:

- rapidly changing technology in online recruiting;
- evolving industry standards relating to online recruiting;
- developments and changes relating to the Internet and mobile devices;
- evolving government regulations;
- competing products and services that offer increased functionality;
- changes in employer and job seeker requirements; and
- customer privacy protection concerning transactions conducted over the Internet.

We rely heavily on our information systems and if our access to this technology is impaired, or we fail to further develop our technology, our business could be significantly harmed.

Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our information systems to evolving industry standards and to improve the performance and reliability of our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively could significantly harm our business, results of operations or financial condition.

Concerns relating to our privacy policies and our compliance with applicable data protection laws and regulations could damage our reputation and deter current and potential customers, job seekers and other Internet users from using our products and services and subject us to fines.

Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, which in turn could significantly harm our business, financial condition and operating results.

While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, which could potentially have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws, regulations, requirements or our policies related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of confidence in us by customers, job seekers and other Internet users and could expose us to fines and penalties and could require us to expend significant sums in connection with any failure or perceived failure, each of which could adversely affect our business, financial condition and results of operations. Laws related to data protection continue to evolve. It is possible that certain jurisdictions may enact laws or regulations that impact our ability to offer our products and services and/or result in reduced traffic or contract terminations in those jurisdictions, which could harm our business, financial condition and results of operations.

Intrusions on our systems could damage our business.

Despite our implementation of network security measures, our servers are vulnerable to cyber attacks, computer viruses, worms and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering with our computer systems. Unauthorized access could jeopardize the security of information stored in our systems relating to our customers, job seekers and other website users, and can lead to "phishing" schemes whereby unauthorized persons pose as employers or Monster representatives and seek to obtain personal information from our customers and job seekers. In addition, malware or viruses could jeopardize the security of information stored or used in a user's computer.

We have experienced these intrusions in the past. We may also experience these intrusions in the future and may be required to expend significant sums and resources to safeguard against or remediate them. Moreover, negative publicity arising from any intrusion is damaging to our reputation and may adversely impact traffic to our sites. Accordingly, any intrusion could significantly harm our business, financial condition and results of operations.

Interruptions, delays or failures in the provision of our services could damage our brand and harm our operating results.

Our systems are susceptible to outages and interruptions due to fire, floods, power loss, telecommunications failures, terrorist attacks and similar events. Our systems' continuing and uninterrupted performance is critical to our success. Customers, job seekers and other website users may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to serve web page requests without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to customers, job seekers and other Internet users and result in reduced traffic, contract terminations, fee rebates and make goods, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions is damaging to our reputation and may adversely impact traffic to our sites.

We do not have multiple site redundancy for all of our services and some of our systems are not fully redundant in the event of any such occurrence. In an effort to reduce the likelihood of a geographical or other disaster impacting our business, we have distributed, and intend to continue assessing the need to distribute, our servers among additional data centers. Failure to execute these changes properly or in a timely manner could result in delays or interruptions to our service, which could result in a loss of users and damage to our brand, and harm our operating results. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

We are vulnerable to intellectual property infringement claims brought against us by others.

Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products, content and brand names do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we were found to have infringed the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, lost profits or other damages, and the owner of the intellectual property might be able to obtain injunctive relief to prevent us from using the technology or software in the future. If the amounts of these payments were significant or we were prevented from incorporating certain technology or software into our products, our business could be significantly harmed.

We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. As a result, due to the diversion of management time, the expense required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations.

If we are unable to protect our proprietary rights or maintain our rights to use key technologies of third parties, our business may be harmed.

A degree of uncertainty exists concerning the application and enforcement of trademark, trade dress and copyright laws to the Internet, and existing laws may not provide us adequate protection for our original content or the appearance of our Internet sites. In addition, because copyright laws do not prohibit independent development of similar content, copyright laws may not provide us with any competitive advantage. We have obtained patents and applied for other patents with respect to certain of our software systems, methods and related technologies, but our pending applications may not be granted and any patents issued to us may in the future be challenged, invalidated or circumvented, and the rights granted under patents may not provide us with a competitive advantage. We also face risks associated with our trademarks, particularly trademarks covering the Monster brand. Policing unauthorized use of our proprietary technology and other intellectual property rights could involve significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of certain other countries may afford us little or no effective protection of our intellectual property. Moreover, a recent amendment to the United States patent law will become effective in 2012 and may affect our ability to protect our innovations and defend against claims of patent infringement.

In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future for use in managing our Internet sites and providing related services to users and advertising customers. Our ability to generate fees from Internet commerce may also depend on data encryption, authentication and other technologies that we may be required to license from third parties. These third-party technology licenses may not continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could significantly harm our business, financial condition and operating results.

If the Company could not replace its credit facilities upon expiration, the Company's liquidity would be significantly adversely affected.

The Company's revolving and term credit facilities mature on December 21, 2012. The Company expects to be able to replace these credit facilities on or before their expiration. If due to the economic environment, the Company's performance or financial condition, or other factors the Company is unable to obtain replacement financing at a reasonable cost and in a timely manner, the Company's liquidity would be significantly adversely affected and the Company's business, operating results and financial condition would be significantly adversely affected.

We have made strategic acquisitions and entered into alliances and joint ventures in the past and intend to do so in the future. If we are unable to find suitable acquisitions or partners or to achieve expected benefits from such acquisitions or partnerships, there could be a material adverse effect on our business, growth rates and results of operations.

As part of our ongoing business strategy we engage in discussions from time to time with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. If we are unable to identify future acquisition opportunities or reach agreements with such third parties, there could be a material adverse effect on our business, growth rates and results of operations.

Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will be successful, such transactions, especially those involving companies like ChinaHR, are inherently risky. Our acquisitions can be accompanied by a number of risks, including:

- the difficulty of integrating the operations and personnel of our acquired companies into our operations;
- the potential disruption of our ongoing business and distraction of management;
- the difficulty of integrating acquired technology and rights into our services and unanticipated expenses related to such integration;
- the impairment of relationships with customers and partners of the acquired companies or our customers and partners as a result of the integration of acquired operations;
- the impairment of relationships with employees of the acquired companies or our employees as a result of integration of new management personnel;
- the difficulty of integrating the acquired companies' accounting, management information, human resources and other administrative systems;
- in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences; and
- the impact of known potential liabilities or unknown liabilities associated with the acquired companies.

Our failure to be successful in addressing these risks or other problems encountered in connection with our past or future acquisitions could cause us to fail to realize the anticipated benefits of our acquisitions, incur unanticipated liabilities and significantly harm our business, financial condition and results of operations generally.

We have had and may face future difficulties managing growth.

Our business has experienced periods of rapid growth, both internally and through acquisitions. This expansion has resulted in substantial growth in the number of our employees, and put a significant strain on our management and operations. If our business experiences similar periods of rapid growth in the future, we expect it to result in increased responsibility for management personnel, and incremental strain on our operations, and financial and management systems. Our success under such conditions will depend, to a significant extent, on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage future growth, our business, financial condition and operating results may be significantly harmed.

Our future growth depends on our ability to expand operations in international markets. We may have limited experience or we may need to rely on business partners in these markets, and our future growth will be materially adversely affected if we are unsuccessful in our international expansion efforts.

We currently have a presence in approximately 55 countries around the world. Our future growth will depend significantly on our ability to expand Monster-branded product offerings in additional international markets. As we expand into new international markets, we will have only limited experience (if any) in marketing and operating our products and services in such markets. In other instances, including our CareerOne joint venture with News Limited in Australia, we have had to rely, and may have to continue to rely, on the efforts and abilities of foreign business partners in such markets. Certain international markets may be slower than domestic markets in adopting the online career and commerce medium and as a result, our operations in international markets may not develop at a rate that supports our level of investment.

Our business depends largely on our ability to attract and retain talented employees, including senior management.

We are substantially dependent on the continued services of our senior management, including those executive officers set forth in the table in the Executive Officers section of this report. The loss of any of these individuals could harm our business, financial condition and results of operations. Our business is also dependent on our ability to retain, hire, motivate and develop talented, highly skilled personnel. Experienced management and technical, marketing and support personnel in our industry are in high demand, and competition for their talents is intense. If we are less successful in our recruiting efforts, or if we are unable to retain key employees, our ability to develop and deliver successful products and services may be adversely affected.

We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.

We are required under generally accepted accounting principles to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, slower growth rates in our industry or other materially adverse events. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. This may adversely impact our results of operations. As of December 31, 2011, our goodwill and amortizable intangible assets were $1,184.1 million, which represented 58% of total consolidated assets. We refer the reader to Footnote 1 (in Item 8 of this Annual Report on Form 10-K) of our Notes to Consolidated Financial Statements for the results of our annual impairment evaluation.

We estimate tax liabilities, the final determination of which is subject to review by domestic and international taxation authorities.

We are subject to income taxes and other taxes in both the United States and the foreign jurisdictions in which we currently operate or have historically operated. We are also subject to review and audit by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements.

Effects of anti-takeover provisions could inhibit the acquisition of Monster Worldwide by others.

Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

- discourage potential acquisition proposals;
- delay or prevent a change in control; and/or
- limit the price that investors might be willing to pay in the future for shares of our Common Stock.

In particular, our Board of Directors may authorize the issuance of up to 800,000 shares of Preferred Stock with rights and privileges that might be senior to our Common Stock, without the consent of the holders of the Common Stock. In addition, our certificate of incorporation and bylaws provide, among other things, for advance notice of stockholder proposals and director nominations.

There is volatility in our stock price.

The market for our Common Stock has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in revenue could cause the market price of our Common Stock to fluctuate significantly. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted equity compensation.

The market price of our Common Stock can be influenced by stockholders' expectations about the ability of our business to grow and to achieve certain profitability targets. If our financial performance in a particular quarter does not meet the expectations of our stockholders, it may adversely affect their views concerning our growth potential and future financial performance and, therefore, result in a drop in the market price of our Common Stock. In addition, if the securities analysts who regularly follow our Common Stock lower their ratings of our Common Stock, the market price of our Common Stock is likely to drop significantly.

We face risks associated with government regulation.

The application of existing laws and regulations to our websites relating to issues such as user privacy, security of data, defamation, advertising, taxation, promotions, content regulation, and intellectual property ownership and infringement can be unclear. In addition, we will also be subject to new laws and regulations directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen growth in Internet usage.

The federal CAN-SPAM Act and state anti-spam laws impose certain requirements on the use of e-mail. The implications of these laws have not been fully tested. Portions of our business rely on e-mail to communicate with consumers on our behalf and for our clients. We may face risk if our use of e-mail is found to violate the federal law or applicable state law.

We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy or other privacy-related laws and regulations could result in proceedings which could potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress, various state legislative bodies as well as various European Union institutions, bodies and agencies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could significantly harm our business, financial condition and results of operations through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) may significantly harm our business, operating results and financial condition.

Legal proceedings may significantly harm our business.

From time to time, we may become involved in litigation or other proceedings in the ordinary course of business. It is possible that such litigation or proceedings may significantly harm our future results of operations or financial condition due to expenses we may incur to defend ourselves or the ramifications of an adverse decision.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our principal executive offices are located in New York, New York, where we occupy approximately 52,000 square feet of leased space. Our largest office space is located in Maynard, Massachusetts, where we occupy approximately 247,000 square feet of leased space. We also lease additional facilities in the United States in: Bedford, Massachusetts; Boston, Massachusetts; Chicago, Illinois; Cincinnati, Ohio; Dallas, Texas; Denver, Colorado; Florence, South Carolina; Indianapolis, Indiana; Laguna Hills, California; Los Angeles, California; McLean, Virginia; Milwaukee, Wisconsin; Mountain View, California; Raleigh, North Carolina; San Francisco, California; Tempe, Arizona; Washington, D.C; and Cambridge, Massachusetts. Our domestic properties are used generally by our Careers — North America and Internet Advertising & Fees segments.

We also maintain leased facilities internationally in: Austria; Belgium; Brazil; Canada; Czech Republic; France; Germany; Hong Kong; Hungary; India; Ireland; Italy; Luxembourg; Malaysia; Mexico; the Netherlands; Norway; the People's Republic of China; Poland; the Republic of Korea; Russia; Singapore; Spain; Sweden; Switzerland; Turkey; United Arab Emirates and the United Kingdom. Our international properties are used generally by our Careers — International segment.

We also operate data centers in the United States, Europe and Asia pursuant to various lease and co-location arrangements.

We consider our leased space to be adequate for the operation of our business, and we do not foresee any difficulties in meeting any future space requirements.

ITEM 3. *LEGAL PROCEEDINGS*

The Company is involved in various legal proceedings that are incidental to the conduct of its business. Aside from the matters discussed below, the Company is not involved in any pending or threatened legal proceedings that it believes could reasonably be expected to have a material adverse effect on its financial condition, results of operations or cash flows.

In December 2010, EIT Holdings LLP filed suit against the Company and six other named defendants for allegedly infringing a patent purporting to cover certain forms of pop-up advertising on websites. Subsequently, the Court dismissed the action on the basis that it could not be brought as one lawsuit against multiple defendants. In June 2011, plaintiff re-commenced the action against the Company on an individual basis in the United States District Court for the Northern District of California. The lawsuit was entitled EIT Holdings LLP v. Monster Worldwide, Inc. (Civil Action No.—5:11-cv-02472-RMW). The plaintiff sought monetary damages, pre- and post-judgment interest, and attorneys' fees. In November 2011, the matter was resolved and the lawsuit was dismissed with prejudice.

ITEM 4. *[REMOVED AND RESERVED]*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our Common Stock is listed on the New York Stock Exchange under the symbol "MWW."

As of January 20, 2012, the last reported sale price of our Common Stock as reported by the New York Stock Exchange was $9.00. The following table sets forth for the indicated periods the high and low sales prices per share for our Common Stock on the New York Stock Exchange.

2011	High	Low
First Quarter	$25.90	$14.24
Second Quarter	$18.47	$12.99
Third Quarter	$15.30	$ 7.00
Fourth Quarter	$ 9.90	$ 6.34

2010	High	Low
First Quarter	$19.10	$12.82
Second Quarter	$18.48	$11.59
Third Quarter	$14.19	$10.01
Fourth Quarter	$25.01	$12.61

Holders

As of January 20, 2012, there were 2,754 stockholders of record of our Common Stock, although we believe that there are a significantly larger number of beneficial owners.

Dividends

We have never declared or paid any cash dividends on our stock, and we do not anticipate paying cash dividends in the foreseeable future. The payment of any future dividends, if any, will be at the discretion of our Board and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Our credit agreement restricts, in certain circumstances, the payment of dividends on our stock.

Stock Performance Graph

The following performance graph and related information shall not be deemed "filed" for the purposes of Section 18 of the Exchange Act or otherwise subject to liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act.

The following graph compares the cumulative total return of the Company's Common Stock during the period commencing December 31, 2006 to December 31, 2011, with the S&P 500 Index and the RDG Internet Composite Index. The graph depicts the results of investing $100 in the Company's Common Stock, the S&P 500 Index and the RDG Internet Composite Index at closing prices on December 31, 2006 and assumes, with respect to the S&P 500 Index and the RDG Internet Composite Index, that all dividends were reinvested. The Company has never declared or paid any cash dividends on its stock. Such returns are based on historical results and are not intended to suggest future performance.

Comparison of Five Year Cumulative Total Return
Among Monster Worldwide, Inc., The S&P 500 Index
and The RDG Internet Composite Index



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12/06
12/07
12/08
12/09
12/10
12/11
Monster Worldwide, Inc.
S&P 500
RDG Internet Composite

Issuance of Unregistered Securities

None.

Issuer Purchases of Equity Securities

A summary of the Company's repurchase activity for the three months ended December 31, 2011 is as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs*
October 1 — October 31	—	—	—	$250,000,000
November 1 — November 30	2,685,391	$7.5184	2,685,391	$229,810,201
December 1 — December 31	2,819,505	$7.6869	2,819,505	$208,136,934
Total	**5,504,896**	**$7.6047**	**5,504,896**	**$208,136,934**

* In October 2011, the Company's Board of Directors approved a share repurchase program, authorizing the Company to purchase up to $250.0 million worth of shares of its Common Stock. The share repurchase program expires in April 2013.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables present selected financial data for the five years ended December 31, 2011. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations,"* found in Item 7 of this Annual Report, for information regarding business acquisitions, discontinued operations, critical accounting policies and items affecting comparability of the amounts below.

STATEMENTS OF OPERATIONS DATA:

(Dollars in thousands, except per share amounts)	For the Years Ended December 31, 2011	2010	2009	2008	2007
Revenue	**$1,040,105**	**$914,133**	**$905,142**	**$1,343,627**	**$1,323,804**
Salaries and Related, Office & General and Marketing & Promotion	960,003	945,540	895,281	1,110,375	1,082,274
Restructuring and other special charges	5,173	—	16,105	16,407	16,597
Release of ChinaHR escrowed funds	(17,400)	—	—	—	—
(Reversal of) provision for legal settlements, net	—	—	(6,850)	40,100	—
Amortization of Intangibles	15,810	10,614	9,417	6,790	5,701
Total operating expenses	963,586	956,154	913,953	1,173,672	1,104,572
Operating income (loss)	$ 76,519	$ (42,021)	$ (8,811)	$ 169,955	$ 219,232
Income (loss) from continuing operations	$ 53,797	$ (32,359)	$ 18,927	$ 114,489	$ 150,095
Net income (loss)	$ 53,797	$ (32,359)	$ 18,927	$ 124,793	$ 146,399
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ 0.44	$ (0.27)	$ 0.16	$ 0.95	$ 1.17
Income (loss) from discontinued operations, net of tax	—	—	—	0.09	(0.03)
Basic earnings (loss) per share*	$ 0.44	$ (0.27)	$ 0.16	$ 1.04	$ 1.14
Diluted earnings (loss) per share:*					
Income (loss) from continuing operations	$ 0.43	$ (0.27)	$ 0.16	$ 0.94	$ 1.15
Income (loss) from discontinued operations, net of tax	—	—	—	0.09	(0.03)
Diluted earnings (loss) per share *	$ 0.43	$ (0.27)	$ 0.16	$ 1.03	$ 1.12

* Earnings per share may not add in certain periods due to rounding.

BALANCE SHEET DATA(a):

(Dollars in thousands)	2011	2010	2009	2008	2007
Total Current Assets	$ 675,932	$ 585,371	$ 645,493	$ 682,821	$1,184,965
Total Current Liabilities	782,963	686,824	507,156	723,708	828,660
Total Assets	2,057,998	1,978,002	1,827,190	1,916,590	2,077,810
Long-Term Liabilities	110,908	162,528	186,870	145,609	132,649
Total Stockholders' Equity	$1,164,127	$1,128,650	$1,133,164	$1,047,273	$1,116,501

(a) Year 2007 includes assets and liabilities of discontinued operations.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

We make forward-looking statements in this report and in other reports and proxy statements that we file with the SEC. Except for historical information contained herein, the statements made in this report constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve certain risks and uncertainties, including statements regarding our strategic direction, prospects and future results. Certain factors, including factors outside of our control, may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, among other things, the global economic and financial market environment; risks relating to our foreign operations; risks relating to the European debt crisis and market perceptions concerning the instability of the euro; our ability to maintain and enhance the value of our brands, particularly Monster; competition; fluctuations in our quarterly operating results; our ability to adapt to rapid developments in technology; our ability to continue to develop and enhance our information technology systems; concerns related to our privacy policies and our compliance with applicable data protection laws and regulations; intrusions on our systems; interruptions, delays or failures in the provision of our services; our vulnerability to intellectual property infringement claims brought against us by others; our ability to protect our proprietary rights and maintain our rights to use key technologies of third parties; our ability to replace our credit facilities as they mature; our ability to identify future acquisition opportunities or partners and the risk that future acquisitions or partnerships may not achieve the expected benefits to us; our ability to manage future growth; our ability to expand our operations in international markets; our ability to attract and retain talented employees, including senior management; potential write-downs if our goodwill or amortizable intangible assets become impaired; adverse determinations by domestic and/or international taxation authorities related to our estimated tax liabilities; effects of anti-takeover provisions in our organizational documents that could inhibit the acquisition of Monster Worldwide by others; volatility in our stock price; risks associated with government regulation; the outcome of litigation we may become involved in from time to time; and other risks and uncertainties set forth from time to time in our reports to the SEC, including under *"Item 1A. Risk Factors"* of this report.

OVERVIEW

Business

Monster is the premier global online employment solution provider, inspiring people to improve their lives, with a presence in approximately 55 countries around the world. We have built on Monster's brand and created worldwide awareness by offering online recruiting solutions that we believe are redefining the way employers and job seekers connect. For employers, our goal is to provide the most effective solutions and easiest to use technology to simplify the hiring process and cost effectively deliver access to our community of job seekers. For job seekers, our purpose is to help improve their careers by providing work-related content, services and advice. Our services and solutions include searchable job advertisements, resume database access, recruitment media solutions through our advertising network and partnerships, and other career-related content. Job seekers can search our job advertisements and post their resumes for free on each of our career websites and mobile applications. Employers pay to advertise available jobs and recruitment related services, search our resume database, and access other career-related services.

Our investments in our technology platform have allowed us to continue delivering innovative products and services on a global basis. Over the last few years, we consolidated several technology systems and created a platform that is more secure, scalable and redundant. Our strategy has been to grow our business both organically and through strategic acquisitions and alliances in which the perceived growth prospects fit our long-term strategic growth plan.

In June 2011, to further extend our global reach and leverage the world's most popular global social network, we launched BeKnown™, a professional network application available on the Facebook platform. This application allows Facebook members in 49 countries and in 19 languages to establish a professional network on BeKnown. With BeKnown, users can seamlessly identify and connect with professional contacts from multiple sources and enhance their professional identities, while keeping their friends on Facebook separate from their professional contacts.

Our growth strategy includes global geographic expansion. On August 24, 2010, the Company completed the acquisition of the HotJobs Assets (as defined below), which we believe will expand our market share in the North America online recruitment market. In February 2011, the Company completed the integration of the HotJobs website onto the Company's platform, which enables job seekers to benefit from the increased availability of jobs and precise search capabilities, and enable employers to benefit from the increased volume and quality of seeker traffic. Concurrent with the closing of the acquisition, Monster and Yahoo!, Inc. ("Yahoo!") entered into a three year commercial traffic agreement whereby Monster became Yahoo!'s exclusive provider of career and job content on the Yahoo! homepage in the United States and Canada. This traffic agreement has increased our reach in North America. Separately, we formed a multi-country relationship with Yahoo! across South America to bring career opportunities and resources to Yahoo! users, employers and job-seekers. We are now Yahoo!'s exclusive provider of career and job content in key markets across South America.

In 2008, we acquired Trovix Inc., a business that provides career-related products and services that utilize semantic search technology, focusing on key attributes such as skills, work history and education. Our patented 6Sense® semantic search and matching technology, which is based upon Trovix technology, is the backbone of a growing family of products for both job seekers and employers. Our innovative and proprietary semantic resume search product, Monster Power Resume Search® ("PRS") has been available to customers in North America since late 2009, and more recently to customers in the United Kingdom and France. Most recently we launched PRS in Germany and expect to rollout PRS in the Netherlands and China in the future. Our 6Sense technology transforms traditional keyword-based processes by assisting our customers in matching candidates to their required job specifications. We also introduced 6Sense powered job search, which has changed how seekers explore, find and apply for jobs. We introduced our cloud based search product SeeMore™ in the third quarter of 2011, which allows our customers to utilize our 6Sense technology on their own talent databases.

In 2007, we introduced in North America the Career Ad Network, or CAN, which is now the industry's largest recruitment-focused online advertising network that reaches nearly 105 million internet users on a global basis. We offer this innovative media product to customers in North America and most major markets in Europe, as well as in Australia and Brazil, and we expect to expand this offering further into South America and Asia. CAN distributes our customers' job advertisements across a broad array of targeted websites and is an effective way of expanding our customers' pool of active and passive seekers. Additionally, we offer our customers application tracking services, diversity resume database services and other ancillary services either directly or through alliances to meet the changing needs of our customers.

We believe the long-term growth opportunities overseas are significant and believe that we are positioned to benefit from our expanded reach and broadened product portfolio, increased brand recognition around the world, and the continued secular shift towards online recruiting. Through a balanced mix of investments, strategic acquisitions and disciplined operating focus and execution, we believe Monster Career's segments can take advantage of this global market opportunity over the next several years.

Our Internet Advertising & Fees business operates a network of websites that connect companies to highly targeted audiences at critical stages in their lives. Our goal is to offer compelling online services for the users of such websites through personalization, community features and enhanced content. We monetize this web traffic through display advertising and lead generation. We believe that these properties appeal to advertisers and other third parties as they deliver certain discrete demographics entirely online. Beginning in the third quarter of 2011, the Company no longer engages in arbitrage lead generation activities due to the diminishing profit opportunity and the promulgation of new regulations applicable to the Company's customers in the for-profit education business.

Business Combinations

During the period January 1, 2009 through December 31, 2011, we completed the following business combinations. Although none of the following acquisitions were considered to be significant, either individually or in the aggregate, they do affect the comparability of results from period to period. The acquisitions and the acquisition dates are as follows:

Acquired Business	Acquisition Date	Business Segment
JobBusan	December 31, 2010	Careers —International
HotJobs Assets (as defined below)	August 24, 2010	Careers — North America
CinCHouse LLC	July 28, 2009	Internet Advertising & Fees

On August 24, 2010, pursuant to an Asset Purchase Agreement dated as of February 3, 2010 between Monster and Yahoo!, Monster completed the acquisition of substantially all of the assets exclusive to Yahoo! HotJobs (the "HotJobs Assets") from Yahoo!. The purchase price for the HotJobs Assets was $225.0 million. Accordingly, the business attributable to the HotJobs Assets has been included in the Careers — North America segment and reporting unit. The results of operations attributable to the HotJobs Assets have been included in our consolidated financial statements since August 24, 2010. The Company funded the acquisition of the HotJobs Assets with available cash and proceeds from the Company's revolving credit facility (see Note 9 to the Company's financial statements included in Item 8 of this Annual Report on Form 10-K). In the three months ended March 31, 2011, the Company incurred $4.6 million of acquisition and integration-related costs associated with the acquisition of the HotJobs Assets, which were expensed as incurred and are included in office and general and salary and related expenses in the consolidated statement of operations. No integration-related costs were incurred by the Company subsequent to March 31, 2011.

Restructuring Programs

During the year ended December 31, 2011, the Company recorded $5.2 million of restructuring and other special charges comprised of severance of $3.3 million and facility costs of $1.9 million. The accrued restructuring balance as of December 31, 2011 was $3.0 million. These restructuring and other special charges resulted from the Company no longer engaging in certain activities within the Internet Advertising & Fees segment, the decision to cease operations within one country in the Careers — International segment as well as targeted headcount reductions within the Careers — North America segment.

On January 24, 2012, the Company committed to take a series of strategic restructuring actions. The Company's decision to adopt the strategic restructuring actions resulted from the Company's desire to provide the Company with more flexibility to invest in marketing and sales activities in order to improve its long-term growth prospects and profitability. The strategic restructuring actions include reducing the Company's current workforce by approximately 400 associates (or 7% of its full-time staff), the consolidation of certain office facilities, and continuing discretionary-spending and office and general expense controls. The Company anticipates that a majority of the strategic restructuring actions, and a majority of the charges associated with such actions, will be taken in the first quarter of 2012. The Company also anticipates that all strategic restructuring actions will be completed by the end of 2012. As a result of the restructuring initiatives, the Company expects to record an aggregate pre-tax charge within the range of $30.0 million to $40.0 million, beginning in the first quarter of 2012. Of the aggregate pre-tax charge, the Company expects to incur approximately $25.0 million to $35.0 million in cash expenditures.

RESULTS OF OPERATIONS

Consolidated operating results as a percent of revenue for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Years Ended December 31,		
	2011	2010	2009
Revenue	**100.0%**	**100.0%**	**100.0%**
Salaries and related	49.6%	53.7%	51.2%
Office and general	23.5%	26.6%	25.6%
Marketing and promotion	20.7%	24.3%	23.2%
Release of ChinaHR escrowed funds	(1.7)%	0.0%	0.0%
Restructuring and other special charges	0.5%	0.0%	1.8%
Reversal of legal settlements, net	0.0%	0.0%	(0.8)%
Total operating expenses	**92.6%**	**104.6%**	**101.0%**
Operating income (loss)	**7.4%**	**(4.6)%**	**(1.0)%**
Interest and other, net	(0.3)%	(0.2)%	(0.6)%
Income (loss) before income taxes and loss in equity interests	7.1%	(4.8)%	(1.6)%
Provision for (benefit from) income taxes	1.8%	(1.6)%	(4.2)%
Loss in equity interests, net	(0.2)%	(0.3)%	(0.5)%
Net income (loss)	**5.2%**	**(3.5)%**	**2.1%**

The following presentation of our segment results is prepared based on the criteria we use when evaluating the performance of our business units.

The Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Consolidated Revenue, Operating Expenses and Operating Income (Loss)

Consolidated revenue, operating expenses and operating income (loss) for the years ended December 31, 2011 and 2010 are as follows:

(Dollars in thousands)	2011	% of Revenue	2010	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$1,040,105	100.0%	$914,133	100.0%	$125,972	13.8%
Salaries and related	516,198	49.6%	490,791	53.7%	25,407	5.2%
Office and general	244,272	23.5%	242,797	26.6%	1,475	0.6%
Marketing and promotion	215,343	20.7%	222,566	24.3%	(7,223)	(3.2)%
Release of ChinaHR escrowed funds	(17,400)	(1.7)%	—	0.0%	(17,400)	n/a
Restructuring and other special charges	5,173	0.5%	—	0.0%	5,173	n/a
Total operating expenses	963,586	92.6%	956,154	104.6%	7,432	0.8%
Operating income (loss)	$ 76,519	7.4%	$(42,021)	(4.6)%	$118,540	282.1%

Our consolidated revenue increased $126.0 million, or 13.8%, in 2011 compared to 2010. Our Careers — International segment experienced a 23.3% increase in revenue, which includes $19.8 million of favorable foreign exchange impact, primarily due to growth in Europe including Germany, France and Sweden, and in Asia including South Korea, India and China. Our Careers — North America segment experienced a 15.0% increase in revenue due to increased business activity from our enterprise customers, in addition to growth within our newspaper, staffing and e-commerce sectors. Careers — North America also benefitted from the revenue generated from the HotJobs Assets, which we acquired on August 24, 2010. These increases in our consolidated Careers segments were due to the further adoption of the Company's broadened product portfolio (including PRS, CAN and the HotJobs Assets). Our Internet Advertising & Fees revenue decreased 16.2% in 2011 compared to 2010. This decrease was primarily attributable to the Company, as of the beginning of the third quarter of 2011, no longer engaging in arbitrage lead generation activities due to the lack of profitability in such business and in light of new regulations. This decrease was partially offset by an increase in our display advertising business. Overall bookings (which represent the value of contractual orders received during the relevant period), excluding amounts related to our arbitrage lead generation activities, increased 16% on a global basis compared to 2010. However, the Company experienced a deceleration of booking and revenue growth in the latter half of 2011, particularly in the fourth quarter. The Company believes that the principal factor for such deceleration is the increased global economic uncertainty.

Salary and related expenses increased $25.4 million, or 5.2%, in 2011 compared to 2010, which includes $10.5 million of unfavorable foreign exchange. This increase in salaries and related expenses resulted primarily from increased regular salary costs associated with the impact of a full year of salary and related expenses from the HotJobs Assets, increased headcount in 2011 primarily in Asia as well as increased variable compensation costs resulting from increased booking activity in 2011. These increases were partially offset by decreased severance costs associated with our targeted headcount reductions, which primarily occurred in 2010, in addition to decreased costs associated with stock-based compensation and associate incentive plans.

Office and general expenses increased $1.5 million, or 0.6%, in 2011 compared to 2010, which includes $3.2 million of unfavorable foreign exchange impact. This increase in office and general expenses resulted primarily from increased amortization of acquired intangibles relating to the HotJobs Assets, charges relating to changes in estimated sublease assumptions for previously exited facilities as well as increased depreciation expense associated with our recent increase in capital expenditures. These increases in office and general expenses were partially offset by a decrease in professional fees associated with the HotJobs acquisition incurred primarily in 2010.

The Company does not allocate acquisition and integration-related expenses to their reportable segments. Accordingly, the $4.6 million and $24.3 million of acquisition and integration-related expenses incurred in 2011 and 2010, respectively, associated with the acquisition of the HotJobs Assets is recorded as a corporate expense.

Marketing and promotion expenses decreased $7.2 million, or 3.2%, in 2011 compared to 2010, which includes $3.5 million of unfavorable foreign exchange impact. This decrease in marketing and promotion expenses resulted primarily from the Company, beginning in the third quarter of 2011, no longer engaging in arbitrage lead generation activities. This decrease was partially offset by an increase in our traffic agreement with Yahoo!, whereby the Company became Yahoo!'s exclusive provider of career and job content on the Yahoo! homepage in the United States and Canada as well as our expenses related to our focus on brand awareness in Europe and Asia.

In the third quarter of 2011, we received $17.4 million in cash, net of professional fees reimbursed to the Company, from escrowed funds relating to the ChinaHR.com Holdings Ltd. (together with its subsidiaries, "ChinaHR") acquisition.

We incurred $5.2 million of restructuring charges and other special charges in 2011 comprised primarily of severance and facility costs resulting from the Company no longer engaging in certain activities within the Internet Advertising & Fees segment, the decision to cease operations within one country in the Careers — International segment as well as targeted headcount reductions within the Careers — North America segment.

Our consolidated operating income was $76.5 million in 2011, compared to an operating loss of $42.0 million in 2010, as a result of the factors discussed above.

Careers — North America

The operating results of our Careers — North America segment for the years ended December 31, 2011 and 2010 are as follows:

(Dollars in thousands)	2011	% of Revenue	2010	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$485,356	100.0%	$422,193	100.0%	$63,163	15.0%
Salaries and related	212,440	43.8%	196,076	46.4%	16,364	8.3%
Office and general	99,361	20.5%	84,442	20.0%	14,919	17.7%
Marketing and promotion	98,474	20.3%	93,892	22.2%	4,582	4.9%
Restructuring and other special charges	450	0.1%	—	0.0%	450	n/a
Total operating expenses	410,725	84.6%	374,410	88.7%	36,315	9.7%
Operating income	$ 74,631	15.4%	$ 47,783	11.3%	$26,848	56.2%

Revenue in our Careers — North America segment increased $63.2 million, or 15.0%, in 2011 compared to 2010, due to increased business activity from our enterprise customers, in addition to growth within our newspaper, staffing and e-commerce sectors. Careers — North America also benefitted from the revenue generated from the HotJobs Assets, which we acquired on August 24, 2010. The increase in our Careers — North America segment was due to the further adoption of the Company's broadened product portfolio (including PRS, CAN and the HotJobs Assets). Our Careers — North America bookings in 2011 increased 15% compared to the same period of 2010, however we experienced a deceleration of growth in the latter half of 2011. The Company believes that the principal factor for such deceleration is the increased global economic uncertainty.

Salary and related expenses increased $16.4 million, or 8.3%, in 2011 compared to 2010. This increase in salaries and related expenses resulted primarily from $14.2 million of increased variable compensation costs for the Company's sales force resulting from increased booking activity in 2011 as well as $10.9 million of increased regular salary costs primarily associated with the impact of a full year of salary and related expenses from the HotJobs Assets. These increases were partially offset by decreased associate incentive plans of $4.7 million as well as severance costs of $3.3 million associated with our targeted headcount reductions, which primarily occurred in 2010.

Office and general expenses increased $14.9 million, or 17.7%, in 2011 compared to 2010. This increase in office and general expenses resulted primarily from increased amortization expense of $5.6 million associated with the acquisition of the HotJobs Assets, $3.7 million of increased professional fees, $1.7 million of additional depreciation expense associated with our recent increase in capital expenditures as well as $1.2 million of additional occupancy costs.

Marketing and promotion expenses increased $4.6 million, or 4.9%, in 2011 compared to 2010. This increase in marketing and promotion expenses primarily resulted from our traffic agreement with Yahoo!, which became effective on August 24, 2010, whereby the Company became Yahoo!'s exclusive provider of career and job content on the Yahoo! homepage in the United States and Canada. This increase was partially offset by a decrease in our offline media costs.

We incurred $0.5 million of restructuring charges and other special charges in 2011 comprised primarily of severance costs resulting from targeted headcount reductions.

Our Careers — North America operating income was $74.6 million in 2011, compared to operating income of $47.8 million in 2010, as a result of the factors described above.

Careers — International

The operating results of our Careers — International segment for the years ended December 31, 2011 and 2010 are as follows:

(Dollars in thousands)	2011	% of Revenue	2010	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$444,869	100.0%	$360,798	100.0%	$84,071	23.3%
Salaries and related	224,205	50.4%	211,002	58.5%	13,203	6.3%
Office and general	98,572	22.2%	95,904	26.6%	2,668	2.8%
Marketing and promotion	86,803	19.5%	77,464	21.5%	9,339	12.1%
Restructuring and other special charges	618	0.1%	—	0.0%	618	n/a
Total operating expenses	410,198	92.2%	384,370	106.5%	25,828	6.7%
Operating income (loss)	$ 34,671	7.8%	$ (23,572)	(6.5)%	$58,243	247.1%

Our Careers — International segment revenue increased $84.1 million, or 23.3%, in 2011 compared to 2010, which includes $19.8 million of favorable foreign exchange impact, primarily due to growth in Europe including Germany, France and Sweden, and in Asia including South Korea, India and China. The increase in our Careers — International segment was due to the further adoption of the Company's broadened product portfolio and an improved economic environment in 2011 in certain countries as compared to 2010. Our Careers — International bookings in 2011 increased 21% compared to 2010, however we experienced a deceleration of growth in the latter half of 2011. The Company believes that the principal factor for such deceleration is the increased global economic uncertainty.

Salary and related expenses increased $13.2 million, or 6.3%, in 2011 compared to 2010, which includes $9.3 million of unfavorable foreign exchange impact. This increase in salaries and related expenses resulted primarily from $16.4 million of increased regular salary costs primarily associated with increased headcount in 2011 compared to 2010 primarily in Asia. These increases were partially offset by decreased severance costs of $1.9 million associated with our targeted headcount reductions, which primarily occurred in 2010, as well as 2010 including the reversal of a previously accrued payroll tax liability.

Office and general expenses increased $2.7 million, or 2.8%, in 2011 compared to 2010, which includes $2.7 million of unfavorable foreign exchange impact. This increase in office and general expenses resulted primarily from $0.6 million of increased professional expenses as well as a partial reversal in 2010 of a previously recorded contingency resulting from a legal settlement.

Marketing and promotion expenses increased $9.3 million, or 12.1%, in 2011 compared to 2010, which includes $3.4 million of unfavorable foreign exchange impact. This increase in marketing and promotion expenses primarily resulted from our focus on brand awareness in Europe and Asia.

We incurred $0.6 million of restructuring charges and other special charges in 2011 which is primarily comprised of severance costs resulting from our decision to cease operations within one country.

Our Careers — International operating income was $34.7 million in 2011, compared to an operating loss of $23.6 million in 2010, as a result of the factors discussed above.

Internet Advertising & Fees

The operating results of our Internet Advertising & Fees segment for the years ended December 31, 2011 and 2010 are as follows:

(Dollars in thousands)	2011	% of Revenue	2010	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$109,880	100.0%	$131,142	100.0%	$(21,262)	(16.2)%
Salaries and related	47,613	43.3%	50,420	38.4%	(2,807)	(5.6)%
Office and general	26,317	24.0%	26,015	19.8%	302	1.2%
Marketing and promotion	26,631	24.2%	50,483	38.5%	(23,852)	(47.2)%
Restructuring and other special charges	4,105	3.7%	—	0.0%	4,105	n/a
Total operating expenses	104,666	95.3%	126,918	96.8%	(22,252)	(17.5)%
Operating income	$ 5,214	4.7%	$ 4,224	3.2%	$ 990	23.4%

Revenue in our Internet Advertising & Fees segment decreased $21.3 million, or 16.2%, in 2011 compared to 2010. This decrease primarily resulted from the Company, as of the beginning of the third quarter of 2011, no longer engaging in the arbitrage lead generation activities, partially offset by an increase in our display advertising business.

Operating expenses decreased $22.3 million, or 17.5%, in 2011 compared to 2010. This decrease in operating expenses primarily resulted from a decrease in marketing expenses, partially offset by $4.1 million of restructuring and other special charges associated with the Company no longer engaging in the certain activities within our Internet Advertising & Fees segment.

Our Internet Advertising & Fees operating income was $5.2 million in 2011, compared to operating income of $4.2 million in 2010, as a result of the factors discussed above.

Interest and Other, net

Interest and other, net, for the years ended December 31, 2011 and 2010 resulted in an expense of $3.1 million and $1.9 million, respectively. Interest and other, net, primarily relates to interest expense on the Company's outstanding debt, interest income associated with the Company's various investments, foreign currency gains or losses and gains or losses related to the Company's auction rate securities. The increased expense in interest and other, net, of $1.2 million primarily resulted from higher interest expense in 2011, primarily relating to the funding of the acquisition of the HotJobs Assets and additional proceeds from borrowings on credit facilities in 2011 as well as lower gains on auction rate securities. These increases were partially offset by higher interest income primarily resulting from higher interest rates on our cash balances throughout 2011 as compared to 2010.

Income Taxes

Income taxes for the years ended December 31, 2011 and 2010 are as follows:

(Dollars in thousands)	2011	2010	$ Change	% Change
Income (loss) before income taxes and loss in equity interests	$73,410	$(43,894)	$117,304	267.2%
Provision for (benefit from) income taxes	18,371	(14,405)	32,776	227.5%
Effective tax rate	25.0%	32.8%	n/a	n/a

The provision for income taxes consists of provisions for federal, state and foreign income taxes. The Company operates globally with operations in various tax jurisdictions outside of the United States. Accordingly, the effective income tax rate is a composite rate reflecting the earnings in the various tax jurisdictions and the applicable rates. The tax rate in the United States is 35% and tax rates in the foreign countries in which we do business vary from approximately 15% to 35%. The mix of income in high and low tax jurisdictions can vary from year to year. Our future tax rates can be adversely affected if there is more income in countries with higher tax rates.

Our effective tax rates differ from the statutory rate due to the impact of state and local income taxes, tax exempt interest income, certain nondeductible expenses, foreign earnings taxed at different tax rates, valuation allowances and the accrual of interest on tax liabilities. During 2011, we received a non-taxable release of $17.4 million of escrowed funds with respect to our purchase of ChinaHR, which lowered our tax provision for the year ended December 31, 2011 by $4.4 million. The Company also reversed $6.6 million of accrued tax and accrued interest due to settlement of tax examinations and other adjustments to accrued uncertain tax positions. Our future effective tax rates could be adversely affected by earnings being lower in countries where we have lower statutory rates, changes in the valuation of our deferred tax assets, or changes in tax laws or interpretations thereof. In addition, our filed tax returns are subject to the examination by the United States Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

During 2010, the Company completed a tax examination in the United Kingdom. The tax authorities reviewed the character of certain intercompany loans as debt. The Company had previously established an uncertain tax position in the amount of $25.1 million for the tax benefits of accrued interest expense on these loans by reducing recorded deferred tax assets. Approximately $13.9 million of these benefits were sustained in the examination. As a result of resolution of the examination, the Company reversed the unrecognized tax benefits but established a valuation allowance for the benefits sustained due to uncertainty in their ultimate realization. Net of the recorded valuation allowance, the reversal did not have an effect on the effective tax rate. The Company also reversed accrued tax and interest due to settlement of tax examinations in the amount of $1.2 million.

The Company conducts business globally and as a result, the Company or one or more subsidiaries is subject to United States federal income taxes and files income tax returns in various states and approximately 36 foreign jurisdictions. In the normal course of business, the Company is subject to tax examinations by taxing authorities including major jurisdictions such as Germany, United Kingdom, China and the United States as well as other countries in Europe and the Asia Pacific region. The Company is generally no longer subject to examinations with respect to returns that have been filed for years prior to 2006 in Germany, 2009 in the United Kingdom, 2007 in China and 2006 in the United States. Tax years are generally considered closed from examinations when the statute of limitations expires. The Company is presently under examination by the United States Internal Revenue Service for tax years 2006 through 2009. No material adjustments have been proposed. The Company estimates that it is reasonably possible that unrecorded tax benefits may be reduced by as much as zero to $5.0 million in the next twelve months due to expirations of statutes of limitations or settlement of audits. The tax matters relate to allocation of income among jurisdictions.

Loss in Equity Interests, Net

Loss in equity interests, net, for the years ended December 31, 2011 and 2010 was $1.2 million and $2.9 million, respectively. The Company's equity investments consist of a 50% equity interest in a company located in Australia and a 25% investment in a company located in Finland. This decreased loss in 2011 primarily related to our Australian equity investment, which recorded a decreased loss from operations in 2011.

Net Income (Loss)

Our consolidated net income was $53.8 million in 2011 compared to a net loss of $32.4 million in 2010, as a result of the factors discussed above.

Diluted Earnings (Loss) Per Share

Diluted earnings per share in 2011 was $0.43 compared to a diluted loss per share of $0.27 in 2010. Diluted weighted average shares outstanding for the years ended December 31, 2011 and 2010 was 123.9 million shares and 120.6 million shares, respectively. For periods in which losses are presented, dilutive earnings per share calculations do not differ from basic earnings per share because the effects of any potential common stock equivalents are anti-dilutive and therefore not included in the calculation of dilutive earnings per share.

The Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Consolidated Revenue, Operating Expenses and Operating Income

Consolidated revenue, operating expenses and operating loss for the years ended December 31, 2010 and 2009 are as follows:

(Dollars in thousands)	2010	% of Revenue	2009	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$914,133	100.0%	$905,142	100.0%	$ 8,991	1.0%
Salaries and related	490,791	53.7%	463,749	51.2%	27,042	5.8%
Office and general	242,797	26.6%	231,288	25.6%	11,509	5.0%
Marketing and promotion	222,566	24.3%	209,661	23.2%	12,905	6.2%
Reversal of legal settlements, net	—	0.0%	(6,850)	(0.8%)	6,850	(100.0%)
Restructuring and other special charges	—	0.0%	16,105	1.8%	(16,105)	(100.0%)
Total operating expenses	956,154	104.6%	913,953	101.0%	42,201	4.6%
Operating loss	$(42,021)	(4.6%)	$ (8,811)	(1.0%)	$(33,210)	376.9%

Our consolidated revenue increased $9.0 million, or 1.0%, in 2010 compared to 2009, which includes $1.2 million of unfavorable foreign exchange impact and $19.0 million of revenue attributable to the operations of the HotJobs Assets, the acquisition which closed on August 24, 2010. Our Careers — North America segment experienced a 3.7% increase in revenue and our Careers — International segment experienced a 1.3% decrease in revenue. The deferred revenue balance at the beginning of 2009 was $414.3 million, or $108.4 million higher than the deferred revenue balance at the beginning of 2010 of $305.9 million. As such, revenue recognized in 2010 was negatively impacted by the lower beginning deferred revenue balance when compared to 2009. We continued to see improvements in global business activity in 2010 with bookings (which represent the value of contractual orders received during the relevant period) growth of 23% on a global basis compared to 2009. This increase in bookings occurred in most sectors of the North American market (particularly within our large enterprise, staffing, e-commerce and government customer sectors), most countries within Europe (driven by strong bookings growth in Germany, France and Sweden), as well as in our Asian markets (particularly in South Korea, India and China). We believe the increased bookings in these areas was the result of the improvement in the global economy in 2010 compared to 2009 as well as the improvements the Company has made in the customer value proposition.

Salary and related expenses increased $27.0 million, or 5.8%, in 2010 compared to 2009, which includes $0.3 million of unfavorable foreign exchange impact, $1.4 million of integration-related expenses associated with the acquisition of the HotJobs Assets and $6.8 million of costs attributable to the operations of the HotJobs Assets. This increase in salaries and related expenses resulted primarily from increased costs associated with the reintroduction of certain employee incentive programs which were modified in 2009, increased variable compensation costs for the Company's sales force resulting from increased booking activity in 2010, and increased stock-based compensation resulting from our broader equity and incentive programs. These increases were partially offset by decreased regular salary costs in 2010, primarily associated with North America where our targeted headcount reductions generated decreased regular salary costs that offset the incremental regular salary costs associated with the acquisition of the HotJobs Assets, which occurred on August 24, 2010.

Office and general expenses increased $11.5 million, or 5.0%, in 2010 compared to 2009, which included $0.4 million of unfavorable foreign exchange impact, $22.9 million of acquisition and integration-related expenses associated with the acquisition of the HotJobs Assets and $3.5 million of costs attributable to the operations of the HotJobs Assets. This increase in office and general expenses resulted primarily from increased legal, professional and other fees relating to acquisition and integration-related costs associated with the acquisition of the HotJobs Assets, partially offset by decreased bad debt expense and decreased occupancy costs in 2010.

The Company does not allocate acquisition and integration-related expenses to their reportable segments. Accordingly, the $24.3 million of acquisition and integration-related expenses incurred in 2010 associated with the acquisition of the HotJobs Assets is recorded as a corporate expense.

Marketing and promotion expenses increased $12.9 million, or 6.2%, in 2010 compared to 2009, which includes $0.2 million of unfavorable foreign exchange impact and $11.4 million of costs attributable to the operations of the HotJobs Assets. The increase in marketing and promotion expenses resulted primarily from increased investment in the second half of 2010 in our Careers — International segment, increased online media costs in our Internet Advertising & Fees segment, primarily related to our lead generation business, and increased costs within our Careers — North America segment primarily related to the traffic agreement with Yahoo!, which became effective on August 24, 2010, whereby the Company became Yahoo!'s exclusive provider of career and job content on the Yahoo! homepage in the United States and Canada.

In the third quarter of 2009, the Company reversed a previously recorded accrual of $6.9 million relating to settlement of all actions seeking recoveries from the Company as an outgrowth of the Company's historical stock option grant practices.

The 2007 restructuring program was completed in the second quarter of 2009 and, accordingly, no restructuring charges were recorded in 2010.

Our consolidated operating loss was $42.0 million in 2010 compared to an operating loss of $8.8 million in 2009, as a result of the factors discussed above.

Careers — North America

The operating results of our Careers — North America segment for the years ended December 31, 2010 and 2009 are as follows:

(Dollars in thousands)	2010	% of Revenue	2009	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$422,193	100.0%	$407,118	100.0%	$ 15,075	3.7%
Salaries and related	196,076	46.4%	192,145	47.2%	3,931	2.0%
Office and general	84,442	20.0%	93,408	22.9%	(8,966)	(9.6%)
Marketing and promotion	93,892	22.2%	98,137	24.1%	(4,245)	(4.3%)
Restructuring and other special charges	—	0.0%	3,758	0.9%	(3,758)	(100.0%)
Total operating expenses	374,410	88.7%	387,448	95.2%	(13,038)	(3.4%)
Operating income	$ 47,783	11.3%	$ 19,670	4.8%	$ 28,113	142.9%

Revenue in our Careers — North America segment increased $15.1 million, or 3.7%, in 2010 compared to 2009, which includes $1.9 million of favorable foreign exchange impact and $19.0 million of revenue attributable to the operations of the HotJobs Assets. Revenue recognized in 2010 was negatively impacted by the lower beginning deferred revenue balance when compared to 2009, which was more than offset by improvements in most business sectors within North America. We experienced bookings growth in our large enterprise, staffing, e-commerce and government customer sectors. We believe the increased bookings in these areas are a result of the improvement in the economy in North America in 2010 compared to 2009 as well as the improvements the Company has made in the customer value proposition.

Salary and related expenses increased $3.9 million, or 2.0%, in 2010 compared to 2009, which includes $1.1 million of unfavorable foreign exchange impact and $6.8 million of expenses attributable to the operations of the HotJobs Assets. The increase in salaries and related expense resulted primarily from $8.3 million of increased variable compensation costs for the Company's sales force resulting from increased booking activity in 2010, $7.2 million of increased costs associated with the reintroduction of certain employee incentive programs which were modified in 2009 and $2.3 million of increased stock-based compensation resulting from our broader equity and incentive programs. These increases were partially offset by decreased regular salary costs of

$12.7 million, primarily associated with our targeted headcount reductions which generated decreased regular salary costs that more than offset the incremental regular salary costs associated with the acquisition of the HotJobs Assets, which occurred on August 24, 2010.

Office and general expenses decreased by $9.0 million, or 9.6%, in 2010 compared to 2009, which includes $3.5 million of expenses attributable to the operations of the HotJobs Assets. This decrease in office and general expenses resulted primarily from $4.6 million of decreased bad debt expense in 2010, primarily associated with increased bad debt charges recorded in 2009 relating to customers negatively impacted by the global recession, as well as $4.9 million of decreased depreciation expense in 2010 resulting from certain assets that were abandoned and fully expensed in 2009. These decreases were partially offset by a $2.8 million increase in intangible amortization associated with the acquisition of the HotJobs Assets and increased travel related expenses of $1.4 million.

Marketing and promotion expenses decreased $4.2 million, or 4.3%, in 2010 compared to 2009, which includes $0.3 million of unfavorable foreign exchange impact and $11.4 million of expenses attributable to the operations of the HotJobs Assets. The reduction in marketing and promotion expenses resulted primarily from a more focused spending program in 2010, which included significant reductions in all categories of marketing and promotion, including the reduced number of "Keep America Working" tour events, the decision not to renew certain sponsorship agreements and the significant reduction in offline marketing costs incurred in the first quarter of 2009 to support the redesigned seeker website and employer product. This was partially offset by increased costs in the second half of 2010 resulting from the traffic agreement the Company entered into with Yahoo!, which became effective on August 24, 2010, whereby the Company became Yahoo!'s exclusive provider of career and job content on the Yahoo! homepage in the United States and Canada.

The 2007 restructuring program was completed in the second quarter of 2009 and, accordingly, no restructuring charges were recorded in 2010.

Our Careers — North America operating income was $47.8 million in 2010 compared to $19.7 million in 2009, as a result of the factors discussed above.

Careers — International

The operating results of our Careers — International segment for the years ended December 31, 2010 and 2009 are as follows:

(Dollars in thousands)	2010	% of Revenue	2009	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$360,798	100.0%	$365,478	100.0%	$ (4,680)	(1.3%)
Salaries and related	211,002	58.5%	194,633	53.3%	16,369	8.4%
Office and general	95,904	26.6%	100,257	27.4%	(4,353)	(4.3%)
Marketing and promotion	77,464	21.5%	66,503	18.2%	10,961	16.5%
Restructuring and other special charges	—	0.0%	10,368	2.8%	(10,368)	(100.0%)
Total operating expenses	384,370	106.5%	371,761	101.7%	12,609	3.4%
Operating loss	$(23,572)	(6.5%)	$ (6,283)	(1.7%)	$(17,289)	275.2%

Revenue in our Careers — International segment decreased $4.7 million, or 1.3%, in 2010 compared to 2009, which includes $3.1 million of unfavorable foreign exchange impact, with revenue recognized in 2010 negatively impacted by the lower beginning deferred revenue balance when compared to 2009. We continued to see improvements in our businesses in 2010 within Europe (driven by strong bookings growth in Germany, France and Sweden), as well as in our Asian markets (particularly in South Korea, India and China). We believe the increased bookings in these areas are a result of the improvement in the global economy in 2010 compared to 2009 as well as the improvements the Company has made in the customer value proposition.

Salary and related expenses increased $16.4 million, or 8.4%, in 2010 compared to 2009, which includes $0.9 million of favorable foreign exchange impact. This increase in salaries and related expenses resulted primarily from $7.9 million of increased regular salary costs in 2010, primarily relating to 2009 including a benefit associated with a change in actuarial assumptions related to a statutory pension plan, $3.7 million of increased variable compensation costs for the Company's sales force relating to increased bookings activity in 2010, $2.6 million of increased stock-based compensation resulting from our broader equity and incentive programs and $2.0 million of increased costs associated with the reintroduction of certain employee incentive programs which were modified in 2009. These increases were partially offset by decreased costs for temporary labor of $1.6 million.

Office and general expenses decreased $4.4 million, or 4.3%, in 2010 compared to 2009, which includes $0.4 million of unfavorable foreign exchange impact. This decrease in office and general expenses resulted primarily from $2.9 million of decreased bad debt expense, primarily associated with certain bad debt charges recorded in 2009 relating to customers negatively impacted by the global recession, decreased amortization expense of $1.6 million, resulting from the amortization period of certain intangible assets associated with previous acquisitions in Europe ending in early 2010, and decreased occupancy costs of $0.7 million. These decreases were partially offset by increased support agreements of $1.8 million, primarily relating to additional software licenses in the Asia Pacific region, and increased legal costs of $0.8 million.

Marketing and promotion expenses increased $11.0 million, or 16.5%, in 2010 compared to 2009, which includes $0.1 million of favorable foreign exchange impact. This increase in marketing and promotion expenses in 2010 resulted primarily from our continued expansion of our investments in the Asia Pacific region, particularly in China, as well as increased online marketing activities in Europe.

The 2007 restructuring program was completed in the second quarter of 2009 and, accordingly, no restructuring charges were recorded in 2010.

Our Careers — International operating loss was $23.6 million in 2010 compared to an operating loss of $6.3 million in 2009, as a result of the factors discussed above.

Internet Advertising & Fees

The operating results of our Internet Advertising & Fees segment for the years ended December 31, 2010 and 2009 are as follows:

(Dollars in thousands)	2010	% of Revenue	2009	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$131,142	100.0%	$132,546	100.0%	$ (1,404)	(1.1%)
Salaries and related	50,420	38.4%	46,093	34.8%	4,327	9.4%
Office and general	26,015	19.8%	23,632	17.8%	2,383	10.1%
Marketing and promotion	50,483	38.5%	44,091	33.3%	6,392	14.5%
Restructuring and other special charges	—	0.0%	616	0.5%	(616)	(100.0%)
Total operating expenses	126,918	96.8%	114,432	86.3%	12,486	10.9%
Operating income	$ 4,224	3.2%	$ 18,114	13.7%	$(13,890)	(76.7%)

Revenue in our Internet Advertising & Fees segment decreased $1.4 million, or 1.1% in 2010 compared to 2009. In 2010, we experienced a decrease in offline display advertising revenues which was partially offset by an increase in online display advertising.

Operating expenses increased $12.5 million, or 10.9%, in 2010 compared to 2009. This increase in operating expenses primarily resulted from $6.4 million of increased marketing and promotion costs, primarily associated with lead generation business, $2.2 million of increased costs associated with the reintroduction of certain employee incentive programs which were modified in 2009, $1.5 million of additional depreciation expense and $1.1 million of additional stock-based compensation.

The 2007 restructuring program was complete in the second quarter of 2009 and, accordingly, no restructuring charges were recorded in 2010.

Our Internet Advertising & Fees operating income was $4.2 million in 2010 compared to operating income of $18.1 million in 2009, as a result of the factors discussed above.

Interest and Other, net

Interest and other, net for the fiscal years ended December 31, 2010 and 2009 resulted in a net expense of $1.9 million and $5.8 million, respectively. Interest and other, net, primarily relates to interest expense on the Company's outstanding debt, interest income associated with the Company's various investments, foreign currency gains or losses and gains or losses on the Company's auction rate securities.

The decrease in interest and other, net, of $3.9 million resulted primarily from a reversal of auction rate security losses related to funds received in 2010 from RBC Capital Markets Corporation ("RBC") related to contingent settlements, gains from security redemptions as well as a gain on a sale of an investment in the fourth quarter of 2010. These reductions in interest and other, net, were partially offset by decreased interest income, associated with a decline in invested balances and a decline in investment interest rates experienced during 2010, higher credit facility borrowing costs, higher unused fees, higher amortization costs associated with capitalized deferred financing fees and foreign currency losses in 2010 resulting primarily from losses on intercompany settlements and hedging activity.

Income Taxes

Income taxes for the years ended December 31, 2010 and 2009 are as follows:

(Dollars in thousands)	2010	2009	$ Change	% Change
(Loss) income from continuing operations before income taxes and equity interests	$(43,894)	$(14,639)	$(29,255)	(199.8)%
Income tax (benefit) provision	(14,405)	(37,883)	23,478	62.0%
Effective tax rate	32.8%	258.8%	n/a	n/a

The provision for income taxes consists of provisions for federal, state and foreign income taxes. The Company operates globally with operations in various tax jurisdictions outside of the United States. Our effective tax rates differ from the statutory rate due to the impact of state and local income taxes, tax exempt interest income, certain nondeductible expenses, foreign earnings taxed at different tax rates, valuation allowances and the accrual of interest on tax liabilities. Our future effective tax rates could be adversely affected by earnings being lower in countries where we have lower statutory rates, changes in the valuation of our deferred tax assets, or changes in tax laws or interpretations thereof. In addition, our filed tax returns are subject to the examination by the United States Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

During 2010, the Company completed a tax examination in the United Kingdom. The tax authorities reviewed the character of certain intercompany loans as debt. The Company had previously established an uncertain tax position in the amount of $25.1 million for the tax benefits of accrued interest expense on these loans by reducing recorded deferred tax assets. Approximately $13.9 million of these benefits were sustained in the examination. As a result of resolution of the examination, the Company reversed the unrecognized tax benefits but established a valuation allowance for the benefits sustained due to uncertainty in their ultimate realization. Net of the recorded valuation allowance, the reversal did not have an effect on the effective tax rate.

The Company also recognized $1.4 million of previously unrecognized tax benefits due to settlement of a United States state tax examination, which on a net of tax basis impacted the effective tax rate by $0.9 million. The Company also reserved accrued interest and penalties related to unrecognized tax benefits of $0.6 million, which on a net of tax basis impacts the effective rate by $0.3 million. The total benefit reflected in the effective tax rate due to recognition of previously unrecognized benefits and reversals of interest and penalties thereon was $1.2 million.

Due to the expiration of the statute of limitations in the third and fourth quarter of 2009, the Company reversed $38.8 million of accrued tax attributable to uncertain tax positions of which $33.0 million impacts the Company's effective tax rate. The Company also reversed accrued interest and penalties related to uncertain tax positions of $9.0 million, which on a net tax basis impacts the effective rate by $5.7 million. The total benefit reflected in the 2009 income tax provision due to the reversal of tax and interest is $38.7 million.

Loss in Equity Interests, Net

Loss in equity interests, net, for the years ended December 31, 2010 and 2009 was $2.9 million and $4.3 million, respectively. The Company's equity investments consist of a 50% equity interest in a company located in Australia and a 25% investment in a company located in Finland. This decreased loss in 2010 primarily related to our Australian equity investment, which recorded a decreased loss from operations in 2010.

Net (Loss) Income

Our consolidated net loss was $32.4 million in 2010 compared to net income of $18.9 million in 2009, as a result of the factors discussed above. The Company's 2009 net income was positively impacted by the above noted tax benefit recorded in the third and fourth quarters of 2009 relating to the reversal of income tax reserves due to the expiration of the statute of limitations on uncertain tax positions.

Diluted (Loss) Earnings Per Share

Diluted loss per share in 2010 was $0.27 compared to diluted income per share of $0.16 in 2009. Diluted weighted average shares outstanding for the years ended December 31, 2010 and 2009 was 120.6 million shares and 121.2 million shares, respectively. For periods in which losses are presented, dilutive earnings per share calculations do not differ from basic earnings per share because the effects of any potential common stock equivalents are anti-dilutive and therefore not included in the calculation of dilutive earnings per share.

Financial Condition

The following table details our cash and cash equivalents and marketable securities as of December 31, 2011, 2010 and 2009:

	Years Ended December 31,		
(Dollars in thousands)	**2011**	**2010**	**2009**
Cash and cash equivalents	$250,317	$163,169	$275,447
Marketable securities	—	—	24,669
Cash and cash equivalents and marketable securities	$250,317	$163,169	$300,116
Percentage of total assets	12.2%	8.2%	16.4%

As of December 31, 2011, we had cash and cash equivalents of $250.3 million, compared to $163.2 million as of December 31, 2010. Our increase in cash and cash equivalents of $87.1 million in 2011 primarily resulted from $149.7 million provided by operating activities and $64.2 million of net proceeds from borrowings on credit facilities, partially offset by $61.8 million of capital expenditures and $42.0 million of repurchases of common stock.

As of December 31, 2010, we had cash and cash equivalents of $163.2 million, compared to cash, cash equivalents and marketable securities of $300.1 million as of December 31, 2009. The decrease of $136.9 million for the year ended December 31, 2010 primarily resulted from the acquisition of the HotJobs Assets in the amount of $225.0 million and capital expenditures of $57.1 million, partially offset by $93.1 million of cash provided by operating activities. The payment to Yahoo! of $225.0 million was funded by utilizing existing cash of $135.0 million and the remaining $90.0 million was funded from borrowings under the revolving credit facility.

Cash Flows

Consolidated cash flows for the fiscal year ended December 31, 2011, 2010 and 2009 are as follows:

(Dollars in thousands)	2011	2010	2009
Net cash provided by operating activities	$149,677	$ 93,072	$ 44,725
Net cash (used for) provided by investing activities	(62,202)	(261,260)	7,879
Net cash provided by (used for) financing activities	5,132	60,573	(11,418)
Effect of exchange rates on cash	(5,459)	(4,663)	12,001

Cash provided by operating activities was $149.7 million for the year ended December 31, 2011, an increase of $56.6 million from $93.1 million of cash provided by operating activities for the year ended December 31, 2010. This increase in cash provided by operating activities resulted primarily from increased net income of $86.2 million and the impact of deferred taxes of $22.2 million. These increases were partially offset by $53.9 million of reduced cash flows provided by working capital items in 2011, primarily resulting from changes in accounts payable, deferred revenue, partially offset by accounts receivable and prepaid and other.

Cash provided by operating activities was $93.1 million for the year ended December 31, 2010, an increase of $48.3 million from $44.7 million of cash provided by operating activities for the year ended December 31, 2009. This increase in cash provided by operating activities resulted primarily from increased cash flows provided by working capital items in 2010 of $135.8 million, primarily resulting from changes in deferred revenue, accounts payable and accrued liabilities partially offset by accounts receivable. These increases were partially offset by $87.5 million of reduced cash flows provided by operating activities primarily from decreased net income of $51.3 million as well as reduced operating cash flows provided by deferred income taxes in 2010 of $29.1 million.

Cash used for investing activities was $62.2 million for the year ended December 31 2011, a decrease of $199.1 million from $261.3 million of cash used in investing activities for the year ended December 31, 2010. This decrease resulted primarily from the acquisition of the HotJobs Assets of $225.0 million during the year ended 2010, partially offset by decreased sales and maturities of marketable securities of $25.4 million.

Cash used for investing activities was $261.3 million for the year ended December 31 2010 compared to cash provided by investing activities of $7.9 million for the year ended December 31, 2009. This change is primarily a result of the acquisition of the HotJobs Assets in the third quarter of 2010 for $225.0 million, partially offset by decreased cash flows generated from the sale and maturity of marketable securities in 2010 of $43.9 million.

Cash provided by financing activities was $5.1 million for the year ended December 31, 2011, a decrease of $55.4 million from $60.6 million of cash provided by financing activities for the year ended December 31, 2010. This decrease resulted primarily from the repurchase of the Company's common stock of $42.0 million as well as $10.3 million of net repayments on borrowings on our term loan and revolving credit facilities.

Cash provided by financing activities was $60.6 million for the year ended December 31, 2010 compared to cash used for financing activities of $11.4 million for the year ended December 31, 2009. This change is primarily a result of the Company utilizing an additional $74.5 million of its credit facility in 2010 primarily relating to the acquisition of the HotJobs Assets.

Liquidity and Capital Resources

Our principal capital requirements have been to fund (i) working capital, (ii) marketing and development of our Monster network, (iii) acquisitions, (iv) capital expenditures and (v) share repurchases.

Historically, we have relied on funds provided by operating activities, equity offerings, short and long-term borrowings and seller-financed notes to meet our liquidity needs. We invest our excess cash predominantly in bank time deposits and commercial paper that matures within three months of its origination date. Due to the turmoil in the financial markets, we have redeployed our excess cash during 2009, 2010 and 2011 in conservative investment vehicles such as money market funds that invest solely in United States treasuries, top foreign sovereign regional, national and supra-national bank debt obligations and bank deposits at prime money center banks. We actively monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal while secondarily on maximizing yield on those funds. We can provide no assurances that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

At any point in time we have funds in our operating accounts and customer accounts that are with third party financial institutions. These balances in the United States may exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets.

We believe that our current cash and cash equivalents, revolving credit facilities and cash we anticipate generating from operating activities will provide us with sufficient liquidity to satisfy our working capital needs, capital expenditures and meet our investment requirements and commitments through at least the next twelve months. Our cash generated from operating activities is subject to fluctuations in the global economy and overall hiring demand.

Credit Facilities

In December 2007, the Company entered into a senior unsecured revolving credit facility that provided for maximum borrowings of $250.0 million, including up to a $50.0 million sublimit for letters of credit. On August 31, 2009 (the "Amendment Closing Date"), with the objective of availing itself of the benefits of an improved credit market in an ongoing unstable macroeconomic environment, the Company amended certain terms and increased its borrowing capability under its existing credit agreement (the "Amended Credit Agreement"). The Amended Credit Agreement maintained the Company's existing $250.0 million revolving credit facility and provided for a new $50.0 million term loan facility, for a total of $300.0 million in credit available to the Company. The revolving credit facility and the term loan facility each mature on December 21, 2012. The term loan is subject to annual amortization of principal, with $5.0 million payable on each anniversary of the Amendment Closing Date and the remaining $35.0 million due at maturity.

The Amended Credit Agreement provided for increases in the interest rates applicable to borrowings and increases in certain fees. Borrowings under the Amended Credit Agreement will bear interest at a rate equal to (i) LIBOR plus a margin ranging from 300 basis points to 400 basis points depending on the Company's ratio of consolidated funded debt to trailing four-quarter consolidated earnings before interest, taxes, depreciation and amortization (the "Consolidated Leverage Ratio") as defined in Amended Credit Agreement or (ii) for Dollar-denominated loans only, and upon the Company's election, the sum of (A) the highest of (1) the credit facility's administrative agent's prime rate, (2) the sum of 0.50% plus the overnight federal funds rate on such day or (3) subject to certain exceptions, the sum of 1.00% plus the 1-month LIBOR rate, plus (B) a margin ranging from 200 basis points to 300 basis points depending on the Company's Consolidated Leverage Ratio. In addition, the Company will be required to pay the following fees: (i) a fee on all outstanding amounts of letters of credit at a rate per annum ranging from 300 basis points to 400 basis points (depending on the Company's Consolidated Leverage Ratio); and (ii) a commitment fee on the unused portion of the revolving credit facility at a rate per annum ranging from 50 basis points to 75 basis points (depending on the Company's Consolidated Leverage Ratio). The Company is no longer required to pay a utilization fee on outstanding loans and letters of credit under any circumstances.

The Amended Credit Agreement also increased the maximum permitted Consolidated Leverage Ratio to: (a) 3.50:1.00 for the period beginning on August 31, 2009 and ending on September 29, 2010; (b) 3.00:1.00 for the period beginning on September 30, 2010 and ending on September 29, 2011; and (c) 2.75:1.00 beginning on September 30, 2011 and any time thereafter. The Company may repay outstanding borrowings at any time during the term of the credit facility without any prepayment penalty. The Amended Credit Agreement contains covenants which restrict, among other things, the ability of the Company to borrow, create liens, pay dividends, repurchase its common stock, acquire businesses and other investments, enter into new lines of business, dispose of property, guarantee debts of others or, lend funds to affiliated companies and contains requirements regarding the maintenance of certain financial statement amounts and ratios, all as provided in the Amended Credit

Agreement. In January 2010, the Company received a technical amendment to the permitted investments section of the Amended Credit Agreement to accommodate the particular legal structure of the acquisition of the HotJobs Assets (see Note 3 to the Company's financial statements included in Item 8 of this Annual Report on Form 10-K). As of December 31, 2011, the Company was in full compliance with its covenants.

Additionally, on the Amendment Closing Date the Company entered into the United States Pledge Agreement which along with subsequent separate pledge agreements shall cause the Company's obligations under the Amended Credit Agreement to be secured by a pledge of: (a) all of the equity interests of the Company's domestic subsidiaries (other than certain specified inactive subsidiaries) and (b) 65% of the equity interests of each first-tier material foreign subsidiary of the Company.

In December 2010, the Company further amended its Amended Credit Agreement to (i) allow acquisition-related fees associated with the acquisition of the HotJobs Assets to be added back into Consolidated EBITDA (as defined in the agreement, subject to certain limitations) and (ii) to increase the amount of permitted secured indebtedness from $20.0 million to $45.0 million.

At December 31, 2011, the utilized portion of this credit facility was $40.0 million in borrowings on the term loan facility, $141.5 million of borrowings on the revolving credit facility, and $0.9 million in outstanding letters of credit. During the year ended December 31, 2011, the Company drew down $62.0 million, net under its revolving credit facility primarily for utilization under the share repurchase program. Additionally, the Company repaid $5.0 million on its term loan during the year ended December 31, 2011. The utilized portion of the revolving credit facility and the entire amount of borrowings on the term loan are due within one year, which represents $181.5 million of the total borrowings, and which is classified as short-term on the consolidated balance sheet as of December 31, 2011. As of December 31, 2011, based on the calculation of the maximum Consolidated Leverage Ratio, $107.6 million of the Company's revolving credit facility was available. At December 31, 2011, the one month US Dollar LIBOR rate, the credit facility's administrative agent's prime rate, and the overnight federal funds rate were 0.30%, 3.25% and 0.04%, respectively. As of December 31, 2011, the Company used the one month US Dollar LIBOR rate for the interest rate on these borrowings with an interest rate of 3.79%.

In the second quarter of 2011, the Company's subsidiary in China entered into an unsecured uncommitted revolving credit facility, guaranteed by the Company that provides for maximum borrowings of $7.5 million. The credit facility has a maximum tenure of one year and the lender has the right to terminate the facility at any time and demand immediate payment. The Company may prepay outstanding borrowings and accrued interest under the facility only with the consent of the lender. The Company is obligated to indemnify the lender for any costs and losses incurred by the lender as a result of such prepayment. The credit agreement contains covenants which include obtaining, complying and maintaining all verifications, authorizations, approvals, registrations, licenses and consents required by local law to perform its obligations to the lender under the loan agreement, notifying the lender forthwith of the occurrence of any event that may affect the Company's ability to perform any of its obligations under the loan agreement and using the credit facility for financing its working capital requirements. As of December 31, 2011, the Company was in full compliance with its covenants under this facility. As December 31, 2011, the interest rate on these borrowings was 6.71%, the utilized portion was $7.3 million, which is classified as short-term on the consolidated balance sheet as of December 31, 2011, and $0.1 million was available to be utilized by the Company.

Acquisition of the HotJobs Assets from Yahoo! Inc.

On August 24, 2010, pursuant to an Asset Purchase Agreement dated as of February 3, 2010 between Monster and Yahoo!, Monster completed the acquisition of substantially all of the assets exclusive to Yahoo! HotJobs (the "HotJobs Assets") from Yahoo!. The purchase price for the HotJobs Assets was $225.0 million. Accordingly, the business attributable to the HotJobs Assets has been included in the Careers — North America segment and reporting unit. The results of operations attributable to the HotJobs Assets have been included in our consolidated financial statements since August 24, 2010. The Company funded the acquisition of the HotJobs Assets with available cash and proceeds from the Company's revolving credit facility (see Note 9 to the Company's financial statements included in Item 8 of this Annual Report on Form 10-K). In the three months ended March 31, 2011, the Company incurred $4.6 million of acquisition and integration-related costs associated with the acquisition of the HotJobs Assets, which were expensed as incurred and are included in office and general and salary and related expenses in the consolidated statement of operations. No integration-related costs were incurred by the Company subsequent to March 31, 2011 and the Company does not expect to incur any integration costs during future periods.

Income Taxes

The Company has earned a significant portion of its income outside the United States, which the Company has asserted to be permanently reinvested in foreign operations. The Company evaluates its permanent reinvestment assertions each reporting period. In the fourth quarter of 2011, the Company changed its permanent reinvestment assertion with respect to its subsidiary in South Korea and plans to repatriate earnings in 2012. This determination was made by reviewing investment opportunities and expected financing needs in South Korea and the United States as well as considering the tax cost of repatriating from South Korea. United States residual taxes have been provided on unremitted earnings through December 31, 2011.

The amount of cash in subsidiaries offshore for which the Company maintains the permanent reinvestment assertion at December 31, 2011 was approximately $187.0 million. While we have not determined the total United States and foreign tax liabilities on such a repatriation, generally, if this cash were repatriated, a United States tax liability would be incurred for the excess of United States tax over local taxes paid, if any on the portion characterized as a taxable dividend for United States tax purposes. The Company reviewed its liquidity needs in the United States and does not presently intend to repatriate these funds. In addition to the expected repatriation from South Korea in 2012 and cash expected from 2012 domestic operations, the Company can borrow from its credit facility in the United States should additional liquidity needs arise. We have borrowed funds domestically and continue to have the ability to borrow funds domestically at reasonable interest rates.

In 2011, we utilized our tax loss carryovers in the United States and did not pay significant United States cash taxes. We expect to utilize available tax loss carryovers to offset most United States tax liability through the end of 2012. We expect to continue to have taxable income in certain foreign tax jurisdictions in which we pay taxes on a quarterly basis.

Restructuring Activities

During the year ended December 31, 2011, the Company recorded $5.2 million of restructuring and other special charges comprised of severance of $3.3 million and facility costs of $1.9 million. The accrued restructuring balance as of December 31, 2011 was $3.0 million. These restructuring and other special charges resulted from the Company no longer engaging in certain activities within the Internet Advertising & Fees segment, the decision to cease operations within one country in the Careers — International segment as well as targeted headcount reductions within the Careers — North America segment.

On January 24, 2012, the Company committed to take a series of strategic restructuring actions. The Company's decision to adopt the strategic restructuring actions resulted from the Company's desire to provide the Company with more flexibility to invest in marketing and sales activities in order to improve its long-term growth prospects and profitability. The strategic restructuring actions include reducing the Company's current workforce by approximately 400 associates (or 7% of its full-time staff), the consolidation of certain office facilities, and continuing discretionary-spending and office and general expense controls. The Company anticipates that a majority of the strategic restructuring actions, and a majority of the charges associated with such actions, will be taken in the first quarter of 2012. The Company also anticipates that all strategic restructuring actions will be completed by the end of 2012. As a result of the restructuring initiatives, the Company expects to record an aggregate pre-tax charge within the range of $30.0 million to $40.0 million, beginning in the first quarter of 2012. Of the aggregate pre-tax charge, the Company expects to incur approximately $25.0 million to $35.0 million in cash expenditures.

Operating Lease Obligations

We have recorded significant charges and accruals relating to terminating certain operating lease obligations before the end of their terms once the Company no longer derives economic benefit from the lease. The liability is recognized and measured at its fair value when we determine that the cease use date has occurred and the fair value of the liability is determined based on the remaining lease rentals due, reduced by estimated sublease rental income that could be reasonably obtained for the property. The estimate of subsequent sublease rental income may change and require future changes to the fair value of the liabilities for the lease obligations.

Share Repurchase Plan

On October 25, 2011, the Board of Directors of the Company authorized a share repurchase program of up to $250.0 million. Under the share repurchase program, shares of common stock will be purchased on the open market or through privately negotiated transactions from time-to-time through April 2013. The timing and amount of purchases will be based on market conditions, corporate and legal requirements and other factors. The share repurchase program does not obligate the Company to acquire any specific number of shares in any period, and may be modified, suspended, extended or discontinued at any time without prior notice. During the year ended December 31, 2011, the Company repurchased 5.5 million shares for a total repurchase of $42.0 million at an average price of $7.60 per share.

Contractual Obligations

The commitments as of December 31, 2011 related to our continuing and discontinued operations are as follows:

	Payment Due by Period				
Contractual Obligations (Dollars in thousands)	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 years**
Operating Leases	$232,358	$ 42,917	$ 80,529	$49,653	$59,259
Purchase commitments - advertising contracts	84,735	33,365	46,245	5,125	—
Short-term debt	188,836	188,836	—	—	—
Software Financing	9,693	4,973	4,720	—	—
Interest Payments	10,256	8,995	823	301	137
Other	4,250	3,050	1,200	—	—
Total	**$530,128**	**$282,136**	**$133,517**	**$55,079**	**$59,396**

In addition to the cash commitments above, we also have $94.8 million of long-term income taxes payable, for which the timing of payment is not reasonably estimable, given the many variables related to these liabilities. See Note 12 to the Company's financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion of information related to long-term income taxes payable.

Fair Value Measurement

The Company values its assets and liabilities using the methods of fair value as described in ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of fair value hierarchy are described below:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, and considers counterparty credit risk in its assessment of fair value. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions based on the best information available. There have been no transfers of assets or liabilities between the fair value measurement classifications in the year ended December 31, 2011.

The Company has certain assets and liabilities that are required to be recorded at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States. The following table summarizes those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Bank time deposits	$ —	$114,839	$ —	$114,839
Commercial paper	—	75,066	—	75,066
Bankers' acceptance	—	8,630	—	8,630
Government bond — foreign	—	7,143	—	7,143
Foreign exchange contracts	—	215	—	215
Total Assets	$ —	$205,893	$ —	$205,893
Liabilities:				
Lease exit liabilities	$ —	$ —	$14,938	$ 14,938
Total Liabilities	$ —	$ —	$14,938	$ 14,938

The following table summarizes those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Bank time deposits	$ —	$ 55,954	$ —	55,954
Commercial paper	—	47,675	—	47,675
Government bonds — foreign	—	4,385	—	4,385
Foreign exchange contracts	—	666	—	666
Total Assets	$ —	$108,680	$ —	$108,680
Liabilities:				
Lease exit liabilities	$ —	$ —	$13,913	$ 13,913
Total Liabilities	$ —	$ —	$13,913	$ 13,913

The lease exit liabilities relate to vacated facilities associated with previously discontinued operations and realignment activities of the Company and are recorded in accrued expenses and other current liabilities in the consolidated balance sheet as of December 31, 2011 and 2010. The fair value of the Company's lease exit liabilities within the Level 3 classification is based on a discounted cash flow model applied over the remaining term of the leased property.

The changes in the fair value of the Level 3 liabilities are as follows:

	Lease Exit Liability	
	Year Ended December 31,	
(Dollars in thousands)	2011	2010
Balance, Beginning of Period	$13,913	$ 25,112
Expense	4,897	—
Cash Payments	(3,872)	(11,199)
Balance, End of Period	$14,938	$ 13,913

The carrying value for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deferred revenue and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's debt relates to borrowings under its credit facilities and term loan (see Note 9 to the Company's financial statements included in Item 8 of this Annual Report on Form 10-K), which approximates fair value due to market interest rates.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Basis of Presentation and Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Management believes that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition and Accounts Receivable

The Company recognizes revenue on agreements in accordance with ASC 605, *Revenue Recognition.*

Careers — North America and Careers — International. Our Careers — North America and Careers —International segments primarily earn revenue from the placement of job postings on the websites within the Monster network, access to the Monster network's online resume database and other career-related services. We recognize revenue at the time that job postings are displayed on the Monster network websites, based upon customer usage patterns. Revenue earned from subscriptions to the Monster network's resume database and other career-related services are recognized over the length of the underlying subscriptions, typically from two weeks to twelve months. Revenue associated with multiple element contracts is allocated based on the relative selling price of the services included in the contract. Unearned revenues are reported on the balance sheet as deferred revenue. We review accounts receivable for those that may potentially be uncollectible and any accounts receivable balances that are determined to be uncollectible are included in our allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Internet Advertising & Fees. Our Internet Advertising & Fees segment primarily earns revenue from the display of advertisements on the Monster network of websites, "click-throughs" on text based links, leads provided to advertisers and subscriptions to premium services. We recognize revenue for online advertising as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by our users. We recognize revenue from the display of click-throughs on text based links as click-throughs occur. A click-through occurs when a user clicks on an advertiser's listing. Revenue from lead generation is recognized as leads are delivered to advertisers. In addition, we recognize revenue for certain subscription products ratably over the length of the subscription. We review accounts receivable for those that may potentially be uncollectible and any accounts receivable balances that are determined to be uncollectible are included in our allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expense and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. Our debt consists of borrowings under our credit facility, which approximates fair value due to the variable nature of the interest rates which approximates market.

Asset Impairment

Business Combinations, Goodwill and Intangible Assets. We account for business combinations in accordance with ASC 805, *Business Combinations*. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their fair values on the date of a business acquisition. Our consolidated financial statements and results of operations reflect an acquired business from the completion date of an acquisition.

The judgments that we make in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net income in periods following a business combination. We generally use either the income, cost or market approach to aid in our conclusions of such fair values and asset lives. The income approach presumes that the value of an asset can be estimated by the net economic benefit to be received over the life of the asset, discounted to present value. The cost approach presumes that an investor would pay no more for an asset than its replacement or reproduction cost. The market approach estimates value based on what other participants in the market have paid for reasonably similar assets. Although each valuation approach is considered in valuing the assets acquired, the approach ultimately selected is based on the characteristics of the asset and the availability of information.

The Company tests the recorded amount of goodwill for recovery on an annual basis in the fourth quarter of each fiscal year. Goodwill is tested more frequently if indicators of impairment exist. The Company continually assesses whether any indicators of impairment exist, which requires a significant amount of judgment. Such indicators may include: a sustained significant decline in its share price and market capitalization; a decline in its expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; or slower growth rates, among others. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test is performed at the reporting unit level. The Company has four reporting units: Careers — North America, Careers — International, Careers — China and Internet Advertising & Fees. The goodwill impairment test is a two step analysis. In Step One, the fair value of each reporting unit is compared to its book value. Management must apply judgment in determining the estimated fair value of these reporting units. Fair value is determined using a combination of present value techniques (income approach) and quoted market prices of comparable businesses. If the fair value of the reporting unit exceeds its book value, goodwill is not deemed to be impaired for that reporting unit, and no further testing would be necessary. If the fair value of the reporting unit is less than its book value, the Company performs Step Two. Step Two uses the calculated fair value of the reporting unit to perform a hypothetical purchase price allocation to the fair value of the assets and liabilities of the reporting unit. The difference between the fair value of the reporting unit calculated in Step One and the fair value of the underlying assets and liabilities of the reporting unit is the implied fair value of the reporting unit's goodwill. A charge is recorded in the financial statements if the carrying value of the reporting unit's goodwill is greater than its implied fair value. The determination of fair value of the reporting units and assets and liabilities within the reporting units requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate, terminal growth rates, earnings before depreciation and amortization, and capital expenditures forecasts. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates.

To determine fair value using the income approach, the Company discounts the expected future cash flows of the reporting units. The discount rate used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in our operations and the rate of return a market participant would expect to earn. The estimate cash flows beyond the final year of our model, the Company uses a terminal value approach. Under this approach, the Company uses estimated operating income before income, depreciation and amortization in the final year of its model, adjusts it to estimate a normalized cash flow, applies a perpetuity growth assumption and discounts it by a perpetuity discount factor to determine the terminal value. The Company incorporates the present value of the resulting terminal value into its estimate of fair value. To corroborate the results of the income approach, the Company estimated the fair value of its reporting units using several market-based approaches.

The Company evaluated the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting unit, as well as the fair values of the corresponding assets and liabilities within the reporting unit, and concluded they are reasonable. The Company has utilized the income approach in determining the fair value of the reporting units consistent with prior periods. The Company believes that this is appropriate since it is often difficult to find other appropriate companies that are similar to our reporting units and it is our view that future discounted cash flows are more reflective of the value of the reporting units.

For the annual goodwill impairment test performed in the fourth quarter of 2011, each of the Careers — North America, Careers — International and Internet Advertising & Fees reporting units had a fair value that substantially exceeded its carrying value. The recorded amount of goodwill for the Careers — China reporting unit was $261.7 million as of December 31, 2011. For the Careers — China reporting unit, the Company calculated a fair value that was within approximately 10% of the carrying value, using a discount rate of 13.5% and a terminal growth rate of 5%. The Company believes these and the other underlying assumptions to be reasonable based upon the risk profile and long-term growth prospects of this reporting unit in light of industry market data. In assessing the reasonableness of the calculated fair value of the Careers — China reporting unit, the Company determined that the discount rate used to determine fair value would need to be increased by approximately 1.5% before its calculated fair value would be less than its book value. The Company does not believe the resulting discount rate would be reasonable relative to the risks associated with the future cash flows of this business. The Company also determined that the terminal growth rate used to determine fair value would need to decline from 5% to below 3% before its calculated fair value would be less than its book value. This growth rate would not be reasonable given the expected growth of the Careers — China reporting unit's business nor the industry expectations of the growth in the reporting unit's markets. Therefore, the Company believes the inputs and assumptions used in determining the fair value of the Careers — China reporting unit are reasonable.

Based on the results of our 2011 and 2010 annual assessments of the recoverability of goodwill, the fair values of all reporting units exceeded their book values, indicating that there was no impairment of goodwill.

The Company recognizes during certain periods our market capitalization has been below our book value. Accordingly, we monitor changes in our share price between annual impairment tests to ensure that our market capitalization continues to exceed or is not significantly below the carrying value of our net assets. We consider a decline in our market capitalization that corresponds to an overall deterioration in stock market conditions to be less of an indicator of goodwill impairment than a unilateral decline in our market capitalization which would reflect adverse changes in our underlying operating performance, cash flows, financial condition and/or liquidity. In the event that our market capitalization does decline below its book value, we consider the length and severity of the decline and the reason for the decline when assessing whether a potential goodwill impairment exists. We believe that short-term fluctuations in share prices may not necessarily reflect underlying values. However, if a decline in our market capitalization below book value persists for an extended period of time, we would likely consider the decline to be indicative of a decline in the aggregate fair value at the reporting unit level.

Differences in the Company's actual future cash flows, operating results, growth rates, capital expenditures, cost of capital and discount rates as compared to the estimates utilized for the purpose of calculating the fair value of each reporting unit, as well as a decline in the Company's stock price and related market capitalization, could affect the results of our annual goodwill assessment and, accordingly, potentially lead to future goodwill impairment charges.

Long-lived assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flows estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate.

Income Taxes

We utilize the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In evaluating our ability to recover our deferred tax assets within the jurisdictions from which they arise, we consider all available positive and negative evidence, including scheduled reversals of taxable temporary items, projected future taxable income, tax planning strategies and recent financial operations. Assumptions used in making this evaluation require significant judgment and are consistent with the plans and estimates we are using to manage the underlying business. When we determine that we are not able to realize our recorded deferred tax assets, an increase in the valuation allowance is recorded, decreasing earnings in the period in which such determination is made.

We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is a 50% or less likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718, *Compensation — Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. We use the Black-Scholes option-pricing model to determine the fair value of stock option awards and measure non-vested stock awards using the fair market value of our common stock on the date the award is approved. For certain 2008 awards, which were market-based grants, we estimated the fair value of the award utilizing a Monte Carlo simulation model. We award stock options, non-vested stock, market-based non-vested stock and performance-based non-vested stock to employees, directors and executive officers.

Restructuring and Other Operating Lease Obligations

We recognize a liability for costs to terminate an operating lease obligation before the end of its term when we no longer derive economic benefit from the lease. The liability is recognized and measured at its fair value when we determine that the cease use date has occurred and the fair value of the liability is determined based on the remaining lease rentals due, reduced by estimated sublease rental income that could be reasonably obtained for the property. The estimate of subsequent sublease rental income may change and require future changes to the fair value of the liabilities for the lease obligations.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-05, "*Comprehensive Income — Presentation of Comprehensive Income*." ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. It requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, "*Comprehensive Income — Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other*

Comprehensive Income in ASU 2011-05," to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. All other provisions of this update, which are to be applied retrospectively, are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are currently evaluating the impact that the adoption will have on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, "*Balance Sheet — Disclosures about Offsetting Assets and Liabilities.*" ASU 2011-11 requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments and will be applied retrospectively for all comparative periods presented. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company currently believes that this ASU will have no significant impact on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, "*Revenue Recognition — Multiple-Deliverable Revenue Arrangements.*" The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The Company adopted ASU 2009-13 effective January 1, 2011. The adoption of ASU 2009-13 did not have an impact on our consolidated financial statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Exchange Risk

During 2011, revenue from our international operations accounted for 45% of our consolidated revenue. Revenue and related expenses are generally denominated in the functional currencies of the local countries. Our primary foreign currencies are Euros, British Pounds, Czech Korunas, Korean Won, Chinese Renminbi, Swedish Krona and Indian Rupee. The functional currency of our subsidiaries that either operate or support these websites is the same as the corresponding local currency. The results of operations of, and certain of our intercompany balances associated with, our internationally-focused websites are exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, revenue and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. The effect of the weakening United States dollar in 2011 positively impacted reported revenue by approximately $20.8 million and positively impacted reported operating income by approximately $3.6 million, compared to 2010.

We have foreign exchange risk related to foreign-denominated cash, cash equivalents and marketable securities ("foreign funds"). Based on the balance of foreign funds at December 31, 2011 of $234.5 million, an assumed 5%, 10% and 20% negative currency movement would result in fair value declines of $11.7 million, $23.4 million and $46.9 million, respectively.

We use forward foreign exchange contracts as cash flow hedges to offset risks related to certain foreign currency transactions. These transactions primarily relate to non-functional currency denominated inter-company funding loans, non-functional currency denominated accounts receivable and non-functional currency denominated accounts payable. We do not enter into derivative financial instruments for trading purposes.

The financial statements of our non-United States subsidiaries are translated into United States dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account, a component of stockholders' equity. During the year ended December 31, 2011, our cumulative translation adjustment account increased $0.6 million, primarily attributable to the foreign currency movements of the United States dollar against the Chinese Renminbi, British Pound, Euro, and Indian Rupee.

Interest Rate Risk

Credit Facilities

As of December 31, 2011, our debt was comprised primarily of borrowings under our senior secured revolving credit facilities, term loan facilities and borrowings of our subsidiary in China under an unsecured uncommitted revolving credit facilities that we guarantee. The credit facilities' interest rates may be reset due to fluctuation in a market-based index, such as the federal funds rate, the London Interbank Offered Rate (LIBOR), the administrative agent's prime rate or the People's Bank of China rate. Assuming the amount of borrowings provided for under our credit facilities was fully drawn during 2011, we would have had $297.5 million outstanding under such facilities, and a hypothetical 1.00% (100 basis-point) change in the interest rate of our credit facilities would have changed our pre-tax earnings by approximately $3.0 million for the year ended December 31, 2011. Assuming the amount of borrowings under our credit facilities was equal to the amount of outstanding borrowings on December 31, 2011, we would have had $189.8 million of total usage and a hypothetical 1.00% (100 basis-point) change in the interest rate of our credit facilities would have changed our pre-tax earnings by approximately $1.9 million for the year ended December 31, 2011. We do not manage the interest rate risk on our debt through the use of derivative instruments.

Investment Portfolio

Our investment portfolio is comprised primarily of cash and cash equivalents and investments in a variety of debt instruments of high quality issuers, money market funds which invest in United States Treasuries, top sovereign, regional, national and supra-national bank commercial paper, bank time deposits and government bonds that mature within three months of their origination date, as well as auction rate securities. A hypothetical 1.00% (100 basis-point) change in interest rates applicable to our investment portfolio balance as of December 31, 2011 would have changed our annual pretax earnings by approximately $2.3 million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The following are the consolidated financial statements of Monster Worldwide, Inc. and its consolidated subsidiaries, which are filed as part of this report.

MONSTER WORLDWIDE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Monster Worldwide, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Monster Worldwide, Inc. (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monster Worldwide, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Monster Worldwide, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 31, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

New York, New York
January 31, 2012

MONSTER WORLDWIDE, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 250,317	$ 163,169
Accounts receivable, net of allowance for doubtful accounts of $5,240 and $5,420	343,546	346,751
Prepaid and other	82,069	75,451
Total current assets	**675,932**	**585,371**
Goodwill	1,132,161	1,122,951
Property and equipment, net	156,282	150,147
Intangibles, net	51,961	66,184
Investment in unconsolidated affiliates	1,183	1,359
Other assets	40,479	51,990
Total assets	**$2,057,998**	**$1,978,002**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 27,411	$ 36,569
Accrued expenses and other current liabilities	169,576	176,400
Deferred revenue	380,310	376,448
Current portion of long-term debt and borrowings on revolving credit facilities	188,836	84,500
Income taxes payable	16,830	12,907
Total current liabilities	**782,963**	**686,824**
Long-term income taxes payable	94,750	95,390
Deferred income taxes	4,665	17,186
Long-term debt, less current portion	—	40,000
Other long-term liabilities	11,493	9,952
Total liabilities	**893,871**	**849,352**
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.001 par value, authorized 800 shares; issued and outstanding: none	—	—
Common stock, $.001 par value, authorized 1,500,000 shares; issued: 137,855 and 135,834 shares, respectively; outstanding: 117,628 and 121,113 shares, respectively	138	136
Class B common stock, $.001 par value, authorized 39,000 shares; issued and outstanding: none	—	—
Additional paid-in capital	1,405,915	1,424,815
Accumulated deficit	(305,669)	(359,466)
Accumulated other comprehensive income	63,743	63,165
Total stockholders' equity	**1,164,127**	**1,128,650**
Total liabilities and stockholders' equity	**$2,057,998**	**$1,978,002**

See accompanying notes.

MONSTER WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2011	2010	2009
Revenue	**$1,040,105**	**$914,133**	**$905,142**
Salaries and related	516,198	490,791	463,749
Office and general	244,272	242,797	231,288
Marketing and promotion	215,343	222,566	209,661
Release of ChinaHR escrowed funds	(17,400)	—	—
Restructuring and other special charges	5,173	—	16,105
Reversal of legal settlements, net	—	—	(6,850)
Total operating expenses	963,586	956,154	913,953
Operating income (loss)	**76,519**	**(42,021)**	**(8,811)**
Interest expense, net	(6,000)	(4,545)	(1,431)
Other income (expense), net	2,891	2,672	(4,397)
Interest and other, net	(3,109)	(1,873)	(5,828)
Income (loss) before income taxes and loss in equity interests	73,410	(43,894)	(14,639)
Provision for (benefit from) income taxes	18,371	(14,405)	(37,883)
Loss in equity interests, net	(1,242)	(2,870)	(4,317)
Net income (loss)	**$ 53,797**	**$ (32,359)**	**$ 18,927**
Basic earnings (loss) per share	**$ 0.44**	**$ (0.27)**	**$ 0.16**
Diluted earnings (loss) per share	**$ 0.43**	**$ (0.27)**	**$ 0.16**
Weighted average shares outstanding:			
Basic	122,002	120,608	119,359
Diluted	123,923	120,608	121,170

See accompanying notes.

MONSTER WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Shares of Common Stock	Shares of Class B Common Stock	Common Stock and Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance January 1, 2009	**133,335**	**—**	**$1,367,506**	**$(346,034)**	**$25,801**	**$1,047,273**
Net income	—	—	—	18,927	—	18,927
Reversal of net unrealized loss on investments	—	—	—	—	1,603	1,603
Change in cumulative foreign currency translation adjustment	—	—	—	—	36,763	36,763
Comprehensive income						$ 57,293
Tax withholdings related to net share settlements of restricted stock awards and units	(483)	—	(4,571)	—	—	(4,571)
Issuance of common stock for stock option exercises	7	—	67	—	—	67
Tax provision for stock-based compensation	—	—	(9,094)	—	—	(9,094)
Stock based compensation- restricted stock	1,182	—	39,306	—	—	39,306
Stock based compensation- stock options	—	—	615	—	—	615
Stock bonus award	339	—	2,275	—	—	2,275
Balance, December 31, 2009	**134,380**	**—**	**$1,396,104**	**$(327,107)**	**$64,167**	**$1,133,164**
Net loss	—	—	—	(32,359)	—	(32,359)
Change in cumulative foreign currency translation	—	—	—	—	(1,002)	(1,002)
Comprehensive loss						$ (33,361)
Tax withholdings related to net share settlements of restricted stock awards and units	(869)	—	(14,227)	—	—	(14,227)
Issuance of common stock for stock option exercises	29	—	300	—	—	300
Tax provision for stock-based compensation	—	—	(4,417)	—	—	(4,417)
Stock based compensation- restricted stock	2,294	—	46,646	—	—	46,646
Stock based compensation- stock options	—	—	545	—	—	545
Balance, December 31, 2010	**135,834**	**—**	**$1,424,951**	**$(359,466)**	**$63,165**	**$1,128,650**
Net income	—	—	—	53,797	—	53,797
Change in cumulative foreign currency translation	—	—	—	—	578	578
Comprehensive income						$ 54,375
Repurchase of common stock	—	—	(41,973)	—	—	(41,973)
Tax withholdings related to net share settlements of restricted stock awards and units	(1,145)	—	(17,139)	—	—	(17,139)
Issuance of common stock for stock option exercises	1	—	23	—	—	23
Tax provision for stock-based compensation	—	—	(4,628)	—	—	(4,628)
Stock based compensation- restricted stock	3,165	—	44,380	—	—	44,380
Stock based compensation- stock options	—	—	439	—	—	439
Balance, December 31, 2011	**137,855**	**—**	**$1,406,053**	**$(305,669)**	**$63,743**	**$1,164,127**

See accompanying notes.

MONSTER WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2011	2010	2009
Cash flows provided by operating activities:			
Net income (loss)	$ 53,797	$ (32,359)	$ 18,927
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	74,600	67,096	68,533
Reversal of legal settlements, net	—	—	(6,850)
Provision for doubtful accounts	3,329	2,947	10,154
Non-cash compensation	42,523	47,191	39,921
Loss in equity interests, net	1,242	2,870	4,317
Non-cash restructuring write-offs, accelerated amortization and loss on disposal of assets	130	255	4,779
Deferred income taxes	(5,659)	(27,890)	1,189
(Gains) losses on auction rate securities	(1,732)	(2,415)	4,181
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(856)	(53,555)	80,462
Prepaid and other	(5,510)	(16,490)	(2,669)
Deferred revenue	5,056	62,488	(111,634)
Accounts payable, accrued liabilities and other	(17,243)	42,934	(66,585)
Total adjustments	95,880	125,431	25,798
Net cash provided by operating activities	**149,677**	**93,072**	**44,725**
Cash flows (used for) provided by investing activities:			
Capital expenditures	(61,818)	(57,126)	(48,677)
Payments for acquisitions and intangible assets, net of cash acquired	—	(225,795)	(300)
Purchase of marketable securities	—	—	(8,585)
Sales and maturities of marketable securities and other	1,732	27,089	70,977
Cash funded to equity investee	(2,559)	(5,648)	(6,299)
Dividends received from unconsolidated investee	443	220	763
Net cash (used for) provided by investing activities	**(62,202)**	**(261,260)**	**7,879**
Cash flows provided by (used for) financing activities:			
Proceeds from borrowings on credit facilities	108,722	90,000	199,203
Payments on borrowings on term loan and revolving credit facilities	(44,501)	(15,500)	(256,196)
Proceeds from borrowings on term loan	—	—	50,000
Repurchase of common stock	(41,973)	—	—
Tax withholdings related to net share settlements of restricted stock awards and units	(17,139)	(14,227)	(4,571)
Proceeds from the exercise of employee stock options	23	300	67
Excess tax benefits from equity compensation plans	—	—	79
Net cash provided by (used for) financing activities	**5,132**	**60,573**	**(11,418)**
Effects of exchange rates on cash	(5,459)	(4,663)	12,001
Net increase (decrease) in cash and cash equivalents	87,148	(112,278)	53,187
Cash and cash equivalents, beginning of period	163,169	275,447	222,260
Cash and cash equivalents, end of period	**$250,317**	**$ 163,169**	**$ 275,447**

See accompanying notes.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Monster Worldwide, Inc. (together with its consolidated subsidiaries, the "Company," "Monster," "Monster Worldwide," "we," "our," or "us") has operations that consist of three reportable segments: Careers — North America, Careers — International and Internet Advertising & Fees. Revenue in the Company's Careers segments are primarily earned from the placement of job advertisements on the websites within the Monster network, access to Monster's network of online resume databases, recruitment media services and other career-related services. Revenue in the Company's Internet Advertising & Fees segment is primarily earned from the display of advertisements on the Monster network of websites, "click-throughs" on text based links and leads provided to advertisers. The Company's Careers segments provide online services to customers in a variety of industries throughout North America, Europe, South America and the Asia-Pacific region, while Internet Advertising & Fees delivers online services primarily in North America.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. Investments in which the Company does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method. All inter-company accounts and transactions have been eliminated in consolidation. Certain reclassifications of prior year amounts have been made for consistent presentation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities and revenues and expenses. These estimates include, among others, allowances for doubtful accounts, fair value of financial assets and liabilities, net realizable values on long-lived assets and deferred tax assets and liabilities, certain accrued expense accounts, deferred revenue, goodwill, revenue recognition and forfeitures associated with stock-based compensation. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue on agreements in accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 605, *Revenue Recognition*. Accordingly, the Company recognizes revenue when persuasive evidence of an arrangement exists, service has been rendered, the sales price is fixed or determinable, and collection is probable. The Company recognizes revenue as follows for each of its reportable segments:

Careers (North America and International). Our Careers segments primarily earn revenue from the placement of job postings on the websites within the Monster network, access to Monster's network of online resume databases, Career Ad Network and other career-related services. We recognize revenue at the time that job postings or Career Ads are displayed on the Monster network websites, based upon customer usage patterns. Revenue earned from Monster's network of resume databases and other career-related services are recognized over the length of the contract, typically from two weeks to twelve months. Revenue associated with multiple element contracts is allocated based on the relative selling prices of the services included in the contract. Unearned revenues are reported on the balance sheet as deferred revenue.

Internet Advertising & Fees. Our Internet Advertising & Fees segment primarily earns revenue from the display of advertisements on the Monster network of websites, "click-throughs" on text based links, leads provided to advertisers and premium services. We recognize revenue for online advertising as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by our users. We recognize revenue from the display of "click-throughs" on text based links as "click-throughs" occur. A "click-through" occurs when a user clicks on an advertiser's listing. Revenue from lead generation is recognized as leads are delivered to advertisers. In addition, we recognize revenue for premium services over the length of the contract. Unearned revenues are reported on the balance sheet as deferred revenue.

Business Combinations and Dispositions

We account for business combinations in accordance with ASC 805, *Business Combinations*. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their fair values on the date of a business combination. Our consolidated financial statements and results of operations reflect an acquired business from the completion date of an acquisition. For the period January 1, 2009 through December 31, 2011, the Company completed three business combinations (see Note 3 to the consolidated financial statements).

The Company accounts for business dispositions in accordance with ASC 205-20, *Discontinued Operations*. ASC 205-20 requires the results of operations of business dispositions to be segregated from continuing operations and reflected as discontinued operations in current and prior periods.

Marketing and Promotion

Advertising production costs are recorded as expense the first time an advertisement appears. Costs of communicating advertising are recorded as expense as advertising space or airtime is used. All other advertising costs are expensed as incurred.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deferred revenue and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's debt relates to borrowings under its credit facilities and term loan, which approximates fair value due to market interest rates.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand. The Company also invests in short-term commercial paper rated P1 or better by Moody's or A1 or better by Standard & Poors. The Company performs continuing credit evaluations of its customers, maintains allowances for potential credit losses and does not require collateral. The Company makes judgments as to its ability to collect outstanding receivables based primarily on management's evaluation of the customer's financial condition, past collection history and overall aging of the receivables. Historically, such losses have been within management's expectations. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

Cash and Cash Equivalents

Cash and cash equivalents, which primarily consist of bank time deposits and commercial paper, are stated at cost, which approximates fair value. For financial statement presentation purposes, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents. Outstanding checks in excess of account balances, typically payroll and other contractual obligations disbursed on or near the last day of a reporting period, are reported as current liabilities in the accompanying consolidated balance sheets.

Accounts Receivable

The Company's accounts receivable primarily consist of trade receivables. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes its allowance for doubtful accounts as of December 31, 2011 and 2010 are adequate. However, actual write-offs could exceed the recorded allowance. Activity in the allowance for doubtful accounts is as follows:

Year Ended December 31,	Beginning Balance	Charged to Expense	Write-Offs and Other	Ending Balance
2011	$ 5,420	$ 3,329	$ (3,509)	$ 5,240
2010	$12,660	$ 2,947	$(10,187)	$ 5,420
2009	$14,064	$10,154	$(11,558)	$12,660

Property and Equipment

Computer and communications equipment, furniture and equipment and capitalized software costs are stated at cost and are depreciated using the straight line method over the estimated useful lives of the assets, generally three to ten years. Leasehold improvements are stated at cost and amortized using the straight-line method, over their estimated useful lives, or the lease term, whichever is shorter.

Internal Use Software and Website Development Costs

In accordance with ASC 350-40, *Internal-Use Software,* the Company capitalizes costs to purchase or internally develop software for internal use, as well as costs incurred to design, develop, test and implement enhancements to its website. These costs are included in property and equipment and the estimated useful life is five years. Costs capitalized were $27,020, $21,591 and $26,194 for the years ended December 31, 2011, 2010 and 2009, respectively.

Goodwill and Intangible Assets

The Company evaluates its long-lived assets for impairment in accordance with ASC 350-20, *Goodwill.* Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired.

The first step of the impairment review process compares the fair value of the reporting unit in which the goodwill resides to the carrying value of that reporting unit. The Company has four reporting units: Careers — North America, Careers — International, Careers — China and Internet Advertising & Fees. The second step of the impairment review measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting units. Changes in our strategy and/or market conditions could significantly impact these judgments and require reductions to recorded amounts of intangible assets.

For the annual goodwill impairment test performed in the fourth quarter of 2011, each of the Careers — North America, Careers — International and Internet Advertising & Fees reporting units had a fair value that substantially exceeded its carrying value. The recorded amount of goodwill for the Careers — China reporting unit was $261,700 as of December 31, 2011. For the Careers — China reporting unit, the Company calculated a fair value that was within approximately 10% of the carrying value, using a discount rate of 13.5% and a terminal growth rate of 5%. The Company believes these and the other underlying assumptions to be reasonable based upon the risk profile and long-term growth prospects of this reporting unit in light of industry market data. In assessing the reasonableness of the calculated fair value of the Careers — China reporting unit, the Company determined that the discount rate used to determine fair value would need to be increased by approximately 1.5% before its calculated fair value would be less than its book value. The Company does not believe the resulting discount rate would be reasonable relative to the risks associated with the future cash flows of this business. The Company also determined that the terminal growth rate used to determine fair value would need to decline from 5% to below 3% before its calculated fair value would be less than its book value. This growth rate would not be reasonable given the expected growth of the Careers — China reporting unit's business nor the industry expectations of the growth in the reporting unit's markets. Therefore, the Company believes the inputs and assumptions used in determining the fair value of the Careers — China reporting unit are reasonable.

The Company recognizes during certain periods our market capitalization has been below our book value. Accordingly, we monitor changes in our share price between annual impairment tests to ensure that our market capitalization continues to exceed or is not significantly below the carrying value of our net assets. We consider a decline in our market capitalization that corresponds to an overall deterioration in stock market conditions to be less of an indicator of goodwill impairment than a unilateral decline in our market capitalization which would reflect adverse changes in our underlying operating performance, cash flows, financial condition and/or liquidity. In the event that our market capitalization does decline below its book value, we consider the length and severity of the decline and the reason for the decline when assessing whether a potential goodwill impairment exists. We believe that short-term fluctuations in share prices may not necessarily reflect underlying values. However, if a decline in our market capitalization below book value persists for an extended period of time, we would likely consider the decline to be indicative of a decline in the aggregate fair value at the reporting unit level.

Other intangible assets primarily consist of the value of customer relationships, trade names, resume databases, trademarks and internet domains. Amortizable intangible assets are primarily being amortized on a basis that approximates economic use, over periods ranging from two to ten years.

Long-Lived Assets

Long-lived assets, other than goodwill are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and their eventual disposition are less than their carrying amounts.

Intangible assets are primarily evaluated on an annual basis, generally in conjunction with the Company's evaluation of goodwill balances. Impairment, if any, is assessed by using internally developed discounted cash flows estimates, quoted market prices, when available, and independent appraisals to determine fair value. The determination of whether or not long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in the Company's strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets. As of December 31, 2011, there were no impairment indicators present.

Foreign Currency Translation and Transactions

The financial position and results of operations of the Company's foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income (loss), a component of stockholders' equity. Gains and losses resulting from other foreign currency transactions, including forward foreign exchange contracts, are included in other income (expense), net.

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's items of other comprehensive income are foreign currency translation adjustments, which relate to investments that are permanent in nature, net of applicable income taxes. To the extent that such amounts relate to investments that are permanent in nature, no adjustments for income taxes are made.

The Company uses forward foreign exchange contracts as cash flow hedges to offset risks related to foreign currency transactions. These transactions primarily relate to non-functional currency denominated inter-company funding loans and non-functional currency inter-company accounts receivable. As of December 31, 2011 and 2010, the notional value of these forward foreign exchange contracts was $52,373 and $62,902, respectively, and the corresponding accumulated unrealized gain was $215 and $666, respectively, which is included in other income (expense), net in the consolidated statement of operations for the years ended December 31, 2011 and 2010, respectively. The Company does not trade derivative financial instruments for speculative purposes.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In determining the need for valuation allowances we consider projected future taxable income and the availability of tax planning strategies. When we determine that we are not able to realize our recorded deferred tax assets, an increase in the valuation allowance is recorded, decreasing earnings in the period in which such determination is made.

We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is 50% or less likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation — Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. We use the Black-Scholes option-pricing model to determine the fair-value of stock option awards and measure non-vested stock awards using the fair market value of our common stock on the date the award is approved. For certain 2008 awards, which were market-based grants, we estimated the fair value of the award utilizing a Monte Carlo simulation model. We award stock options, non-vested stock, market-based non-vested stock and performance-based non-vested stock to employees, directors and executive officers.

Restructuring and Other Special Charges

During the year ended December 31, 2011, the Company recorded $5,173 of restructuring and other special charges comprised of severance of $3,261 and facility costs of $1,912. The accrued restructuring balance as of

December 31, 2011 was $2,998. These restructuring and other special charges resulted from the Company no longer engaging in certain activities within the Internet Advertising & Fees segment, the decision to cease operations within one country in the Careers — International segment as well as targeted headcount reductions within the Careers — North America segment.

Operating Lease Obligations

We recognize a liability for costs to terminate an operating lease obligation before the end of its term if we no longer derive economic benefit from the lease. The liability is recognized and measured at its fair value when we determine that the cease use date has occurred and the fair value of the liability is determined based on the remaining lease rentals due, reduced by estimated sublease rental income that could be reasonably obtained for the property. The estimate of subsequent sublease rental income may change and require future changes to the fair value of the liabilities for the lease obligations.

Earnings Per Share

Basic earnings per share is calculated using the Company's weighted-average outstanding common shares. When the effects are dilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares, participating securities and the dilutive effect of all other stock-based compensation awards as determined under the treasury stock method. Certain stock options and stock issuable under employee compensation plans were excluded from the computation of diluted earnings per share due to their anti-dilutive effect. A reconciliation of shares used in calculating basic and diluted earnings per share is as follows:

	December 31,		
(Thousands of shares)	2011	2010	2009
Basic weighted average shares outstanding	122,002	120,608	119,359
Effect of common stock equivalents — stock options and non-vested stock under employee compensation plans	1,921	—	1,811
Diluted weighted average shares outstanding	123,923	120,608	121,170
Weighted average anti-dilutive common stock equivalents(1)	4,165	6,631	7,871

(1) For periods in which losses are presented, dilutive earnings per share calculations do not differ from basic earnings per share because the effects of any potential common stock equivalents are anti-dilutive and therefore not included in the calculation of dilutive earnings per share. For the year ended December 31, 2010, those potential shares totaled 2,108, which are included in the weighted average anti-dilutive common stock equivalents above, in addition to 4,523 of out of the money anti-dilutive common stock equivalents.

Professional Fees and Expenses Related to the Stock Option Investigation

In May 2009, the Company agreed, without admitting or denying wrongdoing, to pay a $2,500 penalty to the United States Securities and Exchange Commission ("SEC") to settle claims arising out of the SEC's inquiry into the Company's historical stock option granting practices.

In September 2009, the Company entered into a Memorandum of Understanding with the plaintiffs in the last action pending against the Company in connection with its historical stock option granting practices (captioned as Taylor v. McKelvey, et al., 06 CV 8322 (S.D.N.Y)(AKH) (the "ERISA Class Action")), and in November 2009, the Company entered into a Class Action Settlement Agreement (the "Settlement Agreement") with the plaintiffs in the ERISA Class Action. On February 9, 2010, the Court granted final approval to the Settlement Agreement, pursuant to which the ERISA Class Action was settled and dismissed with prejudice for a payment of $4,250 (a substantial majority of which was paid by insurance and a contribution from another defendant).

With the conclusion of the settlement of the ERISA Class Action, all of the actions seeking recoveries from the Company as an outgrowth of the Company's historical stock option grant practices have been settled. As a result, in the year ended December 31, 2009, the Company reversed a previously recorded accrual of $6,850 relating to these matters.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-05, "*Comprehensive Income — Presentation of Comprehensive Income*." ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. It requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, "*Comprehensive Income — Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05*," to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. All other provisions of this update, which are to be applied retrospectively, are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are currently evaluating the impact that the adoption will have on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, "*Balance Sheet — Disclosures about Offsetting Assets and Liabilities*." ASU 2011-11 requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments and will be applied retrospectively for all comparative periods presented. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company currently believes that this ASU will have no significant impact on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, "*Revenue Recognition — Multiple-Deliverable Revenue Arrangements*." The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The Company adopted ASU 2009-13 effective January 1, 2011. The adoption of ASU 2009-13 did not have an impact on our consolidated financial statements.

2. STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the vesting period, net of estimated forfeitures.

The Company awards non-vested stock to employees, directors and executive officers in the form of Restricted Stock Awards ("RSAs") and Restricted Stock Units ("RSUs"), market-based RSAs and RSUs, stock options and performance-based RSAs and RSUs. The Compensation Committee of the Company's Board of Directors approves stock-based compensation awards for all employees and executive officers of the Company. The Corporate Governance and Nominating Committee of the Company's Board of Directors approves stock-based compensation awards for all non-employee directors of the Company. The Company uses the fair-market value of the Company's common stock on the date the award is approved to measure fair value for service-based awards, a Monte Carlo simulation model to determine both the fair value and requisite service period of market-based awards and the Black-Scholes option-pricing model to determine the fair value of stock option awards. The

Company presents as a financing activity in the consolidated statement of cash flows the benefits of tax deductions in excess of the tax-effected compensation of the related stock-based awards for the options exercised and RSAs and RSUs vested. In accordance with ASC 718, the Company's forfeiture rate as of December 31, 2011 includes the impact of the restructuring program that the Company announced on January 26, 2012 (see note 17 for discussion of the Company's restructuring plan).

The Company recognized pre-tax compensation expense in the consolidated statement of operations related to stock-based compensation as follows:

	Years Ended December 31,		
	2011	2010	2009
Non-vested stock, included in salaries and related	$42,084	$46,646	$39,306
Stock options, included in salaries and related	439	545	615
Total	$42,523	$47,191	$39,921

Certain accrued bonuses, with a fair value of $2,275, were paid for in common stock for the year ended December 31, 2009.

During the year ended December 31, 2011, the Company capitalized $2,128 of stock-based compensation associated with internally developed software for internal use and enhancements to our website.

As of December 31, 2011, the Company has issued the following types of equity awards under its 1999 Long Term Incentive Plan and the 2008 Equity Incentive Plan (the Company no longer issues new equity awards under the 1999 Long-Term Incentive Plan).

Restricted Stock

The Company, from time to time, enters into separate non-vested share-based payment arrangements with employees, executives and directors. The Company grants RSUs that are subject to continued employment and vesting conditions, but do not have dividend or voting rights. The Company also grants RSAs that are subject to continued employment and vesting conditions and have voting rights, but do not have dividend rights. Directors of the Company receive automatic RSAs which are measured using the fair market value of the Company's common stock on the date of the grant. The Company also grants market-based RSAs and RSUs that vest contingent on meeting certain stock price targets within five years of the grant date. The Company also grants performance-based RSAs and RSUs that vest contingent on meeting specific financial results within a specified time period.

The fair value of RSAs and RSUs is recognized as expense ratably over the requisite service period, net of estimated forfeitures.

Tax benefits recognized on the non-vested stock-based compensation expenses were $11,166, $13,076, and $12,386 for years ended December 31, 2011, 2010 and 2009, respectively.

2011 Restricted Stock. During 2011, the Company granted RSAs covering an aggregate of 769,000 shares and RSUs covering an aggregate of 200,000 shares to approximately 81 employees, executive officers and directors of the Company. The RSAs and RSUs vest in various increments on the anniversaries of the individual grant dates, through October 25, 2015, subject to the recipient's continued employment or service through each applicable vesting date.

2010 Restricted Stock. During 2010, the Company granted RSAs covering an aggregate of 5,072,000 shares and RSUs covering an aggregate of 1,732,000 shares to approximately 3,900 employees, executive officers and directors of the Company. The RSAs and RSUs vest in various increments on the anniversaries of the individual grant dates, through December 15, 2014, subject to the recipient's continued employment or service through each applicable vesting date.

2009 Restricted Stock. During 2009, the Company granted RSAs covering an aggregate of 2,993,000 shares and RSUs covering an aggregate of 1,103,000 shares to approximately 3,000 employees, executive officers and directors of the Company. The RSAs and RSUs vest in various increments on the anniversaries of the individual grant dates through December 15, 2013, subject to the recipient's continued employment or service through each applicable vesting date.

As of December 31, 2011, the unrecognized compensation expense related to non-vested stock was $60,250, which is being amortized over the requisite service period on a straight-line basis. The remaining weighted average term over which the unamortized compensation expense will be recognized is 1.6 years. During the years ended December 31, 2011, 2010 and 2009, the fair value of shares vested was $47,513, $36,954 and $13,800, respectively.

The following table summarizes the activity of the Company's non-vested stock:

	Years Ended December 31,					
	2011		2010		2009	
(Thousands of shares)	Shares	Weighted Average Fair Value at Grant Date	Shares	Weighted Average Fair Value at Grant Date	Shares	Weighted Average Fair Value at Grant Date
Non-vested at beginning of period	11,299	$14.65	7,744	$15.62	5,612	$24.57
Granted — RSAs	769	13.74	5,072	14.32	2,993	7.93
Granted — RSUs	200	14.67	1,732	14.78	1,103	6.93
Forfeited	(1,672)	13.66	(955)	17.95	(782)	20.04
Vested	(3,164)	$16.82	(2,294)	$17.16	(1,182)	$30.81
Non-vested at end of period	7,432	$13.85	11,299	$14.65	7,744	$15.62

Stock Options

The Company has not granted any stock options subsequent to 2008. As of December 31, 2011, the unrecognized compensation expense for stock options, which is being amortized over the requisite service periods on a straight-line basis, was $35 and is expected to be recognized over a period of 0.2 years.

The following table summarizes the activity of the Company's stock options:

	Years Ended December 31,					
	2011		2010		2009	
(Thousands of shares)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,135	$27.31	2,716	$29.16	6,290	$30.58
Granted	—	—	—	—	—	—
Exercised	(1)	25.25	(29)	10.28	(7)	9.81
Forfeited/expired/cancelled	(574)	36.00	(552)	33.74	(3,567)	32.19
Outstanding at end of period	1,560	$24.10	2,135	$27.31	2,716	$29.16
Options exercisable at end of period	1,538	$24.05	2,080	$27.20	2,581	$29.03
Aggregate intrinsic value of options exercised during the year	$ 4		$ 323		$ 33	

Aggregate intrinsic value is calculated as the difference between the closing market price of the Company's common stock on the date of exercise and the exercise price of the underlying options.

The following table summarizes information about the Company's stock options outstanding as of December 31, 2011 (share amounts in thousands):

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.00 to $7.99	3	$ 7.78	$ —	1.1	3	$ 7.78	$ —
8.00 to 17.99	448	10.35	—	0.8	448	10.35	—
18.00 to 27.99	559	25.05	—	2.7	537	24.93	—
28.00 to 37.99	502	33.18	—	3.0	502	33.18	—
38.00 to 47.99	48	46.70	—	5.3	48	46.70	—
Total	1,560	$24.10	$ —	2.3	1,538	$24.05	$ —

3. BUSINESS COMBINATIONS

The following table summarizes the Company's business combinations completed from January 1, 2009 through December 31, 2011. Although none of the following acquisitions were considered to be a significant subsidiary, either individually or in the aggregate, they do affect the comparability of results from period to period. The acquisitions are as follows:

Acquired Business	Acquisition Date	Business Segment
JobBusan	December 31, 2010	Careers — International
HotJobs Assets	August 24, 2010	Careers — North America
CinCHouse LLC	July 28, 2009	Internet Advertising & Fees

JobBusan Acquisition

On December 31, 2010, the Company's Careers — International segment purchased certain assets of JobBusan, a business that provides online recruiting in Busan, South Korea. Consideration for the acquisition was $900, of which $795 was paid in cash in the fourth quarter of 2010, and the remaining consideration was paid in the first quarter of 2011.

Acquisition of the HotJobs Assets

On August 24, 2010, pursuant to an Asset Purchase Agreement dated as of February 3, 2010 between Monster and Yahoo! Inc. ("Yahoo!"), Monster completed the acquisition of substantially all of the assets exclusive to Yahoo! HotJobs (the "HotJobs Assets") from Yahoo!. We acquired the HotJobs Assets, among other objectives, to expand our business in the North America online recruitment market. Accordingly, the business attributable to the HotJobs Assets has been included in the Careers — North America segment and reporting unit. The results of operations attributable to the HotJobs Assets have been included in our consolidated financial statements since August 24, 2010. Concurrent with the closing of the acquisition, Monster and Yahoo! entered into a three year commercial traffic agreement whereby Monster became Yahoo!'s exclusive provider of career and job content on the Yahoo! homepage in the United States and Canada.

The Company funded the acquisition of the HotJobs Assets with available cash and proceeds from the Company's revolving credit facility (see Note 9). The Company used the acquisition method to account for the acquisition in accordance with ASC 805, *Business Combinations*. Under the acquisition method, the purchase price was allocated to, and we have recognized the fair value of, the tangible and intangible assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired have been recorded as goodwill. Consideration for the acquisition was $225,000 in cash. The Company recorded $192,144 of goodwill, $33,000 of intangible assets, $12,171 of unbilled accounts receivable, $12,263 of deferred revenue and $52 of all other net tangible liabilities. In the three months ended March 31, 2011 and the twelve months ended December 31, 2010 the Company incurred $4,600 and $24,300, respectively, of acquisition and integration-related costs associated with the acquisition of the HotJobs Assets, which were expensed as incurred and are included in office and general and salary and related expenses in the consolidated statement of operations. No integration-related costs were incurred by the Company subsequent to March 31, 2011 and the Company does not expect to incur any integration costs during future periods.

CinCHouse LLC Acquisition

On July 28, 2009, the Company's Internet Advertising & Fees segment purchased CinCHouse LLC, a business that provides a social networking site for women in the military and military spouses. Consideration for the acquisition was $600, of which $300 was paid in cash in the third quarter of 2009 with the remaining consideration paid in two equal installments in 2010 and 2011.

China HR.com Holdings Ltd. Escrow

On October 8, 2008, the Company's Careers — International segment completed its acquisition of the remaining 55.6% ownership interest in ChinaHR not already owned by the Company. ChinaHR is a leading recruitment website in the People's Republic of China and provides online recruiting, campus recruiting and other human resource solutions. Consideration for the acquisition was approximately $166,641 in cash, net of cash acquired. A portion of the purchase price was placed into escrow to secure the sellers' obligation to indemnify the Company for any breaches of the representations and warranties made by the sellers. In the third quarter of 2011, the Company received $17,400 in cash, net of professional fees reimbursed to the Company, relating to the release of the ChinaHR escrowed funds.

The Company is not including pro-forma financial information as acquisitions completed during the years 2009 and 2010 were not considered to be significant subsidiaries, either individually or in the aggregate.

4. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in goodwill by reportable segment are as follows:

	Careers-North America	Career-International	Internet Advertising & Fees	Total
January 1, 2010	$401,950	$372,218	$151,590	$ 925,758
Additions and adjustments	192,428	600	—	193,028
Currency translation	—	4,165	—	4,165
December 31, 2010	$594,378	$376,983	$151,590	$1,122,951
Additions and adjustments	(284)	—	—	(284)
Currency translation	—	9,494	—	9,494
December 31, 2011	$594,094	$386,477	$151,590	$1,132,161

The Company's intangible assets consisted of the following:

	December 31, 2011		December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Amortization Period (Years)
Trademarks/Internet domains	$ 17,508	$ —	$ 16,471	$ —	Indefinite lived
Trade Names	8,585	1,570	8,585	393	9
Customer relationships	68,190	49,058	67,702	39,327	3
Resume Database	10,000	4,444	10,000	1,111	3
Acquired Technology	7,110	4,828	6,975	3,430	3 to 5
Non-compete agreements	4,619	4,177	4,719	4,027	2 to 6
Other	3,988	3,962	4,187	4,167	4 to 10
Total	$120,000	$68,039	$118,639	$52,455	

The Company recorded amortization expense of $15,810, $10,614, and $9,416 relating to its intangible assets for the years ended December 31, 2011, 2010 and 2009, respectively. Based on the carrying value of identified intangible assets recorded as of December 31, 2011, and assuming no subsequent impairment of the underlying assets, the estimated annual amortization expense is as follows:

	2012	2013	2014	2015	2016
Estimated amortization expense	$15,678	$12,007	$3,339	$1,269	$1,269

5. PROPERTY AND EQUIPMENT, NET

	December 31,	
	2011	2010
Capitalized software costs	$163,688	$133,644
Furniture and equipment	29,467	30,737
Leasehold improvements	49,168	41,715
Computer and communications equipment	178,170	277,422
	420,493	483,518
Less: accumulated depreciation	264,211	333,371
Property and equipment, net	$156,282	$150,147

During the year ended December 31, 2011, as a result of a physical inventory of fixed assets conducted during the year, the Company retired fixed assets with a gross book value of $121,731 that were fully depreciated and no longer in use.

Depreciation expense was $58,790, $56,482 and $59,117 for the years ended December 31, 2011, 2010 and 2009, respectively.

6. FAIR VALUE MEASUREMENT

The Company values its assets and liabilities using the methods of fair value as described in ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of fair value hierarchy are described below:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, and considers counterparty credit risk in its assessment of fair value. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions based on the best information available. There have been no transfers of assets or liabilities between the fair value measurement classifications in the year ended December 31, 2011.

The Company has certain assets and liabilities that are required to be recorded at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States. The following table summarizes those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets:				
Bank time deposits	$ —	$114,839	$ —	$114,839
Commercial paper	—	75,066	—	75,066
Bankers' acceptance	—	8,630	—	8,630
Government bond — foreign	—	7,143	—	7,143
Foreign exchange contracts	—	215	—	215
Total Assets	$ —	$205,893	$ —	$205,893
Liabilities:				
Lease exit liabilities	$ —	$ —	$14,938	$ 14,938
Total Liabilities	$ —	$ —	$14,938	$ 14,938

The following table summarizes those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets:				
Bank time deposits	$ —	$ 55,954	$ —	55,954
Commercial paper	—	47,675	—	47,675
Government bonds — foreign	—	4,385	—	4,385
Foreign exchange contracts	—	666	—	666
Total Assets	$ —	$108,680	$ —	$108,680
Liabilities:				
Lease exit liabilities	$ —	$ —	$13,913	$ 13,913
Total Liabilities	$ —	$ —	$13,913	$ 13,913

The lease exit liabilities relate to vacated facilities associated with previously discontinued operations and realignment activities of the Company and are recorded in accrued expenses and other current liabilities in the consolidated balance sheet as of December 31, 2011 and 2010. The fair value of the Company's lease exit liabilities within the Level 3 classification is based on a discounted cash flow model applied over the remaining term of the leased property.

The changes in the fair value of the Level 3 liabilities are as follows:

	Lease Exit Liability Year Ended December 31,	
	2011	2010
Balance, Beginning of Period	$13,913	$ 25,112
Expense	4,897	—
Cash Payments	(3,872)	(11,199)
Balance, End of Period	$14,938	$ 13,913

The carrying value for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deferred revenue and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's debt relates to borrowings under its credit facilities and term loan (see Note 9), which approximates fair value due to market interest rates.

7. INVESTMENTS

Marketable Securities

As of December 31, 2011 and 2010, the Company did not hold any investments in auction rate securities.

The Company held $25,050 (at par and cost value) of investments in auction rate securities as of December 31, 2009 which were classified as available-for-sale investments and were reported at a fair value of $23,560. Marketable securities as of December 31, 2009 primarily consisted of auction rate bonds whose decline in fair value were judged by the Company to be other-than-temporary. Accordingly, the Company recorded a charge of $1,490, reported in interest and other, net in the consolidated statement of operations for the year ended December 31, 2009. In the year ended December 31, 2010, the Company redeemed $24,718 of auction rate securities and recorded realized gains of $1,158 in interest and other, net in the consolidated statement of operations for the fiscal year ended December 31, 2010, associated with those redemptions. The realized gains resulted from redemptions of securities at amounts higher than the previously recorded impairment.

Included in the Company's auction rate securities portfolio as of June 30, 2010 was approximately $8,300 of auction rate securities which were marketed and sold by UBS. On November 11, 2008, the Company accepted a settlement with UBS pursuant to which UBS issued to the Company Series C-2 Auction Rate Securities Rights (the "ARS Rights"). The ARS Rights provided the Company the right to receive the par value of our UBS-brokered auction rate securities plus accrued but unpaid interest. The settlement provided that the Company may require UBS to purchase its UBS-brokered auction rate securities at par value at any time between June 30, 2010 and July 2, 2012. In the year ended December 31, 2009, the Company recorded an other-than-temporary unrealized loss of $150 relating to the fair value adjustment of these UBS-brokered auction rate securities, which was charged to interest and other, net, in the consolidated statement of operations. On June 30, 2010, the Company exercised its option with UBS and required UBS to purchase its UBS-brokered auction rate securities at par value on June 30, 2010. The Company received $8,300 from UBS on July 1, 2010. Accordingly, the Company reversed the previously recognized unrealized loss of $150 in the second quarter of 2010. Additionally, the Company expensed the fair value of the put option associated with the UBS-brokered auction rate securities of $139 in the second quarter of 2010, which was originally recorded in the year ended December 31, 2009.

In November 2009, the Company entered into a settlement agreement with RBC Capital Markets Corporation ("RBC") with respect to auction rate securities purchased from RBC. Pursuant to the terms of the settlement agreement, RBC immediately repurchased the subject auction rate securities from the Company at a certain discount to their par value. It was also agreed that the Company would receive certain additional monies from RBC if, within a certain period of time from the date of the execution of the settlement agreement, any of the auction rate securities still held by RBC are redeemed or refinanced by the issuer for sums higher than the amounts RBC paid the Company to repurchase such auction rate securities. This period of time has expired as of December 31, 2011. As part of the settlement agreement, the Company dismissed a lawsuit it had filed against RBC in connection with, and released claims related to, RBC's sale of the auction rate securities to the Company. Accordingly, the Company recorded a realized loss of $4,824 in the fourth quarter of 2009 relating to the settlement with RBC, which was reflected in interest and other, net in the consolidated statement of operations for the year ended December 31, 2009. In the years ended December 31, 2011 and 2010, the Company received $1,732 and $1,428, respectively, from RBC relating to auction rate securities which were redeemed by the issuer or sold by RBC for sums higher than the amounts RBC paid the Company to repurchase such auction rate securities. The amounts received from RBC are reflected in interest and other, net in the consolidated statements of operations.

Equity Investments

The Company accounts for investments through which a non-controlling interest is held using the equity method of accounting, recording its owned percentage of the investment's net results of operations in loss in equity interests, net, in the Company's consolidated statement of operations. Such losses reduce the carrying value of the Company's investment and gains increase the carrying value of the Company's investment. Dividends paid by the equity investee reduce the carrying amount of the Company's investment.

The Company has a 25% equity investment in a company located in Finland related to a business combination completed in 2001. The Company received a dividend of $443 in the first quarter of 2011, a dividend of $220 in the first quarter of 2010 and a dividend of $763 in the second quarter of 2009 for this investment. The carrying value of the investment was $688 and $441 as of December 31, 2011 and 2010, respectively, and was recorded on the consolidated balance sheet as a component of investment in unconsolidated affiliates.

In the fourth quarter of 2008, the Company acquired a 50% equity interest in a company located in Australia. In the years ended December 31, 2011, 2010 and 2009, the Company expended an additional $2,559, $5,648 and $6,299, respectively, for additional working capital requirements relating to the Australian investment. The carrying value of the investment was $495 and $918 as of December 31, 2011 and 2010, respectively, and was recorded on the consolidated balance sheet as a component of investment in unconsolidated affiliates.

Income and loss in equity interests, net are as follows by equity investment:

	Years Ended December 31,		
	2011	2010	2009
Finland	$ 696	$ 435	$ 194
Australia	(1,938)	(3,305)	(4,511)
Loss in equity interests, net	$(1,242)	$(2,870)	$(4,317)

8. FINANCIAL DERIVATIVE INSTRUMENTS

The Company uses forward foreign exchange contracts as cash flow hedges to offset risks related to foreign currency transactions. These transactions primarily relate to non-functional currency denominated inter-company funding loans and non-functional currency inter-company accounts receivable.

The fair value gain position (recorded in interest and other, net, in the consolidated statements of operations) of our derivatives at December 31, 2011 and December 31, 2010 are as follows:

	December 31, 2011		Prepaid Expenses
	Notional Balance	Maturity Date	
Designated as Hedges under ASC 815			
None			—
Not Designated as Hedges under ASC 815			
Foreign currency exchange forwards	$52,373 consisting of 13 different currency pairs	January through February 2012	$215
Total Derivative Instruments			$215

	December 31, 2010		Prepaid Expenses
	Notional Balance	Maturity Date	
Designated as Hedges under ASC 815			
None			—
Not Designated as Hedges under ASC 815			
Foreign currency exchange forwards	$62,902 consisting of 12 different currency pairs	January 2011	$666
Total Derivative Instruments			$666

During the years ended December 31, 2011, 2010 and 2009, net gains of $141, $124 and $39, respectively, from realized net gains and net losses and changes in the fair value of our forward contracts, were recognized in other income (expense), net in the consolidated statement of operations.

9. FINANCING AGREEMENTS

In December 2007, the Company entered into a senior unsecured revolving credit facility that provided for maximum borrowings of $250,000, including up to a $50,000 sublimit for letters of credit. On August 31, 2009 (the "Amendment Closing Date"), with the objective of availing itself of the benefits of an improved credit market in an ongoing unstable macroeconomic environment, the Company amended certain terms and increased its borrowing capability under its existing credit agreement (the "Amended Credit Agreement"). The Amended Credit Agreement maintained the Company's existing $250,000 revolving credit facility and provided for a new $50,000 term loan facility, for a total of $300,000 in credit available to the Company. The revolving credit facility and the term loan facility each mature on December 21, 2012. The term loan is subject to annual amortization of principal, with $5,000 payable on each anniversary of the Amendment Closing Date and the remaining $35,000 due at maturity.

The Amended Credit Agreement provided for increases in the interest rates applicable to borrowings and increases in certain fees. Borrowings under the Amended Credit Agreement will bear interest at a rate equal to (i) LIBOR plus a margin ranging from 300 basis points to 400 basis points depending on the Company's ratio of consolidated funded debt to trailing four-quarter consolidated earnings before interest, taxes, depreciation and amortization (the "Consolidated Leverage Ratio") as defined in Amended Credit Agreement or (ii) for Dollar-denominated loans only, and upon the Company's election, the sum of (A) the highest of (1) the credit facility's administrative agent's prime rate, (2) the sum of 0.50% plus the overnight federal funds rate on such day or (3) subject to certain exceptions, the sum of 1.00% plus the 1-month LIBOR rate, plus (B) a margin ranging from 200 basis points to 300 basis points depending on the Company's Consolidated Leverage Ratio. In addition, the Company will be required to pay the following fees: (i) a fee on all outstanding amounts of letters of credit at a rate per annum ranging from 300 basis points to 400 basis points (depending on the Company's Consolidated Leverage Ratio); and (ii) a commitment fee on the unused portion of the revolving credit facility at a rate per annum ranging from 50 basis points to 75 basis points (depending on the Company's Consolidated Leverage Ratio). The Company is no longer required to pay a utilization fee on outstanding loans and letters of credit under any circumstances.

The Amended Credit Agreement also increased the maximum permitted Consolidated Leverage Ratio to: (a) 3.50:1.00 for the period beginning on August 31, 2009 and ending on September 29, 2010; (b) 3.00:1.00 for the period beginning on September 30, 2010 and ending on September 29, 2011; and (c) 2.75:1.00 beginning on September 30, 2011 and any time thereafter. The Company may repay outstanding borrowings at any time during the term of the credit facility without any prepayment penalty. The Amended Credit Agreement contains covenants which restrict, among other things, the ability of the Company to borrow, create liens, pay dividends, repurchase its common stock, acquire businesses and other investments, enter into new lines of business, dispose of property, guarantee debts of others or, lend funds to affiliated companies and contains requirements regarding the maintenance of certain financial statement amounts and ratios, all as provided in the Amended Credit Agreement. In January 2010, the Company received a technical amendment to the permitted investments section of the Amended Credit Agreement to accommodate the particular legal structure of the acquisition of the HotJobs Assets (see Note 3). As of December 31, 2011, the Company was in full compliance with its covenants.

Additionally, on the Amendment Closing Date the Company entered into the United States Pledge Agreement which along with subsequent separate pledge agreements shall cause the Company's obligations under the Amended Credit Agreement to be secured by a pledge of: (a) all of the equity interests of the Company's domestic subsidiaries (other than certain specified inactive subsidiaries) and (b) 65% of the equity interests of each first-tier material foreign subsidiary of the Company.

In December 2010, the Company further amended its Amended Credit Agreement to (i) allow acquisition-related fees associated with the acquisition of the HotJobs Assets to be added back into Consolidated EBITDA (as defined in the agreement, subject to certain limitations) and (ii) to increase the amount of permitted secured indebtedness from $20,000 to $45,000.

At December 31, 2011, the utilized portion of this credit facility was $40,000 in borrowings on the term loan facility, $141,500 of borrowings on the revolving credit facility, and $924 in outstanding letters of credit. During the year ended December 31, 2011, the Company drew down $62,000, net under its revolving credit facility primarily for utilization under the share repurchase program. Additionally, the Company repaid $5,000 on its term loan during the year ended December 31, 2011. The utilized portion of the revolving credit facility and the entire amount of borrowings on the term loan are due within one year, which represents $181,500 of the total borrowings, and which is classified as short-term on the consolidated balance sheet as of December 31, 2011. As of December 31, 2011, based on the calculation of the maximum Consolidated Leverage Ratio, $107,576 of the Company's revolving credit facility was available. At December 31, 2011, the one month US Dollar LIBOR rate, the credit facility's administrative agent's prime rate, and the overnight federal funds rate were 0.30%, 3.25% and 0.04%, respectively. As of December 31, 2011, the Company used the one month US Dollar LIBOR rate for the interest rate on these borrowings with an interest rate of 3.79%.

In the second quarter of 2011, the Company's subsidiary in China entered into an unsecured uncommitted revolving credit facility, guaranteed by the Company that provides for maximum borrowings of $7,456. The credit facility has a maximum tenure of one year and the lender has the right to terminate the facility at any time and demand immediate payment. The Company may prepay outstanding borrowings and accrued interest under the facility only with the consent of the lender. The Company is obligated to indemnify the lender for any costs and losses incurred by the lender as a result of such prepayment. The credit agreement contains covenants which include obtaining, complying and maintaining all verifications, authorizations, approvals, registrations, licenses and consents required by local law to perform its obligations to the lender under the loan agreement, notifying the lender forthwith of the occurrence of any event that may affect the Company's ability to perform any of its obligations under the loan agreement and using the credit facility for financing its working capital requirements. As of December 31, 2011, the Company was in full compliance with its covenants under this facility. As December 31, 2011, the interest rate on these borrowings was 6.71%, the utilized portion was $7,336, which is classified as short-term on the consolidated balance sheet as of December 31, 2011, and $120 was available to be utilized by the Company.

10. SUPPLEMENTAL CASH FLOW AND BALANCE SHEET INFORMATION

Supplemental cash flow information to the consolidated statements of cash flows was as follows:

	Years Ended December 31,		
	2011	2010	2009
Interest paid	$ 8,671	$ 6,432	$ 4,030
Income tax paid (refunded) , net	21,283	12,791	(27,908)
Non-cash investing and financing activities:			
Purchase of assets under financing arrangements	—	13,029	—
Business Combinations:			
Fair value of assets acquired	—	238,766	600
Payments for acquisitions and intangible assets, net of cash acquired	—	(225,795)	(300)
Liabilities Assumed	$ —	$ 12,971	$ 300

The following are a component of accrued expenses and other current liabilities:

	Years Ended December 31,		
	2011	2010	2009
Accrued Salaries, benefits, commissions, bonuses and payroll taxes	$61,952	$71,032	$58,670

11. STOCKHOLDERS' EQUITY

Share Repurchase Plan

On October 25, 2011, the Board of Directors of the Company authorized a share repurchase program of up to $250,000. Under the share repurchase program, shares of common stock will be purchased on the open market or through privately negotiated transactions from time-to-time through April 2013. The timing and amount of purchases will be based on market conditions, corporate and legal requirements and other factors. The share repurchase program does not obligate the Company to acquire any specific number of shares in any period, and may be modified, suspended, extended or discontinued at any time without prior notice. During the year ended December 31, 2011, the Company repurchased 5,504,896 shares at an average price of $7.60 per share.

Equity Plans

In June 1999, the Company's stockholders approved the adoption of the 1999 Long Term Incentive Plan (the "1999 Plan") pursuant to which stock options, stock appreciation rights, restricted stock and other equity based awards were permitted to be granted. Stock options granted under the 1999 Plan were permitted to be incentive stock options or nonqualified stock options within the meaning of the Code. Following the adoption of the 2008 Plan defined below, no awards are available for future grants under the 1999 Plan.

In June 2008, the Company's stockholders approved the adoption of the 2008 Equity Incentive Plan (the "2008 Plan") pursuant to which stock options, stock appreciation rights, restricted stock and other equity based awards may be granted. Stock options granted under the 2008 Plan may be incentive stock options or nonqualified stock options within the meaning of the Code.

The total number of shares of the Company's common stock that may be granted under the 2008 Plan, as amended, is the sum of (i) 12,685,000 shares, and (ii) the number of shares subject to outstanding awards under the 1999 Plan that on or after April 16, 2008 either (a) cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares of common stock) or (b) are surrendered by participants under the 1999 Plan or are retained by the Company to pay all or a portion of the exercise price and/or withholding taxes relating to such awards. At December 31, 2011, 10,593,909 shares were available for future grants under the 2008 Plan.

See Note 2 for activity related to the Company's equity plans.

12. INCOME TAXES

The components of income (loss) before income taxes and loss in equity interests are as follows:

	Years Ended December 31,		
	2011	2010	2009
Domestic	$12,105	$(53,248)	$(39,480)
Foreign	61,305	9,354	24,841
Income (loss) before income taxes and loss in equity interests	$73,410	$(43,894)	$(14,639)

Income taxes relating to the Company's operations are as follows:

	Years Ended December 31,		
	2011	2010	2009
Current income taxes:			
U.S. Federal	$10,481	$ 2,996	$(45,090)
State and local	(1,731)	(1,693)	(6,747)
Foreign	15,280	12,182	12,765
Total current income taxes	24,030	13,485	(39,072)
Deferred income taxes:			
U.S. Federal	(751)	(28,735)	22,195
State and local	1,476	(2,722)	133
Foreign	(6,384)	3,567	(21,139)
Total deferred income taxes	(5,659)	(27,890)	1,189
Income taxes	$18,371	$(14,405)	$(37,883)

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2011	2010
Deferred tax assets:		
Allowance for doubtful accounts	$ 1,493	$ 1,583
Accrued expenses and other liabilities	18,747	13,931
Tax loss carry-forwards	83,135	95,816
Tax credits	41,227	32,409
Non-cash stock based compensation expense	8,853	11,625
Valuation allowance	(44,705)	(42,586)
Deferred tax assets	108,750	112,778
Deferred tax liabilities:		
Unremitted foreign earnings	(9,481)	—
Branch Operations	—	(14,608)
Property and equipment	(29,684)	(20,181)
Intangibles	(53,298)	(63,141)
Deferred tax liabilities	(92,463)	(97,930)
Net deferred tax assets	$ 16,287	$ 14,848

As of December 31, 2011 and 2010, net current deferred tax assets were $4,574 and $4,740, respectively, net current deferred tax liabilities were $544 and $64, respectively, net non-current deferred tax assets were $16,922 and $27,358, respectively, and net non-current deferred tax liabilities were $4,665 and $17,186, respectively.

At December, 31, 2011, the Company has United States Federal net operating tax losses of approximately $77,101 which it expects to carry forward. The losses expire in stages beginning in 2025. The Company has foreign tax credit carryovers of $40,811 that expire in stages beginning in 2018. The Company has net operating loss carry-forwards in various foreign countries around the world of approximately $248,487, of which approximately $155,096 have no expiration date and $93,391 expires in stages in years 2012 through 2026. The 2011 current tax provision reflects a tax benefit of approximately $9,983 due to utilization of tax loss carry-forwards.

Realization of the Company's net deferred tax assets is dependent upon the Company generating sufficient taxable income in future years in the appropriate tax jurisdictions to obtain a benefit from the reversal of deductible temporary differences and from tax loss carry-forwards. In assessing the need for a valuation allowance, the Company has considered all positive and negative evidence including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. The Company has concluded that it is more likely than not that certain deferred tax assets cannot be used in the foreseeable future, principally net operating losses in certain foreign jurisdictions and capital loss carryovers. Accordingly, a valuation allowance has been established for these tax benefits. The income tax provision was increased by approximately $2,119 in 2011 due to valuation allowances.

The Company recognizes tax benefits from stock-based compensation in certain tax jurisdictions, principally the United States. The tax benefit is calculated on the fair value of the awards on the date of vesting. The Company has unrealized tax benefits of $5,877 from vested restricted stock awards that will be recorded in equity when the Company has sufficient taxable income to utilize these benefits.

Income taxes related to the Company's income from operations before loss in equity interests differ from the amount computed using the Federal statutory income tax rate as follows:

	Years Ended December 31,		
	2011	2010	2009
Income taxes at Federal statutory rate	$25,694	$(15,363)	$ (5,124)
State income taxes, net of Federal income tax effect	(218)	(2,679)	(1,949)
Tax exempt interest income	—	(26)	(271)
Effect of foreign operations	(6,606)	(3,139)	(1,090)
Change in valuation allowance	2,119	15,039	3,251
Reversals of accrued income tax	(5,371)	(14,752)	(33,022)
Interest expense on tax liabilities, net of reversals	1,735	2,753	(2,165)
Release of ChinaHR escrowed funds	(4,350)	—	—
Earnings not permanently invested	1,616	—	—
Non-deductible compensation and other expenses	3,752	3,762	2,487
Income taxes	$18,371	$(14,405)	$(37,883)

The Company evaluates its permanent reinvestment assertions with respect to foreign earnings at each reporting period. During the fourth quarter of 2011, the Company changed its permanent reinvestment assertion with respect to unremitted earnings in South Korea. The Company increased its tax provision by approximately $1,616 for the residual United States tax on unremitted earnings, net of anticipated foreign tax credits. In 2010 and 2009, the Company repatriated approximately $12,000 and $16,000, respectively, of cash from its subsidiary in South Korea. The tax effect has been provided in the tax provision of each respective year.

For all other foreign subsidiaries a provision has not been made for United States or additional foreign taxes on undistributed earnings of foreign subsidiaries as the Company plans to utilize these undistributed earnings to finance expansion and operating requirements of subsidiaries outside of the United States or due to local country restrictions. Such earnings will continue to be reinvested but could become subject to additional tax if they were remitted as dividends or were loaned to the Company or United States affiliates, or if the Company should sell its stock in the foreign subsidiaries. It is not practicable to determine the amount of additional tax, if any, that might be payable on the undistributed foreign earnings. The Company estimates its undistributed foreign earnings for which deferred taxes have not been provided are approximately $153,000.

As of December 31, 2011 and 2010, the Company has recorded a liability for $94,750 and $95,390, respectively, which includes unrecognized tax benefits of $65,545 and $69,056, respectively, and estimated accrued interest and penalties of $29,205 and $26,334, respectively. Additionally, for the years ended December 31, 2011 and 2010, the Company has reduced its recorded deferred tax assets by $11,273 and $12,758, respectively, due to unrecognized tax benefits which would otherwise give rise to a deferred tax asset. Interest and penalties related to underpayment of income taxes are classified as a component of income tax expense in the consolidated statement of operations. Total interest expense on unrecognized tax benefits included in the 2011 and 2010 income tax provision in the statement of operations were $4,838 and $5,116, respectively. In 2011 and 2010, interest expense was recorded net of reversals of prior years' interest and penalties of $1,967 and $625, respectively. The net of tax effect of interest, penalties and reversals thereof was a charge of $1,735 and $2,753 in the years ended December 31, 2011 and 2010, respectively.

A reconciliation of the total amount of unrecognized tax benefits is as follows:

	December 31,		
	2011	2010	2009
Balance, beginning of period	$81,815	$104,242	$129,884
Gross increases: tax positions taken in prior periods	—	3,570	7,311
Gross decreases: tax positions taken in prior periods	(5,056)	(1,103)	(8,275)
Gross increases: current period tax positions	2,829	2,652	14,149
Gross decreases: current year positions	—	(1,094)	—
Gross decreases: settlement of tax examinations	(2,770)	(26,452)	(38,827)
Balance, end of period	$76,818	$ 81,815	$104,242

If the unrecognized tax benefits at December 31, 2011, 2010 and 2009 were recognized in full, $76,818, $81,815 and $104,242, respectively, would impact the effective tax rate.

During 2011, the Company recognized previously unrecognized federal tax benefits due to an adjustment of $3,570 to the accrual for certain prior year tax positions and effective settlement of state and local tax examinations in the United States. As a result of the effective settlement of tax examinations, the Company recognized $2,770 of previously unrecognized tax benefits, which on a net of tax basis, impacted the effective tax rate by $1,801. The Company also reversed accrued interest related to unrecognized tax benefits of $1,967, which on a net of tax basis, impacted the effective tax rate by $1,190. The total benefit reflected in the tax provision for the year ended December 31, 2011, due to adjustments of prior accruals and settlement of tax examinations, was a reversal of prior year tax of $5,371 and a benefit for reversal of interest expense of $1,190.

During 2010, the Company completed a tax examination in the United Kingdom. The tax authorities reviewed the character of certain intercompany loans as debt. The Company had previously established an uncertain tax position in the amount of $25,075 for the tax benefits of accrued interest expense on the loans by reducing recorded deferred tax assets. Approximately $13,857 of these benefits were sustained in the examination. As a result of resolution of the examination, the Company reversed the unrecognized tax benefits, but established a valuation allowance for the benefits sustained as it is not more likely than not that the benefits will be realized. Net of the recorded valuation allowance, the reversal did not have an effect on the effective tax rate. The Company also recognized $1,377 of previously unrecognized tax benefits due to settlement of a U.S state tax examination, which on a net of tax basis impacted the effective tax rate by $895. The Company also reversed accrued interest related to unrecognized tax benefits of $625, which on a net of tax basis impacted the effective rate by $342. The total impact to the tax provision and effective rate as a result of settlement of tax examinations was a benefit for reversal of tax expense of $14,752, a benefit for reversal of accrued interest of $342 and a provision for recording a valuation allowance of $13,857.

During 2009, the Company recognized $38,827 of previously unrecognized tax benefits due to expiration of statutes of limitations, which on a net of tax basis impacted the effective tax rate by $33,022 ($26,752 of which was recorded in the third quarter of 2009 and $6,450 was recorded in the fourth quarter of 2009) and equity by $3,236. The Company also reversed accrued interest and penalties related to unrecognized tax benefits of $8,679, which on a net of tax basis impacts the effective rate by $5,687. The total benefit reflected in the effective tax rate due to recognition of previously unrecognized tax benefits and reversals of interest and penalties thereon was $38,709.

The Company conducts business globally and as a result, the Company or one or more subsidiaries is subject to United States federal income taxes and files income tax returns in various states and approximately 36 foreign jurisdictions. In the normal course of business, the Company is subject to tax examinations by taxing authorities including major jurisdictions such as Germany, United Kingdom, China and the United States as well as other countries in Europe and the Asia/Pacific region. The Company is generally no longer subject to examinations with respect to returns that have been filed for years prior to 2006 in Germany, 2009 in the United Kingdom, 2007 in China and 2006 in the United States. Tax years are generally considered closed from examinations when the statute of limitations expires. The Company is presently under examination by the United States Internal Revenue Service for tax years 2006 through 2009. No material adjustments have been proposed. The Company estimates that it is reasonably possible that unrecorded tax benefits may be reduced by as much as zero to $5,000 in the next twelve months due to expirations of statutes of limitations or settlement of audits. The tax matters relate to allocation of income among jurisdictions.

13. COMMITMENTS

Leases

The Company leases its facilities and a portion of its capital equipment under operating leases that expire at various dates. Some of the operating leases provide for increasing rents over the terms of the leases; total rent expense under these leases is recognized ratably over the initial renewal period of each lease. The following table presents future minimum lease commitments under non-cancelable operating leases and minimum rentals to be received under non-cancelable subleases at December 31, 2011:

	Operating Leases	Sublease Income
2012	$ 42,917	$ (5,323)
2013	41,476	(5,340)
2014	39,053	(5,259)
2015	28,823	(5,099)
2016	20,830	(4,275)
Thereafter	59,259	(16,959)
Total	**$232,358**	**$(42,255)**

Total rent and related expenses under operating leases were $53,857, $47,598, and $51,907 for the years ended December 31, 2011, 2010 and 2009, respectively. Operating lease obligations after 2011 relate primarily to office facilities.

Consulting, Employment and Non-Compete Agreements

The Company has entered into various consulting, employment and non-compete and/or non-solicitation agreements with certain key management personnel and former owners of acquired businesses. Employment agreements with key members of management are generally at will and provide for an unspecified term and for specified notice or the payment of severance in certain circumstances.

Employee Benefit Plans

The Company has a 401(k) profit-sharing plan covering all eligible employees. Through March 31, 2009, the Company provided for employer matching contributions equal to 50% of employee contributions, up to a maximum of 6% of their eligible compensation. Matching contributions were paid to participating employees in the form of the Company's common stock or cash. In April 2009, the Company temporarily suspended the matching of employee contributions. The matching of employee contributions was reintroduced in October 2010. Salaries and related expenses contain $4,936, $696 and $2,308 of employer matching contributions for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company also has defined contribution employee benefit plans for its employees outside of the United States. The cost of these plans included in salaries and related expenses were $4,249, $2,226 and $3,193 for the years ended December 31, 2011, 2010 and 2009, respectively.

14. RELATED PARTY TRANSACTIONS

The Company previously provided office space and administrative support to the Company's former Lead Independent Director. The value of such services was approximately $0, $0 and $40 in 2011, 2010 and 2009, respectively.

15. SEGMENT AND GEOGRAPHIC DATA

The Company conducts business in three reportable segments: Careers — North America, Careers — International and Internet Advertising & Fees. Corporate operating expenses are not allocated to the Company's reportable segments.

Primarily resulting from the acquisition of ChinaHR, the Company's Chief Operating Decision Maker (as defined by ASC 280, *Segment Reporting*) began reviewing the operating results of ChinaHR and initiated the process of making resource allocation decisions for ChinaHR separately from the Careers — International operating segment (which ChinaHR was formerly a part of). Accordingly, beginning in 2009, the Company has the following four operating segments: Careers —North America, Careers — International, Careers — China and Internet Advertising & Fees. Pursuant to ASC 280, *Segments*, due to the economic similarities of both operating segments, the Company aggregates the Careers — International and Careers — China operating segments into one reportable segment: Careers — International. See Note 1 for a description of the Company's reportable segments. The business attributable to the acquisition of the HotJobs Assets has been assigned to our Careers — North America segment (see Note 3).

The following tables present the Company's operations by reportable segment and by geographic region:

	Years Ended December 31,		
	2011	2010	2009
Revenue			
Careers — North America	$ 485,356	$422,193	$407,118
Careers — International	444,869	360,798	365,478
Internet Advertising & Fees	109,880	131,142	132,546
Revenue	**$1,040,105**	**$914,133**	**$905,142**

	Years Ended December 31,		
	2011	2010	2009
Operating Income (Loss)			
Careers — North America	$ 74,631	$ 47,783	$ 19,670
Careers — International	34,671	(23,572)	(6,283)
Internet Advertising & Fees	5,214	4,224	18,114
	114,516	28,435	31,501
Corporate expenses	(37,997)	(70,456)	(40,312)
Operating Income (Loss)	**$ 76,519**	**$(42,021)**	**$ (8,811)**

	Years Ended December 31,		
	2011	2010	2009
Depreciation and Amortization			
Careers — North America	$36,585	$29,288	$31,318
Careers — International	28,599	28,796	29,651
Internet Advertising & Fees	8,702	8,644	7,163
	73,886	66,728	68,132
Corporate expenses	714	368	401
Depreciation and Amortization	**$74,600**	**$67,096**	**$68,533**

	Years Ended December 31,		
	2011	2010	2009
Restructuring and Other Special Charges			
Careers — North America	$ 450	$ —	$ 3,758
Careers — International	618	—	10,368
Internet Advertising & Fees	4,105	—	616
Corporate expenses	—	—	1,363
Restructuring and Other Special Charges	**$5,173**	**$ —**	**$16,105**

	Years Ended December 31,		
	2011	2010	2009
Revenue by Geographic Region(a)			
United States	$ 569,820	$530,946	$521,697
Germany	96,965	71,293	72,554
Other foreign	373,320	311,894	310,891
Revenue	**$1,040,105**	**$914,133**	**$905,142**

	December 31,		
	2011	2010	2009
Long-lived Assets by Geographic Region(b)			
United States	$111,747	$111,255	$107,004
International	44,535	38,892	36,723
Total Long-Lived Assets	**$156,282**	**$150,147**	**$143,727**

The following table reconciles each reportable segment's assets to total assets reported on the Company's consolidated balance sheets:

	December 31, 2011	2010	2009
Total Assets by Segment			
Careers — North America	$ 881,942	$ 899,171	$ 614,363
Careers — International	825,559	690,246	717,574
Internet Advertising & Fees	172,456	182,514	184,157
Corporate	25,073	50,478	171,303
Shared assets(c)	152,968	155,593	139,793
Total Assets	**$2,057,998**	**$1,978,002**	**$1,827,190**

(a) Revenue by geographic region is generally based on the location of the Company's subsidiary.

(b) Total long-lived assets includes property and equipment, net.

(c) Shared assets represent assets that provide economic benefit to all of the Company's operating segments. Shared assets are not allocated to operating segments for internal reporting or decision-making purposes.

16. LEGAL MATTERS

The Company is involved in various legal proceedings that are incidental to the conduct of its business. Aside from the matters discussed below, the Company is not involved in any pending or threatened legal proceedings that it believes could reasonably be expected to have a material adverse effect on its financial condition, results of operations or cash flows.

In December 2010, EIT Holdings LLP filed suit against the Company and six other named defendants for allegedly infringing a patent purporting to cover certain forms of pop-up advertising on websites. Subsequently, the Court dismissed the action on the basis that it could not be brought as one lawsuit against multiple defendants. In June 2011, plaintiff re-commenced the action against the Company on an individual basis in the United States District Court for the Northern District of California. The lawsuit was entitled EIT Holdings LLP v. Monster Worldwide, Inc. (Civil Action No. — 5:11-cv-02472-RMW). The plaintiff sought monetary damages, pre- and post-judgment interest, and attorneys' fees. In November 2011, the matter was resolved and the lawsuit was dismissed with prejudice.

17. SUBSEQUENT EVENTS (UNAUDITED)

On January 24, 2012, the Company committed to take a series of strategic restructuring actions. The Company's decision to adopt the strategic restructuring actions resulted from the Company's desire to provide the Company with more flexibility to invest in marketing and sales activities in order to improve its long-term growth prospects and profitability. The strategic restructuring actions include reducing the Company's current workforce by approximately 400 associates (or 7% of its full-time staff), the consolidation of certain office facilities, and continuing discretionary-spending and office and general expense controls. The Company anticipates that a majority of the strategic restructuring actions, and a majority of the charges associated with such actions, will be taken in the first quarter of 2012. The Company also anticipates that all strategic restructuring actions will be completed by the end of 2012. As a result of the restructuring initiatives, the Company expects to record an aggregate pre-tax charge within the range of $30,000 to $40,000, beginning in the first quarter of 2012. Of the aggregate pre-tax charge, the Company expects to incur approximately $25,000 to $35,000 in cash expenditures.

MONSTER WORLDWIDE, INC.

FINANCIAL INFORMATION BY QUARTER (UNAUDITED)
(In thousands, except per share amounts)

2011	Quarter First	Second	Third	Fourth	Full Year
Revenue:					
Careers	$228,292	$236,017	$237,251	$228,665	$ 930,225
Internet Advertising & Fees	33,090	33,679	21,797	21,314	109,880
Total revenue	261,382	269,696	259,048	249,979	1,040,105
Salaries and related	135,661	132,213	129,308	119,016	516,198
Office and general	66,570	61,971	57,483	58,248	244,272
Marketing and promotion	57,698	58,524	46,527	52,594	215,343
Release of ChinaHR escrowed funds	—	—	(17,400)	—	(17,400)
Restructuring and other special charges	—	—	2,004	3,169	5,173
Total operating expenses	259,929	252,708	217,922	233,027	963,586
Operating income	1,453	16,988	41,126	16,952	76,519
Interest and other, net	(441)	(511)	(1,478)	(679)	(3,109)
Income before income taxes and loss in equity interests	1,012	16,477	39,648	16,273	73,410
Provision for income taxes	356	5,441	7,453	5,121	18,371
Loss in equity interests, net	(578)	(50)	(368)	(246)	(1,242)
Net income	$ 78	$ 10,986	$ 31,827	$ 10,906	$ 53,797
Basic earnings per share(a)	$ 0.00	$ 0.09	$ 0.26	$ 0.09	$ 0.44
Diluted earnings per share(a)	$ 0.00	$ 0.09	$ 0.26	$ 0.09	$ 0.43
Weighted average shares outstanding:					
Basic	121,425	122,200	122,991	121,378	122,002
Diluted	124,636	124,386	123,972	122,685	123,923

(a) Earnings per share calculations for each quarter include the weighted average effect of stock issuances and common stock equivalents for the quarter; therefore, the sum of quarterly earnings per share amounts may not equal full-year earnings per share amounts, which reflect the weighted average effect on an annual basis. Diluted earnings per share calculations for each quarter include the effect of stock options, non-vested restricted stock units and non-vested restricted stock, when dilutive to the quarter. In addition, basic earnings per share and diluted earnings per share may not add due to rounding.

MONSTER WORLDWIDE, INC.

FINANCIAL INFORMATION BY QUARTER (UNAUDITED)
(In thousands, except per share amounts)

2010	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	Full Year
Revenue:					
Careers	$182,582	$183,808	$193,912	$222,689	$782,991
Internet Advertising & Fees	32,723	31,109	34,930	32,380	131,142
Total revenue	215,305	214,917	228,842	255,069	914,133
Salaries and related	128,450	114,966	119,297	128,078	490,791
Office and general	62,148	56,906	63,272	60,471	242,797
Marketing and promotion	59,581	46,925	51,661	64,399	222,566
Total operating expenses	250,179	218,797	234,230	252,948	956,154
Operating (loss) income	(34,874)	(3,880)	(5,388)	2,121	(42,021)
Interest and other, net	(653)	901	(1,286)	(835)	(1,873)
(Loss) income before income taxes and loss in equity interests	(35,527)	(2,979)	(6,674)	1,286	(43,894)
(Benefit from) provision for income taxes	(12,179)	(829)	(1,823)	426	(14,405)
Loss in equity interests, net	(831)	(807)	(873)	(359)	(2,870)
Net (loss) income	$ (24,179)	$ (2,957)	$ (5,724)	$ 501	$ (32,359)
Basic (loss) earnings per share(a)	$ (0.20)	$ (0.02)	$ (0.05)	$ 0.00	$ (0.27)
Diluted (loss) earnings per share(a)	$ (0.20)	$ (0.02)	$ (0.05)	$ 0.00	$ (0.27)
Weighted average shares outstanding:					
Basic	120,032	120,701	120,796	120,892	120,608
Diluted	120,032	120,701	120,796	124,525	120,608

(a) Earnings per share calculations for each quarter include the weighted average effect of stock issuances and common stock equivalents for the quarter; therefore, the sum of quarterly earnings per share amounts may not equal full-year earnings per share amounts, which reflect the weighted average effect on an annual basis. Diluted earnings per share calculations for each quarter include the effect of stock options, non-vested restricted stock units and non-vested restricted stock, when dilutive to the quarter. In addition, basic earnings per share and diluted earnings per share may not add due to rounding.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not Applicable

ITEM 9A. *CONTROLS AND PROCEDURES*

Monster Worldwide maintains "disclosure controls and procedures," as such term is defined under Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, the Company's management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and the Company's management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company has carried out an evaluation, as of the end of the period covered by this report, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were reasonably effective in ensuring that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Securities Exchange Act Rules 13a-15(f) or 15d-15(f)). The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on its assessment, the Company believes that as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

There have been no significant changes in the Company's internal controls or in other factors which could materially affect internal controls subsequent to the date the Company's management carried out its evaluation.

The Company's independent registered public accounting firm has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Monster Worldwide, Inc.
New York, New York

We have audited Monster Worldwide, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Monster Worldwide, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Monster Worldwide, Inc. as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated January 31, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

New York, New York
January 31, 2012

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Certain of the information required by this item is incorporated by reference to the information appearing under the headings *"Corporate Governance and Board of Directors Matters," "Proposal 1: Election of Directors"* and *"Section 16(a) Beneficial Ownership Reporting Compliance"* from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act. The information under the heading *"Executive Officers"* in *"Item 1. Business"* of this Annual Report on Form 10-K is also incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics applicable to its directors, officers (including its principal executive officer, principal financial officer, principal accounting officer and controller) and employees. The Code of Business Conduct and Ethics is available on the Investor Relations portion of the Company's website under the *"Corporate Governance"* link. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments or waivers from any provision of the Company's Code of Business Conduct and Ethics applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or controller by either filing a Form 8-K or posting this information on the Company's website within four business days following the date of amendment or waiver. The Company's website address is *http://about-monster.com.*

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2011 pursuant to Regulation 14A of the Exchange Act.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(A) DOCUMENT LIST

1. *Financial Statements*

The financial statements of the Company filed herewith are set forth in Part II, Item 8 of this Report.

2. *Financial Statement Schedules*

None.

3. *Exhibits Required by Securities and Exchange Commission Regulation S-K*

(a) The following exhibits are filed as part of this report or are incorporated herein by reference. Exhibit Nos. 10.1 through 10.20 are management contracts or compensatory plans or arrangements.

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended.(1)
3.2	Amended and Restated Bylaws.(2)
4.1	Form of Common Stock Certificate.(1)
10.1	Form of Indemnification Agreement.(3)
10.2	1999 Long Term Incentive Plan, as amended as of January 1, 2008.(4)
10.3	Monster Worldwide, Inc. 2008 Equity Incentive Plan, as amended as of April 26, 2011.(5)
10.4	Monster Worldwide, Inc. Amended and Restated Executive Incentive Plan.(6)
10.5	Form of Monster Worldwide, Inc. Restricted Stock Award Grant Notice.(7)
10.6	Form of Monster Worldwide, Inc. Restricted Stock Unit Award Grant Notice.(7)
10.7	Form of Monster Worldwide, Inc. Restricted Stock Unit Award Grant Notice for Residents of France.(7)
10.8	Form of Monster Worldwide, Inc. Restricted Stock Unit Award Grant Notice for Residents of the People's Republic of China.(8)
10.9	Form of Monster Worldwide, Inc. Restricted Stock Unit Agreement for Residents of the United Kingdom.(7)
10.10	Form of Monster Worldwide, Inc. Restricted Stock Agreement for grants of restricted stock subject to performance vesting.(6)
10.11	Form of Monster Worldwide, Inc. Restricted Stock Unit Agreement for grants of restricted stock units subject to performance vesting.(6)
10.12	Form of Monster Worldwide, Inc. Restricted Stock Unit Agreement for certain employees and executive officers.(9)
10.13	Form of Monster Worldwide, Inc. Stock Option Agreement for certain employees and executive officers.(10)
10.14	Form of Monster Worldwide, Inc. Non-Employee Director Restricted Stock Agreement for initial grants of restricted stock.(11)
10.15	Form of Monster Worldwide, Inc. Non-Employee Director Restricted Stock Agreement for annual grants of restricted stock.(11)

Exhibit Number	Description
10.16	Employment Agreement, dated April 11, 2007, between Monster Worldwide, Inc. and Salvatore Iannuzzi.(12)
10.17	Employment Agreement, dated June 7, 2007, between Monster Worldwide, Inc. and Timothy T. Yates.(13)
10.18	Employment Letter Agreement, dated March 2, 2007, between Monster Worldwide, Inc. and Darko Dejanovic.(14)
10.19	Employment Agreement, dated as of May 15, 2008, by and between Monster Worldwide, Inc. and James M. Langrock.(15)
10.20	Employment Agreement, dated as of September 7, 2007, by and between Monster Worldwide, Inc. and Lise Poulos.(14)
10.21	Indenture of Lease, dated December 13, 1999, between the 622 Building Company LLC and the Company.(16)
10.22	Amended and Restated Credit Agreement, dated August 31, 2009, by and among Monster Worldwide, Inc., certain of Monster Worldwide, Inc.'s subsidiaries that may be designated as borrowers, Bank of America, N.A., in its capacity as administrative agent, swing line lender and l/c issuer and the lenders identified therein.(17)
10.23	First Amendment to Credit Agreement, dated January 28, 2010, by and among Monster Worldwide, Inc. and the lenders party thereto.(14)
10.24	Amended and Restated Subsidiary Guaranty, dated August 31, 2009, by the domestic subsidiaries of Monster Worldwide, Inc. party thereto in favor of Bank of America, N.A., in its capacity as administrative agent.(17)
10.25	U.S. Pledge Agreement, dated August 31, 2009, by Monster Worldwide, Inc. and Monster (California), Inc. in favor of Bank of America, N.A., in its capacity as administrative agent.(17)
10.26	Share Purchase Agreement, dated as of October 8, 2008, among China HR.com Holdings Ltd., Monster Worldwide, Inc., Monster Worldwide Netherlands B.V., Monster Worldwide Limited, the shareholders of China HR.com Holdings Ltd. named therein, and the other individuals named therein.(18)
10.27	Asset Purchase Agreement, dated as of February 3, 2010, by and between Monster Worldwide, Inc. and Yahoo! Inc.(19)
21.1	Subsidiaries of the Company.
23.1	Consent of BDO USA, LLP.
31.1	Certification by Salvatore Iannuzzi pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by James M. Langrock pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Salvatore Iannuzzi pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by James M. Langrock pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.

Exhibit Number	Description
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* XBRL information is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under such sections.

(1) Incorporated by reference to Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 1, 2007.

(2) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on January 27, 2010.

(3) Incorporated by reference to Exhibits to the Company's Registration Statement on Form S-1 (Registration No. 333-12471).

(4) Incorporated by reference to Exhibits to the Company's Quarterly Report on Form 10-Q filed on May 8, 2008.

(5) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on June 10, 2011.

(6) Incorporated by reference to Exhibits to the Company's Quarterly Report on Form 10-Q filed on November 4, 2008.

(7) Incorporated by reference to Exhibits to the Company's Quarterly Report on Form 10-Q filed on July 31, 2009.

(8) Incorporated by reference to Exhibits to the Company's Quarterly Report on Form 10-Q filed on July 30, 2010.

(9) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on March 31, 2006.

(10) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on December 30, 2004.

(11) Incorporated by reference to Exhibits to the Company's Quarterly Report on Form 10-Q filed on April 29, 2011.

(12) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on April 16, 2007.

(13) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on June 11, 2007.

(14) Incorporated by reference to Exhibits to the Company's Annual Report on Form 10-K filed on February 4, 2010.

(15) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on May 15, 2008.

(16) Incorporated by reference to Exhibits to the Company's Registration Statement on Form S-3 (Registration No. 333-93065).

(17) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on September 3, 2009.

(18) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on October 15, 2008.

(19) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on February 3, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONSTER WORLDWIDE, INC.
(REGISTRANT)

By: /s/ SALVATORE IANNUZZI
Salvatore Iannuzzi
Chairman of the Board, President and Chief Executive Officer

Dated: January 31, 2012

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT IN THE CAPACITIES AND ON THE DATES INDICATED.

Signature	Title	Date
/s/ SALVATORE IANNUZZI Salvatore Iannuzzi	Chairman of the Board, President, Chief Executive Officer and Director (principal executive officer)	January 31, 2012
/s/ JAMES M. LANGROCK James M. Langrock	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	January 31, 2012
/s/ JOHN GAULDING John Gaulding	Director	January 31, 2012
/s/ EDMUND P. GIAMBASTIANI, JR. Edmund P. Giambastiani, Jr.	Director	January 31, 2012
/s/ CYNTHIA P. MCCAGUE Cynthia P. McCague	Director	January 31, 2012
/s/ JEFFREY F. RAYPORT Jeffrey F. Rayport	Director	January 31, 2012
/s/ ROBERTO TUNIOLI Roberto Tunioli	Director	January 31, 2012
/s/ TIMOTHY T. YATES Timothy T. Yates	Director	January 31, 2012

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Corporate Information

Board of Directors

Salvatore Iannuzzi
Chairman

Admiral Edmund P. Giambastiani, Jr. (U.S. Navy, Retired)
Lead Independent Director

John Gaulding

Cynthia P. McCague

Jeffrey F. Rayport

Roberto Tunioli

Timothy T. Yates

Management Team

Salvatore Iannuzzi
Chairman, President and Chief Executive Officer

Andrea Bertone
Executive Vice President, Europe and North America Sales

Robert Brouwer
Executive Vice President, Latin America and Developing Markets

Steven M. Cooker
Executive Vice President, Global Government Solutions

Edward M. Gilvar
Executive Vice President and Global Chief Marketing Officer

James M. Langrock
Executive Vice President and Chief Financial Officer

Edward Lo
Executive Vice President, Greater China

Patrick W. Manzo
Executive Vice President, Global Customer Service and Chief Privacy Officer

Michael B. McGuinness
Senior Vice President, Chief Accounting Officer and Global Controller

Michael C. Miller
Executive Vice President, General Counsel and Secretary

Lise Poulos
Executive Vice President and Chief Administrative Officer

Mark Stoever
Executive Vice President, Corporate Development and Internet Advertising

Timothy T. Yates
Executive Vice President

Global Headquarters

Monster Worldwide, Inc.
622 Third Avenue, 39th Floor
New York, NY 10017
ph: 212-351-7000

Stock Exchange

NYSE: MWW

Transfer Agent

For General Inquiries:
Monster Worldwide, Inc.
c/o Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015
1-800-851-9677 (US)
1-201-680-6578 (Outside the US)
www.computershare.com
email: shrrelations@bnymellon.com

To Send certificates for transfer and for address changes:
Computershare
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310-1900

Investor Relations

Lori Chaitman
Vice President
Monster Worldwide, Inc.
622 Third Avenue, 39th Floor
New York, NY 10017
lori.chaitman@monster.com

Annual Meeting

The 2012 annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, June 5, 2012 at Dechert LLP
1095 Avenue of the Americas, 28th Floor
New York, NY 10036

monster

Global Headquarters
Monster Worldwide, Inc.
622 Third Avenue, 39th Floor
New York, NY 10017
ph: 212-351-7000